Exhibit 99.1

CREDIT AGREEMENT

dated as of August 16, 2011,

among

THOMSON REUTERS CORPORATION
The Other Borrowers Party Hereto

The Lenders Party Hereto

and

JPMORGAN CHASE BANK, N.A,
as General Administrative Agent,

ROYAL BANK OF CANADA,
as Canadian Administrative Agent

and

J. P. MORGAN EUROPE LIMITED,
as London Agent
___________________________

BARCLAYS CAPITAL,
J.P. MORGAN SECURITIES LLC,
RBC CAPITAL MARKETS
and
RBS SECURITIES INC.
as Joint Lead Arrangers and Joint Bookrunners
___________________________

BARCLAYS CAPITAL
and
THE ROYAL BANK OF SCOTLAND PLC
as Syndication Agents

and

BANK OF AMERICA, N.A.,
BANK OF MONTREAL,
DEUTSCHE BANK AG NEW YORK BRANCH,
MORGAN STANLEY BANK, N.A.
and
THE TORONTO-DOMINION BANK and
 DEUTSCHE BANK SECURITIES INC.

as Documentation Agents

i

ARTICLE VII

Events of Default

ARTICLE VIII

The Agents

ARTICLE IX

Guarantee

ARTICLE X

Miscellaneous

SECTION 10.01.	Notices	85
SECTION 10.02.	Waivers; Amendments; Addition of Tranches	87
SECTION 10.03.	Expenses; Indemnity; Damage Waiver	89
SECTION 10.04.	Successors and Assigns	91
SECTION 10.05.	Survival	96
SECTION 10.06.	Counterparts; Integration; Effectiveness; Pursuit of Remedies	97
SECTION 10.07.	Severability	97
SECTION 10.08.	Right of Setoff	97
SECTION 10.09.	Governing Law; Jurisdiction; Consent to Service of Process	97
SECTION 10.10.	WAIVER OF JURY TRIAL	98
SECTION 10.11.	Headings	98
SECTION 10.12.	Confidentiality; Non-Public Information	99
SECTION 10.13.	USA PATRIOT Act	100
SECTION 10.14.	No Fiduciary Duty	100
SECTION 10.15.	Conversion of Currencies	100
SECTION 10.16.	Restricted Obligations Applicable to each Swiss Borrower	100

Schedules

Schedule 1.01	Applicable Funding Account
Schedule 2.01	Commitments
Schedule 2.05A	LC Commitments
Schedule 2.05B	Existing Global Tranche Letters of Credit

Exhibits

Exhibit A	Form of Assignment and Assumption

Exhibit B-1	Form of Borrower Joinder Agreement
Exhibit B-2	Form of Borrower Termination Agreement
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Promissory Note
Exhibit E	Form of Compliance Certificate
Exhibit F	Mandatory Costs Rate
Exhibit G	Maturity Date Extension Request
Exhibit H-1	Form of Opinion of Torys LLP, counsel for the Canadian Borrowers
Exhibit H-2	Form of Opinion of Niederer Kraft Frey Ltd, counsel for the Swiss Borrower
Exhibit H-3	Form of Opinion of Allen & Overy LLP, counsel for the UK Borrower
Exhibit H-4	Form of Opinion of Linklaters LLP, counsel for the Luxembourg Borrower

CREDIT AGREEMENT dated as of August 16, 2011 (as amended from time to time, this “Agreement”), among THOMSON REUTERS CORPORATION; the other Borrowers from time to time party hereto; the Lenders from time to time party hereto; JPMORGAN CHASE BANK, N.A., as General Administrative Agent; ROYAL BANK OF CANADA, as Canadian Administrative Agent; and J.P. MORGAN EUROPE LIMITED, as London Agent.

The Borrowers (such term and each other capitalized term used and not otherwise defined herein having the meaning assigned to it in Article I) have requested the Lenders to extend, and the Lenders are willing, on the terms and subject to the conditions set forth herein, to extend, credit in the form of:

(a)  Global Tranche Commitments under which the Global Tranche Borrowers may obtain (i) Revolving Loans and Letters of Credit denominated in US Dollars, Sterling, Euro and Designated Currencies and (ii) Swingline Loans denominated in US Dollars from time to time during the Global Tranche Availability Period in an aggregate principal and face amount at any time outstanding that will not result in the total Global Tranche Revolving Credit Exposures exceeding US$650,000,000.

(b)  Canadian Tranche Commitments under which the Canadian Tranche Borrowers may obtain (i) Revolving Loans and Letters of Credit denominated in US Dollars and (ii) Swingline Loans denominated in US Dollars from time to time during the Canadian Tranche Availability Period in an aggregate principal and face amount at any time outstanding that will not result in the total Canadian Tranche Revolving Credit Exposures exceeding US$1,350,000,000.

The proceeds of Loans will be used to provide liquidity in connection with commercial paper programs and for other general corporate purposes of the Company and its subsidiaries.  Letters of Credit will be used for general corporate purposes of the Company and its subsidiaries.

Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01.  Defined Terms.  As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Accession Agreement” has the meaning set forth in Section 2.08(d).

“Additional Tranche” has the meaning set forth in the definition of “Tranche”.

“Adjusted EURIBO Rate” means, with respect to any EURIBOR Borrowing for any Interest Period, an interest rate per annum equal to the sum of (a) the EURIBO Rate for such Interest Period plus (b) the Mandatory Costs Rate.

“Adjusted LIBO Rate” means (a) with respect to any LIBOR Borrowing denominated in US Dollars for any Interest Period, an interest rate per annum equal to the product of (i) the LIBO Rate for US Dollars for such Interest Period multiplied by (ii) the Statutory Reserve Rate and (b) with respect to any LIBOR Borrowing denominated in Sterling or any Designated Currency for any Interest Period, an interest rate per annum equal to the sum of (x) the LIBO Rate for such currency and such Interest Period plus (y) the Mandatory Costs Rate.

“Administrative Questionnaire” means an Administrative Questionnaire in a form or forms supplied by the General Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agents” means the General Administrative Agent, the Canadian Administrative Agent and the London Agent.

“Agreement” has the meaning specified in the introductory paragraph hereof.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate in effect on such day for LIBOR Borrowings denominated in US Dollars for an interest period of one month plus 1%.  Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, as the case may be.

“Alternative Currency” means any currency other than US Dollars, Sterling or Euros.

“Applicable Agent” means (a) with respect to a Loan or Borrowing denominated in US Dollars under the Global Tranche (other than a LIBOR Loan or Borrowing made by a Swiss Borrower) or any Global Tranche Letter of Credit, and with respect to any payment hereunder that does not relate to a particular Loan, Borrowing or Letter of Credit, the General Administrative Agent, (b) with respect to a Loan or Borrowing under the Canadian Tranche or a Canadian Tranche Letter of Credit, the Canadian Administrative Agent and (c) with respect to a LIBOR Loan or Borrowing under the Global Tranche made by a Swiss Borrower or any Loan or Borrowing denominated in a currency other than US Dollars under the Global Tranche, the London Agent.

“Applicable Funding Account” means, as to each Borrower, the applicable account designated by the Applicable Agent and specified on Schedule 1.01 hereto or set forth in such Borrower’s Borrower Joinder Agreement entered pursuant to Section 2.20 or any other account that shall be specified in a written notice signed by a Financial Officer on behalf of the applicable Borrower and delivered to and approved by the Applicable Agent.

“Applicable Law” means all applicable laws, statutes, treaties, rules, codes, ordinances, regulations, permits, certificates, orders, interpretations, licenses, and permits of any Governmental Authority and judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other judicial or quasi-judicial tribunal (including, without limitation, those pertaining to health, safety, the environment or otherwise).

“Applicable Lending Office” means, (a) with respect to any Initial Lender, the office(s) of such Lender (or any Affiliate of such Lender) specified as its “Global Tranche Lending Office” or “Canadian Tranche Lending Office” on Schedule 2.01 or (b) as to any Person that becomes a Global Tranche Lender or a Canadian Tranche Lender after the Closing Date, the office(s) of such Lender specified in the Assignment and Assumption executed by such Person or (c) such other office(s) of such Lender (or an Affiliate of such Lender) as such Lender may hereafter designate from time to time as its “Global Tranche Lending Office(s)” or “Canadian Tranche Lending Office(s)”, as applicable, by prior notice to the Company and the Applicable Agent (with a copy to the General Administrative Agent if the Applicable Agent is the Canadian Administrative Agent); provided that, other than following an Event of Default that has occurred and is continuing, (i) such designation for Loans under any Tranche will not cause a Borrower under such Tranche to be subject to the payment of additional amounts with respect to withholding taxes pursuant to Section 2.16 and (ii) in the case of a Canadian Tranche Lender or a Global Tranche Lender, such Lender would be, to the same extent as prior to such designation, a Canadian Tranche Eligible Assignee or Global Tranche Eligible Assignee, respectively, if such Lender were an assignee.  A Global Tranche Lender or a Canadian Tranche Lender may designate different Global Tranche Lending Offices or Canadian Tranche Lending Offices for Loans to Borrowers in different jurisdictions.

“Applicable Rate” means, for any day, the applicable rate per annum set forth below under the caption “Facility Fee Rate”, “LIBOR/EURIBOR Rate Spread” or “ABR Spread”, as the case may be, based upon the ratings by S&P and Moody’s, respectively, applicable on such date to the Index Debt:

	Ratings (S&P/Moody’s)	Facility Fee Rate (% per annum)	LIBOR/EURIBOR Rate Spread	ABR Spread
Category 1	A1/A+ or higher	0.060%	0.690%	0.000%

	Ratings (S&P/Moody’s)	Facility Fee Rate (% per annum)	LIBOR/EURIBOR Rate Spread	ABR Spread
Category 2	A2/A	0.080%	0.795%	0.000%
Category 3	A3/A-	0.100%	0.900%	0.000%
Category 4	Baa1/BBB+	0.150%	0.975%	0.000%
Category 5	Baa2/BBB	0.200%	1.050%	0.050%
Category 6	Baa3/BBB- or lower or unrated	0.250%	1.375%	0.375%

For purposes of the foregoing, (i) if either of Moody’s or S&P shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), then such rating agency shall be deemed to have established a rating in Category 6; (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the Index Debt shall fall within different Categories, the Applicable Rate shall be based on the higher of the two ratings unless one of the two ratings is more than one Category lower than the other, in which case the Applicable Rate shall be based on the Category next below that of the higher of the two ratings; (iii) if the rating established or deemed to have been established by Moody’s or S&P for the Index Debt shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency; and (iv) so long as no Specified Default or Event of Default shall have occurred and be continuing, the Company may replace either S&P or Moody’s (but not both) with Fitch; provided that, in the event of any such replacement, clause (ii) above shall cease to apply and, in lieu of such clause (ii), if the ratings established or deemed to have been established by Moody’s or S&P (whichever remains as a rating agency for purposes hereof) or Fitch are not in the same Category, then the Applicable Rate will be determined based on the lower of the two ratings unless one of the two ratings is two or more Categories lower than the rating established or deemed to have been established by the other rating agency, in which case the Applicable Rate shall be determined by reference to the Category next above that of the lower of the two ratings.  Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.  If the rating system of Moody’s, S&P or Fitch, as applicable, shall change, or if either of the two then-applicable rating agencies shall cease to be in the business of rating corporate debt obligations, the Company and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating from such rating agency most recently in effect prior to such change or cessation.

“Applicable Swingline Lender” means (a) with respect to any Global Tranche Swingline Loan,  the Global Tranche Swingline Lender and (b) with respect to any Canadian Tranche Swingline Loan, the Canadian Tranche Swingline Lender.

“Applicable Tranche Percentage” means (a) with respect to the Global Tranche, the Global Tranche Percentage and (b) with respect to the Canadian Tranche, the Canadian Tranche Percentage.

“Approved Fund” has the meaning assigned to such term in Section 10.04.

“Arrangers” means Barclays Capital, the investment banking division of Barclays Bank PLC, J.P. Morgan Securities LLC, RBC Capital Markets and RBS Securities Inc.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.04), and accepted by the General Administrative Agent, in the form of Exhibit A or any other form approved by the General Administrative Agent.

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benefit Plan” means any employee benefit, health, welfare, pension, supplemental pension, deferred compensation, stock, share or other similar incentive compensation, retirement, post-retirement benefit and post-employment benefit and long-term incentive plans or arrangements, disability or any other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that, in any of the foregoing cases, are applicable to present or former employees or directors or officers, and individuals working on contract with any Borrower or any Significant Subsidiary and are currently maintained, administered or participated in by any Borrower or any Significant Subsidiary, or in respect of which any Borrower or any Significant Subsidiary has any contribution obligation or other liability or contingent liability.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means any Global Tranche Borrower or Canadian Tranche Borrower.

“Borrower Joinder Agreement” means a Borrower Joinder Agreement substantially in the form of Exhibit B-1.

“Borrower Termination Agreement” means a Borrower Termination Agreement substantially in the form of Exhibit B-2.

“Borrowing” means (a) Loans of the same Class, Type and currency made, converted or continued on the same date and, in the case of LIBOR Loans and EURIBOR Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.

“Borrowing Minimum” means (a) in the case of a Borrowing denominated in US Dollars, US$2,500,000, (b) in the case of a Borrowing denominated in Sterling, £1,000,000, (c) in the case of a Borrowing denominated in Euros, €2,500,000 and (d) in the case of a Borrowing denominated in any Alternative Currency, the smallest amount of such Alternative Currency that is an integral multiple of 100,000 units of such currency and that has a US Dollar Equivalent in excess of US$2,500,000.

“Borrowing Multiple” means (a) in the case of a Borrowing denominated in US Dollars, US$100,000, (b) in the case of a Borrowing denominated in Sterling, £100,000, (c) in the case of a Borrowing denominated in Euros, €100,000 and (d) in the case of a Borrowing denominated in any Alternative Currency, 100,000 units of such Alternative Currency.

“Borrowing Request” means a request by a Borrower for a Revolving Borrowing in accordance with Section 2.03.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that (a) when used in connection with a LIBOR Loan denominated in any currency, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in such currency in the London interbank market, (b) when used in connection with a EURIBOR Loan, the term “Business Day” shall also exclude any day on which the TARGET payment system is not open for the settlement of payments in Euros, (c) when used in connection with any Loan to a Canadian Borrower or any Canadian Tranche Letter of Credit, the term “Business Day” shall also exclude any day on which banks are not open for business in Toronto and (d) when used in connection with a Loan to any Borrower organized in a jurisdiction other than the United States of America, the United Kingdom or Canada, the term “Business Day” shall also exclude any day on which commercial banks in the jurisdiction of organization of such Borrower are authorized or required by law to remain closed.

“Canadian Administrative Agent” means Royal Bank of Canada, in its capacity as Canadian administrative agent for the Lenders hereunder, or any successor appointed in accordance with Article VIII.

“Canadian Borrower” means the Company and any Borrower that is incorporated or otherwise organized under the laws of Canada or any political subdivision thereof.

“Canadian Pension Event” means (a) the occurrence of a Termination Event with respect to a Canadian Pension Plan; (b) the failure by a Borrower or any Significant Subsidiary to make a required contribution to a Canadian Pension Plan, which results in a deemed trust or lien arising pursuant to the PBA against the assets of any Borrower or any Significant Subsidiary; (c) the occurrence of any event or condition which might reasonably constitute grounds under the PBA for the appointment of a third party to administer a Canadian Pension Plan; (d) the failure to fund all Canadian Pension Plans as required by Applicable Law; (e) the failure to make on a timely basis all required contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Canadian Pension Plan of each Borrower and each Significant Subsidiary; (f) the violation of any provision of the terms of any Canadian Pension Plan or applicable pension benefit laws; or (g) the merger of any Canadian Pension Plan with another pension plan or the transfer of assets and liabilities from or to any Canadian Pension Plan to any other Canadian or non-Canadian pension plan, other than in connection with the termination of employment of members of a Canadian Pension Plan in the ordinary course.

“Canadian Pension Plan” means a Benefit Plan that is a “registered pension plan” as defined in the ITA, or any other pension, supplemental pension or retirement savings plan which is applicable to any Borrower or any Significant Subsidiary’s employees resident in Canada, whether or not registered.

“Canadian Tranche” has the meaning set forth in the definition of “Tranche”.

“Canadian Tranche Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of all the Canadian Tranche Commitments.

“Canadian Tranche Borrower” means, at any time, (a) the Company, (b) Thomson Reuters Canada Limited, a company incorporated under the laws of Canada, (c) Thomson Reuters Holdings AG, a company incorporated under the laws of Switzerland and (d) each subsidiary of the Company that has become a Canadian Tranche Borrower as provided in Section 2.20 and has not ceased to be a Canadian Tranche Borrower as provided in such Section.

“Canadian Tranche Commitment” means, with respect to each Canadian Tranche Lender, the commitment of such Canadian Tranche Lender to make Canadian Tranche Revolving Loans pursuant to Section 2.01(b) and to acquire participations in Canadian Tranche Swingline Loans and Canadian Tranche Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Canadian Tranche Lender’s Canadian Tranche Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to Section 2.08 or assignments by or to such Canadian Tranche Lender pursuant to Section 10.04.  The initial amount of each Canadian Tranche Lender’s Canadian Tranche Commitment is set forth on Schedule 2.01, under the caption “Canadian Tranche Commitment”, or in the

Assignment and Assumption pursuant to which such Canadian Tranche Lender shall have assumed its Canadian Tranche Commitment, as the case may be.  The aggregate amount of Canadian Tranche Commitments on the Closing Date is US$1,350,000,000.

“Canadian Tranche Eligible Assignee” means (a) a Person lending through an Applicable Lending Office that is entitled to receive interest payments under this Agreement from a Canadian Tranche Borrower free and clear of any withholding tax imposed by Canada (other than any such withholding tax to which payments to such Person’s assignor are subject as a result of any Change in Law after the date of this Agreement), and is either (i) organized in the United States of America or (ii) eligible for the benefits of an income tax treaty that eliminate withholding of US taxes on interest income and in each case, that has, or is an Affiliate of a bank which has, shareholders’ equity of at least US$2,000,000,000, or (b) any other Person that has been approved in writing as a Canadian Tranche Eligible Assignee by the Canadian Administrative Agent and, if no Event of Default exists and is continuing, by the Company (such consent by the Company not to be unreasonably withheld or delayed).

“Canadian Tranche Issuing Bank” means (a) Royal Bank of Canada, (b) Bank of Montreal, Chicago Branch and (c) each other Lender that shall have become a Canadian Tranche Issuing Bank hereunder as provided in Section 2.05(j) (other than any Lender that shall have ceased to be a Canadian Tranche Issuing Bank as provided in Section 2.05(k)), each in its capacity as an issuer of Canadian Tranche Letters of Credit hereunder.  Each Canadian Tranche Issuing Bank may, in its discretion, arrange for one or more Canadian Tranche Letters of Credit to be issued by Affiliates of such Canadian Tranche Issuing Bank, in which case the term “Canadian Tranche Issuing Bank” shall include any such Affiliate with respect to Canadian Tranche Letters of Credit issued by such Affiliate; provided that the Borrowers shall not be responsible for payment of any additional amounts pursuant to Section 2.16 or 2.19 as a result of any such Canadian Tranche Letter of Credit being issued by such Affiliate instead of by such Canadian Tranche Issuing Bank.

“Canadian Tranche LC Disbursement” means a payment made by an Issuing Bank pursuant to a Canadian Tranche Letter of Credit.

“Canadian Tranche LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amounts of all outstanding Canadian Tranche Letters of Credit at such time plus (b) the aggregate amount of all Canadian Tranche LC Disbursements that have not yet been reimbursed by or on behalf of the applicable Borrowers at such time.  The Canadian Tranche LC Exposure of any Canadian Tranche Lender at any time shall be its Canadian Tranche Percentage of the total Canadian Tranche LC Exposure at such time.

“Canadian Tranche Lender” means a Lender with a Canadian Tranche Commitment or a Canadian Tranche Revolving Credit Exposure.

“Canadian Tranche Letter of Credit” means a letter of credit issued by an Issuing Bank pursuant to Section 2.05(a)(ii), and each Existing Canadian Tranche Letter of Credit.

“Canadian Tranche Percentage” means, with respect to any Canadian Tranche Lender at any time, the percentage of the aggregate Canadian Tranche Commitments represented by such Canadian Tranche Lender’s Canadian Tranche Commitment at such time; provided that in the case of Section 2.21 when a Defaulting Lender shall exist, “Canadian Tranche Percentage” shall mean the percentage of the aggregate Canadian Tranche Commitments (disregarding any Defaulting Lender’s Canadian Tranche Commitment) represented by such Canadian Tranche Lender’s Canadian Tranche Commitment; provided further that if all the Canadian Tranche Commitments have expired or been terminated, the Canadian Tranche Percentages shall be determined on the basis of the aggregate Canadian Tranche Commitments most recently in effect, giving effect to any assignments.

“Canadian Tranche Revolving Credit Exposure” means, with respect to any Canadian Tranche Lender at any time, the aggregate amount of (a) the sum of such Canadian Tranche Lender’s outstanding Canadian Tranche Revolving Loans, (b) such Canadian Tranche Lender’s Canadian Tranche LC Exposure and (c) such Canadian Tranche Lender’s Canadian Tranche Swingline Exposure.

“Canadian Tranche Revolving Loans” means Loans made by the Canadian Tranche Lenders pursuant to Section 2.01(b).  Each Canadian Tranche Revolving Loan shall be a LIBOR Loan or an ABR Loan.

“Canadian Tranche Swingline Exposure” means, at any time, the sum of the outstanding Canadian Tranche Swingline Loans at such time.  The Canadian Tranche Swingline Exposure of any Canadian Tranche Lender at any time shall be its Canadian Tranche Percentage of the total Canadian Tranche Swingline Exposure at such time.

“Canadian Tranche Swingline Lender” means JPMorgan Chase Bank N.A., Toronto Branch.

“Canadian Tranche Swingline Loan” means a Loan made pursuant to Section 2.04 and designated in the notice delivered by the applicable Borrower pursuant to paragraph (b) of such Section as a Canadian Tranche Swingline Loan.

“Capital Stock” means, with respect to any Person, any and all shares, units, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred interest, any limited or general partnership interest, any beneficial interest in a trust and any limited liability company membership interest.

“Change in Control” means an event or series of events by which at any time (a) a “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of such Person or its subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Woodbridge Group, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Capital Stock of the Company, having the power, directly or indirectly, to elect members of the board of directors or equivalent governing body of such Person, or (b) any Borrower other than the Company ceases to be a wholly-owned subsidiary (directly or indirectly) of the Company, unless at such time such other Borrower has no Obligations outstanding and has terminated its ability to obtain extensions of credit under this Agreement.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.14(b), by any lending office of such Lender or Issuing Bank or by such Lender’s or Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Claims” has the meaning set forth in Section 2.17(c).

“Class”, when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Global Tranche Revolving Loans, Canadian Tranche Revolving Loans, Global Tranche Swingline Loans, Canadian Tranche Swingline Loans or Loans of any Additional Tranche and (b) any Commitment, refers to whether such Commitment is a Global Tranche Commitment, a Canadian Tranche Commitment or a commitment in respect of any Additional Tranche.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commitment Increase” has the meaning set forth in Section 2.08(e).

“Commitment Reallocation” has the meaning set forth in Section 2.08(f).

“Commitments” means the Global Tranche Commitments and the Canadian Tranche Commitments, as the case may be, and, with respect to any Additional Tranche, the commitments of the Lenders providing such Additional Tranche.  The aggregate amount of the Commitments as of the Closing Date is US$2,000,000,000.

“Company” means Thomson Reuters Corporation, an Ontario corporation, and its permitted successors and assigns hereunder.

“Compliance Certificate” means a certificate substantially in the form of Exhibit E.

“Consenting Lender” has the meaning set forth in Section 2.08(g).

“consolidated” means, when used with reference to any accounting term, the amount described by such accounting term, determined on a consolidated basis in accordance with IFRS, after elimination of intercompany items.

“Consolidated EBITDA” means, for any period, net earnings of the Company on a consolidated basis plus (i) without duplication and to the extent deducted in determining such net earnings, the sum of (A) income tax expense; (B) interest expense, amortization or writeoff of Debt discount and Debt issuance costs and commissions, discounts and other fees, costs and charges associated with Debt (including the Loans); (C) depreciation and amortization expense; (D) amortization of identifiable intangible assets; (E) all amounts attributable to net other operating expense, including, without limitation, net losses on disposals of businesses and investments, equity in losses of associates or affiliates and deal costs associated with acquisitions; (F) all amounts attributable to net other finance expense, including, without limitation, losses from the redemption of Debt, expense on intercompany loans and dividends relating to changes in foreign currency exchange rates and losses on derivative instruments; (G) any extraordinary, unusual or non-recurring expenses, charges or losses (including non-cash restructuring charges and also including, whether or not includable as a separate item in the statement of net earnings for such period, losses on sales of assets outside of the ordinary course of business); (H) with respect to any discontinued operation, any loss resulting therefrom; and (I) any other non-cash expense, charges or losses, including, without limitation, asset impairments, minus (ii) without duplication and to the extent included in determining such net earnings, the sum of any (A) income tax credits (to the extent not netted from income tax expense); (B) interest income; (C) all amounts attributable to net other operating income, including, without limitation, net gains on disposals of businesses and investments and equity in gains or earnings of associates or affiliates; (D) all amounts attributable to net other finance income, including, without limitation, income on intercompany loans and dividends relating to changes in foreign currency exchange rates and income on derivative instruments; (E) extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of net earnings for such period, gains on the sales of assets outside of the ordinary course of business); (F) with respect to any discontinued operation, any gain resulting therefrom; and (G) any other non-cash income or gains, all as determined on a consolidated basis and in each case, exclusive of the cumulative effect of foreign currency gains or losses.  Notwithstanding the foregoing, in calculating Consolidated EBITDA for any period, if such Person or any of its consolidated subsidiaries has made any Material Acquisition, Material Disposition or Material Investment (each as defined below) during the period of four consecutive fiscal quarters ended on the date on which the most recent fiscal quarter ended, Consolidated EBITDA for the relevant period for testing compliance under Section 6.04 of this Agreement shall be calculated after giving pro forma effect thereto as if such Material Acquisition, Material Disposition or Material Investment had occurred on the first day of the relevant period for testing compliance. As used in this definition, (1) “Material Acquisition” means any acquisition or series of related acquisitions of property that (x) constitutes all or substantially all of the stock or shares, units or other similar ownership and equity interests or all or substantially all of the assets of any person or comprises all or substantially all of any operating unit of a business and (y) involves consideration of

US$500,000,000 or more; (2) “Material Disposition” means any sale, transfer, lease or other disposition or series of related sales, transfers, leases or other dispositions of property that (x) constitutes all or substantially all of the stock or all or substantially all of the assets of any subsidiary of such Person or involves assets comprising all or substantially all of any operating unit of a business of such Person or any of its subsidiaries and (y) yields gross proceeds to such Person or any of its subsidiaries of US$500,000,000 or more; and (3) “Material Investment” means any entity in which such Person or any subsidiary of such Person has made or disposed of an investment of US$500,000,000 or more.

“Consolidated Total Debt” means, as of any date of determination, the aggregate stated balance sheet amount of all Debt (net of cash and cash invested in Permitted Investments) of the Company and its consolidated subsidiaries.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Debt” means, as of any date and with respect to any Person, all amounts that are classified as debt on the consolidated balance sheet of such Person as of such date as determined in accordance with IFRS, with the total amount of all such debt increased or reduced, as the case may be, by the effect of all net monetary payment obligations/receivables of members of a group in respect of Hedge Agreements (measured as the Hedge Agreement Termination Value thereof) which are related to such debt.

“Declining Lender” has the meaning set for in Section 2.08(g).

“Decreasing Tranche” has the meaning set forth in Section 2.08(f).

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days after the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or (iii) pay over to any Loan Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the General Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrowers or any Loan Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Loan Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Loan Party’s receipt of such certification in form and substance reasonably satisfactory to it and the General Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

“Designated Currency” means any currency (a) that is freely transferable and convertible into US Dollars in the London market, (b) for which LIBO Rates can be determined by reference to the Reuters screen as provided in the definition of “LIBO Rate” and (c) that has been designated by the General Administrative Agent as a Designated Currency at the request of the Company and with the consent of each Global Tranche Lender.  If the Global Tranche Lenders and the General Administrative Agent shall so elect, the designation of a currency as a Designated Currency may be limited to one or more of the Global Tranche Borrowers.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 10.02).

“Eligible Assignee” means, with respect to any assignment of the rights, interest and obligations of a Global Tranche Lender hereunder, a Person that is at the time of such assignment (a) a commercial bank organized or licensed under the laws of the United States or any state thereof having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (b) a commercial bank organized under the laws of any other country that is a member of the Organization of Economic Cooperation and Development, or a political subdivision of any such country, having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (c) a commercial finance company, insurance company or other financial institution which in the ordinary course of business extends credit of the type extended hereunder, having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (d) a Lender hereunder, (e) an Affiliate of a Lender hereunder that does not otherwise qualify as an Eligible Assignee; provided such Lender continues to be obligated under this Agreement and (f) the successor (whether by transfer of assets, merger or otherwise) to all or substantially all of the commercial lending business of the assigning Lender; provided that each such successor of each Person described in clauses (a) through (c) and (f) shall have a short term public debt rating of not less than A-1 by S&P or P-1 by Moody’s; provided further that, notwithstanding the foregoing, the term “Eligible Assignee” shall not include the Company, its subsidiaries or any of its or their Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person which for purposes of Title IV of ERISA is a member of any Borrower’s controlled group, or under common control with the Company, within the meaning of Section 414 (b), (c), (m) or (o) of the Code, and the regulations promulgated and rulings issued thereunder.

“ERISA Event” means (a) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, unless the 30-day notice requirement with respect thereto has been waived by the PBGC; (b) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 404l(e) of ERISA); (c) the cessation of operations at a facility in the circumstances described in Section 4062(e) of ERISA; (d) the withdrawal by any Borrower or an ERISA Affiliate from a Multiemployer Plan during a plan year for which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA; (e) the failure by any Borrower or any ERISA Affiliate to make a payment to a Plan required under Section 302 of ERISA, which results in a lien pursuant to Section 303(k) of ERISA; (f) the institution by the PBGC of proceedings to terminate a Plan, pursuant to Section 4042 of ERISA, or the occurrence of any event or condition which might reasonably constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan by the PBGC; or (g) the insolvency within the meaning of Section 4245 of ERISA or “reorganization” within the meaning of Section 4241 of ERISA of a Multiemployer Plan in connection with which any Borrower or an ERISA Affiliate shall incur any liability.

“EURIBO Rate” means, with respect to any EURIBOR Borrowing for any Interest Period, (a) the applicable Screen Rate or (b) if no Screen Rate is available for such Interest Period, the “EURIBO Rate” with respect to such Borrowing for such Interest Period shall be the rate at which deposits of €3,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of JPMorgan Chase Bank, N.A. to leading banks in the European interbank market at their request in immediately available funds, in each case as of the Specified Time on the Quotation Day.

“EURIBOR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted EURIBO Rate.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the European Monetary Union Legislation.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Rate” means on any day, for purposes of determining the US Dollar Equivalent of any other currency, the rate at which such other currency may be exchanged into US Dollars at the time of determination on such day as set forth on the Reuters WRLD Page for such currency.  In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Applicable Agent and the Company, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Applicable Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Applicable Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of US Dollars for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Applicable Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Existing Canadian Tranche Letters of Credit” means each Canadian Tranche Letter of Credit (as defined in the Existing Credit Agreement) that is (a) outstanding on the Closing Date and (b) listed on Schedule 2.05B.

“Existing Credit Agreement” means the Credit Agreement dated as of August 14, 2007, as amended, among the Company, the other borrowers from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as General Administrative Agent, Royal Bank of Canada, as Canadian Administrative Agent, J.P. Morgan Europe Limited, as London Agent and J.P. Morgan Australia Limited (ABN 52 002 888 011), as Australian Administrative Agent.

“Existing Global Tranche Letters of Credit” means each Global Tranche Letter of Credit (as defined in the Existing Credit Agreement) that is (a) outstanding on the Closing Date and (b) listed on Schedule 2.05B.

“Existing Letters of Credit” means each Existing Global Tranche Letter of Credit and each Existing Canadian Tranche Letter of Credit.

“Existing Maturity Date” has the meaning set for in Section 2.08(g).

“Fitch” means Fitch, Inc., or any successor by merger or consolidation to its business.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the General Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Financial Officer” means, with respect to any Borrower, (a) the chief financial officer, principal accounting officer, treasurer, controller or assistant controller of such Borrower or (b) any other duly authorized officer of such Borrower that shall have been specified in a written notice from the Company to the Agents.

“General Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as general administrative agent for the Lenders hereunder, or any successor appointed in accordance with Article VIII.

“Global Tranche” has the meaning set forth in the definition of “Tranche”.

“Global Tranche Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of all the Global Tranche Commitments.

“Global Tranche Borrower” means (a) the Company, (b) each other Initial Global Tranche Borrower, and (c) each subsidiary of the Company that has become a Global Tranche Borrower as provided in Section 2.20 and has not ceased to be a Global Tranche Borrower as provided in such Section.

“Global Tranche Commitment” means, with respect to each Global Tranche Lender, the commitment of such Global Tranche Lender to make Global Tranche Revolving Loans pursuant to Section 2.01(a) and to acquire participations in Global Tranche Swingline Loans and Global Tranche Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Global Tranche Lender’s Global Tranche Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to Section 2.08 or assignments by or to such Global Tranche Lender pursuant to Section 10.04.  The initial amount of each Global Tranche Lender’s Global Tranche Commitment is set forth on Schedule 2.01, under the caption “Global Tranche Commitment”, or in the Assignment and Assumption pursuant to which such Global Tranche Lender shall have assumed its Global Tranche Commitment, as the case may be.  The aggregate amount of Global Tranche Commitments on the Closing Date is US$650,000,000.

“Global Tranche Eligible Assignee” means (a) a Person lending through one or more Applicable Lending Offices that is entitled to receive interest payments under this Agreement from a Global Tranche Borrower free and clear of any withholding tax imposed by the United Kingdom and that would be entitled to receive interest payments from a United States borrower free and clear of any withholding tax imposed by the United States of America (in each case other than any such withholding tax to which payments to such Person’s assignor are subject as a result of any Change in Law after the date of this Agreement), assuming the taking by such Global Tranche Borrower of all actions required in order for available exemptions from such tax to be effective and that is otherwise an Eligible Assignee and (b) any other Person that has been approved in writing as a Global Tranche Eligible Assignee by the General Administrative Agent and, if no Event of Default exists and is continuing, by the Company (such consent by the Company not to be unreasonably withheld or delayed).

“Global Tranche Issuing Bank” means (a) JPMorgan Chase Bank, N.A., (b) Deutsche Bank AG New York Branch, and (c) each other Lender that shall have become a Global Tranche Issuing Bank hereunder as provided in Section 2.05(j) (other than any Lender that shall have ceased to be a Global Tranche Issuing Bank as provided in Section 2.05(k)), each in its capacity as an issuer of Global Tranche Letters of Credit hereunder.  Each Global Tranche Issuing Bank may, in its discretion, arrange for one or more Global Tranche Letters of Credit to be issued by Affiliates of such Global Tranche Issuing Bank, in which case the term “Global Tranche Issuing Bank” shall include any such Affiliate with respect to Global Tranche Letters of Credit issued by such Affiliate; provided that the Borrowers shall not be responsible for payment of any additional amounts pursuant to Section 2.16 or 2.19 as a result of any such Global Tranche Letter of Credit being issued by such Affiliate instead of by such Global Tranche Issuing Bank.

“Global Tranche LC Exposure” means, at any time, (a) the sum of the US Dollar Equivalents of the undrawn amounts of all outstanding Global Tranche Letters of Credit at such time plus (b) the sum of the US Dollar Equivalents of the amounts of all Global Tranche LC Disbursements that have not yet been reimbursed by or on behalf of the applicable Borrowers at such time.  The Global Tranche LC Exposure of any Global Tranche Lender at any time shall be its Global Tranche Percentage of the aggregate Global Tranche LC Exposure at such time.

“Global Tranche Lender” means a Lender with a Global Tranche Commitment or a Global Tranche Revolving Credit Exposure.

“Global Tranche Letter of Credit” means a letter of credit issued by an Issuing Bank pursuant to Section 2.05(a)(i) and each Existing Global Tranche Letter of Credit, and each Existing Global Tranche Letter of Credit.

“Global Tranche Percentage” means, with respect to any Global Tranche Lender at any time, the percentage of the aggregate Global Tranche Commitments represented by such Global Tranche Lender’s Global Tranche Commitment at such time; provided that in the case of Section 2.21 when a Defaulting Lender shall exist, “Global Tranche Percentage” shall mean the percentage of the aggregate Global Tranche Commitments (disregarding any Defaulting Lender’s Global Tranche Commitment) represented by such Global Tranche Lender’s Global Tranche Commitment; provided further that if all the Global Tranche Commitments have expired or been terminated, the Global Tranche Percentages shall be determined on the basis of the aggregate Global Tranche Commitments most recently in effect, giving effect to any assignments.

“Global Tranche Revolving Credit Exposure” means, with respect to any Global Tranche Lender at any time, the aggregate amount of (a) the sum of the US Dollar Equivalents of such Global Tranche Lender’s outstanding Global Tranche Revolving Loans, (b) such Global Tranche Lender’s Global Tranche LC Exposure and (c) such Global Tranche Lender’s Global Tranche Swingline Exposure.

“Global Tranche Revolving Loans” means Loans made by the Global Tranche Lenders pursuant to Section 2.01(a).  Each Global Tranche Revolving Loan denominated in US Dollars shall be a LIBOR Loan or an ABR Loan.  Each Global Tranche Revolving Loan denominated in Sterling or a Designated Currency (other than Euros) shall be a LIBOR Loan.  Each Global Tranche Revolving Loan denominated in Euros shall be a EURIBOR Loan.

“Global Tranche Swingline Exposure” means, at any time, the sum of the outstanding Global Tranche Swingline Loans at such time.  The Global Tranche Swingline Exposure of any Global Tranche Lender at any time shall be its Global Tranche Percentage of the total Global Tranche Swingline Exposure at such time.

“Global Tranche Swingline Lender” means  JPMorgan Chase Bank, N.A.

“Global Tranche Swingline Loan” means a Loan made pursuant to Section 2.04 and designated in the notice delivered by the applicable Borrower pursuant to paragraph (b) of such Section as a Global Tranche Swingline Loan.

“Governmental Actions” means all authorizations, consents, approvals, waivers, exceptions, variances, orders, licenses, exemptions, publications, filings, notices to and declarations of or with any Governmental Authority, other than routine reporting requirements the failure to comply with which will not affect the validity or enforceability of this Agreement or any other Loan Document or have a material adverse effect on the transactions contemplated by this Agreement or any other Loan Document.

“Governmental Authority” means any nation or government, any state, province, municipality, region or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in any jurisdiction.

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of September 22, 1986 (Merkblatt "Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)" vom 22. September 1986), guideline S-02.122.1 in relation to bonds of April 1999 (Merkblatt "Obligationen" vom April 1999), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), guideline S-02.128 in relation to syndicated credit facilities of January 2000 (Merkblatt "Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen" vom Januar 2000), circular letter No. 34 of July 26, 2011 (1-034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 "Kundenguthaben" vom 26. Juli 2011) and circular letter No. 15 of February 7, 2007 (1-015-DVS-2007) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss Withholding Tax and Swiss Stamp Taxes (Kreisschreiben Nr. 15 "Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben" vom 7. Februar 2007), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time (including the ordinance of the Swiss Federal Council of June 18, 2010, amending Swiss Withholding tax and Swiss Stamp Tax regulations entered into force as of August 1, 2010).

“Hedge Agreement Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out at termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include any Lender or any Affiliate of such Lender).

“Hedge Agreements” means any interest rate swap, commodity or equity swap, cap, floor or forward rate agreements or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to protect against fluctuations in interest rates or currency, commodity or equity values and any confirmations executed in connection with any such agreements or arrangements.

“IFRS” means international financial reporting standards which are in effect from time to time as used by the Company.

“Increase Effective Date” has the meaning set forth in Section 2.08(e).

“Increasing Lender” has the meaning set forth in Section 2.08(e).

“Increasing Tranche” has the meaning set forth in Section 2.08(f).

“Indebtedness” means, for any Person, all Debt of such Person which in any event shall include, without duplication, all (a) reimbursement obligations (contingent or otherwise) in respect of outstanding letters of credit and (b) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, any Debt, indebtedness or obligations of others of the kinds referred to above.  Notwithstanding anything to the contrary set forth above, Capital Stock, including Capital Stock having a preferred interest, shall not constitute Indebtedness for purposes of this Agreement.

“Indemnitee” has the meaning set forth in Section 10.03(b).

“Index Debt” means the Company’s senior, unsecured, non-credit-enhanced long-term Indebtedness for borrowed money.

“Information Memorandum” means the Confidential Information Memorandum dated July 2011 relating to the Company and the Transactions.

“Initial Borrowings” has the meaning set forth in Section 2.08(e).

“Initial Global Tranche Borrowers” means (a) the Company, (b) Thomson Reuters Holdings AG, a company incorporated under the laws of Switzerland, (c) Thomson Reuters Finance S.A., a company incorporated under the laws of Luxembourg and (d) Thomson Reuters Treasury Limited, a company incorporated under the laws of England and Wales.

“Interest Election Request” means a request by a Borrower to convert or continue a Revolving Borrowing in accordance with Section 2.07.

“Interest Payment Date” means (a) with respect to any ABR Revolving Loan, the last day of each March, June, September and December, (b) with respect to any LIBOR Loan or EURIBOR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a LIBOR Borrowing or EURIBOR Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, with respect to any LIBOR Borrowing or EURIBOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter (or (a) in the case of Global Tranche LIBOR Borrowings or Canadian Tranche LIBOR Borrowings, one, two, three or six weeks thereafter or (b) such other period thereafter as the applicable Borrower may request and for which interbank offered rates shall be available in accordance with the definition of “LIBO Rate”), as the applicable Borrower may elect; provided that (x) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (y) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period.  For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Issuing Bank” means a Global Tranche Issuing Bank or a Canadian Tranche Issuing Bank.

“Issuing Bank Agreement” has the meaning assigned to such term in Section 2.05(j).

“ITA” means the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.

“LC Commitment” shall mean, as to each Issuing Bank, the commitment of such Issuing Bank to issue Letters of Credit pursuant to Section 2.05.  The initial amount of each Issuing Bank’s LC Commitment is set forth on Schedule 2.05A or in such Issuing Bank’s Issuing Bank Agreement.

“LC Disbursement” means a Global Tranche LC Disbursement or a Canadian Tranche LC Disbursement.

“LC Exposure” means, at any time, the sum of the Global Tranche LC Exposure and the Canadian Tranche LC Exposure at such time.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a Lender pursuant to an Assignment and Assumption or Section 2.08(d), other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.  Unless the context otherwise requires, the term “Lenders” includes each Swingline Lender.

“Letter of Credit” means any Existing Letter of Credit or any standby or "at sight" letter of credit issued pursuant to this Agreement.

“LIBO Rate” means, with respect to any LIBOR Borrowing denominated in any currency for any Interest Period, (a) the applicable Screen Rate or (b) if no Screen Rate is available for such currency or for such Interest Period, the “LIBO Rate” with respect to such Borrowing for such Interest Period shall be the rate at which deposits of US$5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of JP Morgan Chase Bank, N.A. to leading banks in the London interbank market in immediately available funds at their request, in each case as of the Specified Time on the Quotation Day.

“LIBOR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset.  For the purposes of this Agreement, a Person or any of its subsidiaries shall be deemed to own, subject to a Lien, any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Loan Documents” means this Agreement, each Borrower Joinder Agreement, each Borrower Termination Agreement and each promissory note issued hereunder.

“Loan Parties” means, at any time, each Borrower at such time.

“Loans” means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

“Local Time” means (a) with respect to a Global Tranche Revolving Loan or Borrowing denominated in US Dollars (other than a LIBOR Revolving Loan or Borrowing under the Global Tranche made by a Swiss Borrower), a Global Tranche Swingline Loan or a Global Tranche Letter of Credit, New York City time, (b) with respect to a Canadian Tranche Revolving Loan or Borrowing, a Canadian Tranche Swingline Loan or a Canadian Tranche Letter of Credit, Toronto time and (c) with respect to a LIBOR Revolving Loan or Borrowing under the Global Tranche made by a Swiss Borrower or any Revolving Loan or Borrowing denominated in Sterling, Euros or an Alternative Currency, London time.

“London Agent” means J.P. Morgan Europe Limited, in its capacity as London agent for the Lenders hereunder, or any successor appointed in accordance with Article VIII.

“Luxembourg Borrower” means Thomson Reuters Finance S.A. and any other Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of Luxembourg.

“Mandatory Costs Rate” has the meaning set forth in Exhibit F.

“Margin Stock” has the meaning assigned to that term in Regulation U of the Board as in effect from time to time.

“Material Adverse Change” means (a) a materially adverse change in the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, (b) any material impairment of the ability of any Borrower to perform its Obligations under this Agreement or any other Loan Document, taken as a whole, or (c) any material impairment of the rights of, or remedies of, the Agents, Lenders or Issuing Banks under this Agreement or any other Loan Document.

“Maturity Date” shall mean August 16, 2016, as such date may be extended pursuant to Section 2.08(g).

“Maturity Date Extension Request” means a request by the Borrower, in the form of Exhibit G hereto or such other form as shall be approved by the Agent, for the extension of the Maturity Date pursuant to Section 2.08(g).

“MEPP Liability” has the meaning assigned to such term in clause (i) of Article VII.

“Moody’s” means Moody’s Investors Service, Inc., or any successor by merger or consolidation to its business.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and to which the Company or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and at least one Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Non-Refundable Portion” has the meaning set forth in Section 2.12(i).

“Obligations” means (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, (b) each payment required to be made by any Borrower under this Agreement in respect of any Letter of Credit, when and as due, including the reimbursement of LC Disbursements and interest thereon and obligations to provide cash collateral and (c) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Loan Parties under this Agreement and the other Loan Documents.

“OFAC” has the meaning set forth in Section 3.11.

“Original Increasing Loans” has the meaning set forth in Section 2.08(f).

“Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Participant” has the meaning set forth in Section 10.04.

“PBA” means, collectively, the Pension Benefits Act (Ontario), and similar acts of each Province in Canada or to the extent applicable the federal jurisdiction, and all regulations thereunder as amended from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Investments” means (a) noncallable, direct general obligations of, or obligations the payment of the principal of and interest on which are unconditionally guaranteed by, the United States of America, the United Kingdom or the Government of Canada; (b) bonds, participation certificates or other obligations of the Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation; (c) certificates of deposit, bankers’ acceptances or other obligations issued by commercial banks which are fully insured by the Federal Deposit Insurance Corporation or certificates of deposit, bankers’ acceptances or other deposit obligations issued by commercial banks whose unsecured obligations are rated in one of the three highest rating categories by Moody’s or S&P and money market funds and other commingled vehicles that are A- rated by a NRSRO or that comply with Section 2(a)(7) of the Securities Exchange Act of 1934; (d) obligations issued or guaranteed by a state or political subdivision of a state rated in one of the three highest rating categories by Moody’s or S&P; (e) any commercial paper rated A-1 by S&P or P-1 by Moody’s or better; or (f) any other investments permitted under this Agreement and which the General Administrative Agent has approved in writing.

“Permitted Liens” means, with respect to any Person, any of the following:

(a)  Liens for taxes, assessments or governmental charges not delinquent or being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(b)  Liens arising out of deposits in connection with workers’ compensation, unemployment insurance, old age pensions or other social security or retirement benefits legislation;

(c)  Deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds, and other obligations of like nature arising in the ordinary course of such Person’s business;

(d)  Liens imposed by law, such as mechanics’, workers’, materialmen’s, carriers’ or other like liens arising in the ordinary course of such Person’s business which secure the payment of obligations which are not past due or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(e)  Rights of way, zoning restrictions, easements and similar encumbrances affecting such Person’s real property which do not materially interfere with the use of such property;

(f)  Liens securing Debt otherwise permitted hereunder in an aggregate amount not exceeding US$1,000,000,000; provided, that to the extent that Indebtedness is incurred under clause (i) of the definition of Permitted Subsidiary Indebtedness in excess of US$3,000,000,000, the aggregate amount permitted under this clause (f) shall be reduced on a dollar-for-dollar basis;

(g)  Purchase money security interests for the purchase of equipment to be used in the Borrowers and their subsidiaries’ business, encumbering only the equipment so purchased, and which secures only the purchase-money Indebtedness incurred to acquire the equipment so purchased, which Indebtedness qualifies under paragraph (f) above;

(h)  any interest or title of a licensor, lessor or sublessor under any lease permitted by this Agreement;

(i)  Liens arising from judgments, decrees or attachments to the extent not constituting an Event of Default under clause (f) of Article VII;

(j)  licenses, leases or subleases granted to third parties in the ordinary course of business not interfering in any material respect with the business of the Company or any of its subsidiaries;

(k)  Liens of sellers of goods, gas or oil to the Borrowers and their subsidiaries arising under Article 2 of the Uniform Commercial Code or under other state statutes in the ordinary course of business, covering only the goods, gas or oil sold and covering only the unpaid purchase price for such goods, gas or oil and related expenses;

(l)  banker’s liens and similar liens (including rights of set-off) in respect of bank deposits;

(m)  Liens on the property or assets of any subsidiary of a Borrower in favor of a Borrower or any subsidiary of a Borrower;

(n)  Liens arising in the ordinary course of business to secure liability (in an amount not in excess of the premium for such insurance) for premiums to insurance carriers;

(o)  any Lien existing on any property or asset prior to the acquisition thereof (or the acquisition of, or merger or consolidation with, the Person owning such property or asset) by a Borrower or any subsidiary of a Borrower, and any Lien securing obligations incurred to refinance, replace, refund, renew or extend the obligations secured by such Liens; provided that in each case (i) such Lien is not created in contemplation or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of any Borrower or any subsidiary of a Borrower (other than fixtures and improvements on any such real property), and (iii) the principal amount of any Indebtedness secured by such Liens shall not be increased unless fitting within paragraph (f) above;

(p)  all presently recorded restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances, and other instruments, other than liens and conveyances that affect the property; and

(q)  any other matters which may be disclosed by a current and accurate survey of the assets and properties of any Borrower or its subsidiaries and which do not materially and adversely affect the ability of such Borrower and its subsidiaries, directly or indirectly, to conduct the business as presently conducted.

“Permitted Subsidiary Indebtedness” means any of the following:

(a)  Indebtedness under this Agreement;

(b)  Indebtedness under any Hedge Agreements entered into in ordinary course and not for any speculative purposes;

(c)  Indebtedness owed to any financial institution in respect of intraday overdrafts and related liabilities arising from ordinary course treasury, depository or cash management services or in connection with any automated clearing house transfers of funds; provided that such Indebtedness is promptly covered by the Company or a subsidiary of the Company;

(d)  Indebtedness arising from intercompany loans between the Company and any of its subsidiaries or between any of the subsidiaries of the Company, provided, however, that in the case of any intercompany loans to any Borrower, such Indebtedness is subordinated by its terms to the Obligations;

(e)  endorsements of instruments in the ordinary course of business and consistent with past practices of the Borrowers and their subsidiaries;

(f)  Indebtedness arising in the ordinary course of business (and consistent with past practice of the Borrowers and their subsidiaries) and owing to a financial institution providing netting services to such Person not related to borrowing of funds; provided that such Indebtedness is promptly repaid or otherwise extinguished by such Person;

(g)  Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business of the Borrowers and their subsidiaries (and consistent with past practices of the Borrowers and their subsidiaries);

(h)  Indebtedness represented by appeal, bid, performance, surety or similar bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Borrowers and their subsidiaries, in each case to the extent incurred in the ordinary course of business in accordance with customary industry practices in amounts customary in the Borrowers’ industry; and

(i)  Other Indebtedness in an aggregate principal amount not exceeding US$4,000,000,000 at any time outstanding of subsidiaries of the Company, not including in such calculations Debt of subsidiaries of the Company that have guaranteed the Obligations; provided, that to the extent any Liens securing Debt under clause (f) of the definition of Permitted Liens are created and in existence, the aggregate principal amount of Indebtedness permitted under this clause (i) shall be reduced on a dollar-for-dollar basis by such secured Debt.

“Person” means an individual, partnership, corporation (including, without limitation, a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Prime Rate” means (a) in the case of a Borrowing denominated in US Dollars by a US Borrower, the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, and (b) in the case of any Borrowing denominated in US Dollars by a Canadian Borrower, the rate of interest per annum publicly announced from time to time by Royal Bank of Canada as its prime rate in effect at its principal office in Toronto for loans made in Canada and denominated in US Dollars.  Each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Quotation Day” means (a) with respect to any currency (other than Sterling) for any Interest Period, two Business Days prior to the first day of such Interest Period and (b) with respect to Sterling for any Interest Period, the first day of such Interest Period, in each case unless market practice differs in the Relevant Interbank Market for any currency, in which case the Quotation Day for such currency shall be determined by the Applicable Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day shall be the last of those days).

“Reallocation Effective Date” has the meaning set forth in Section 2.08(f).

“Reallocating Lender” has the meaning set forth in Section 2.08(f).

“Register” has the meaning set forth in Section 10.04.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees and agents of such Person and such Person’s Affiliates.

“Relevant Interbank Market” means (a) with respect to any currency (other than Euros), the London interbank market and (b) with respect to Euros, the European interbank market.

“Replacement Increasing Borrowings” has the meaning set forth in Section 2.08(f).

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

“Restricted Sub-Participation” means a sub-participation agreement or any other agreement (other than an assignment in compliance with Section 10.04(b)) with any person (the “Sub-Participant”) that by its terms purports to give the Sub-Participant, whether upon the occurrence of any contingency or otherwise, (1) any legal or beneficial rights that in either case are direct rights under this Agreement as against any Swiss Borrower, (2) any right to direct the exercise by an Agent, Arranger, Issuing Bank or Lender of any rights it may have under this Agreement as against any Swiss Borrower (it being understood that provisions requiring the Lender to obtain the Sub-Participant’s consent to certain amendments or waivers will not constitute such a right, provided that such requirement is solely as between the Lender and the Sub-Participant and the failure on the part of the Lender to seek such consent from the Sub-Participant would not, as between the Swiss Borrower and such Lender, invalidate any amendment or waiver agreed to by such Lender without such consent of the Sub-Participant), or (3) any right to require interest to be paid by any Swiss Borrower under this Agreement directly to such person under any circumstances.

“Revolving Borrowing” means any Global Tranche Revolving Borrowing or Canadian Tranche Revolving Borrowing.

“Revolving Credit Exposure” means a Global Tranche Revolving Credit Exposure or a Canadian Tranche Revolving Credit Exposure.

“Revolving Loan” means any Global Tranche Revolving Loan or Canadian Tranche Revolving Loan.

“Screen Rate” means (a) in respect of the LIBO Rate for any currency for any Interest Period, the British Bankers Association Interest Settlement Rate for such currency and such Interest Period as set forth on page LIBOR 01 of the Reuters Service (and if such page is replaced or such service ceases to be available, another page or service displaying the appropriate rate designated by the Applicable Agent) and (b) in respect of the EURIBO Rate for any Interest Period, the percentage per annum determined by the Banking Federation of the European Union for such Interest Period as set forth on page EURIBOR 1 of the Reuters Service (and if such page is replaced or such service ceases to be available, another page or service displaying the appropriate rate designated by the Applicable Agent).

“Significant Subsidiary” means a subsidiary of the Company which meets any of the following conditions:

(i)  the Company’s and its other subsidiaries’ investments in, and advances to, such subsidiary exceed 10% of the total assets of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter;

(ii)  the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) of the total assets (after intercompany eliminations) of such subsidiary exceeds 10% of the total assets the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter; or

(iii)  the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles (“Income From Continuing Operations”) of such subsidiary exceeds 10% of such Income From Continuing Operations of the Company and its consolidated subsidiaries for the most recently completed fiscal quarter; and

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and no Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Specified Default” means any event or condition that upon notice, lapse of time or both would become an Event of Default under any of clauses (a), (c)(i), (d), (e) or (k) of Article VII.

“Specified Time” means (a) with respect to the LIBO Rate, 11:00 a.m., London time and (b) with respect to the EURIBO Rate, 11:00 a.m., Brussels time.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor by merger or consolidation to its business.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the General Administrative Agent is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board).  Such reserve percentages shall include those imposed pursuant to such Regulation D.  LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation.  The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” or “£” means the lawful currency of the United Kingdom.

“Subsequent Borrowings” has the meaning set forth in Section 2.08(e).

“subsidiary” means, with respect to any Person, any corporation or unincorporated entity of which more than 50% of the outstanding capital stock (or comparable interest) having ordinary voting power (irrespective of whether at the time capital stock (or comparable interest) of any other class or classes of such corporation or entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by said Person (whether directly or through one of more other subsidiaries or by the Company.  In the case of an unincorporated entity, a Person shall be deemed to have more than 50% of interests having ordinary voting power only if such Person’s vote in respect of such interests comprises more than 50% of the total voting power of all such interests in the unincorporated entity.  Any reference herein to a

“subsidiary” that does not identify the parent company of such subsidiary means a subsidiary of the Company.

“Swingline Exposure” means, at any time, the sum of the Global Tranche Swingline Exposure and the Canadian Tranche Swingline Exposure at such time.

“Swingline Lender” means the Global Tranche Swingline Lender and the Canadian Tranche Swingline Lender.

“Swingline Loan” means a Global Tranche Swingline Loan or a Canadian Tranche Swingline Loan.

“Swiss Borrower” means Thomson Reuters Holdings AG and any other Borrower that is a Swiss Subsidiary.

“Swiss Qualifying Bank” means any person, if acting on its own account, that is licensed as a bank by the banking laws in force in its jurisdiction of incorporation or, if acting through a branch, in the jurisdiction where such branch is situated, and which, in each case, exercises as its main purpose a true banking activity, having bank personnel, premises, communication devices of its own and authority of decision making, all in accordance with the Guidelines.

“Swiss Stamp Tax” means a tax imposed under the Swiss Stamp Tax Act.

“Swiss Stamp Tax Act” means the Swiss Federal Act on Stamp Taxes of June 27, 1973 (Bundesgesetz über die Stempelabgaben) together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Swiss Subsidiary” means any subsidiary that is incorporated or otherwise organized under the laws of Switzerland.

“Swiss Ten Non-Bank Rule” means the rule that the aggregate number of creditors under the Loan Documents that are not Swiss Qualifying Banks must not at any time exceed ten (10), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force from time to time.

“Swiss Twenty Non-Bank Rule” means the rule that (without duplication) the aggregate number of creditors (including the Lenders), other than Swiss Qualifying Banks, of a Swiss Borrower under all its outstanding debts relevant for classification as debenture (Kassenobligation) (including debt arising under this Agreement and intragroup loans (if and to the extent intragroup loans are not exempt in accordance with the ordinance of the Swiss Federal Council of June 18, 2010 amending the Swiss Federal Ordinance on withholding tax and the Swiss Federal Ordinance on stamp duties with effect as of August 1, 2010)), facilities and / or private placements must not at any time exceed twenty (20), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time.

“Swiss One Hundred Non-Bank Rule” means the rule that the aggregate number of creditors (including the Lenders), other than Swiss Qualifying Banks, of a Swiss Borrower under all its outstanding debts, facilities and/or private placements (including debt arising under this Agreement and intra-group loans (if and to the extent intra-group loans are not exempt in accordance with the ordinance of the Swiss Federal Council of June 18, 2010 amending the Swiss Federal Ordinance on withholding tax and the Swiss Federal Ordinance on stamp duties with effect as of August 1, 2010) but not including loan relationships under a Facility that already qualifies for Swiss Withholding Tax purposes as a debenture as per the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule), must not at any time exceed one hundred (100), all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of October 13, 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Taxes” has the meaning assigned to such term in Section 2.16.

“Termination Event” means (a) the termination or partial termination of a Canadian Pension Plan by a Borrower or by any Significant Subsidiary; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a third party appointed to administer a Canadian Pension Plan; or (c) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a third party to administer any Canadian Pension Plan.

“Tranche” means a category of Commitments and extensions of credit thereunder.  For purposes hereof, each of the following shall comprise a separate Tranche: (a) the Global Tranche Commitments, the Global Tranche Revolving Loans, the Global Tranche Letters of Credit and the Global Tranche Swingline Loans (the “Global Tranche”), (b) the Canadian Tranche Commitments, the Canadian Tranche Revolving Loans, the Canadian Tranche Letters of Credit and the Canadian Tranche Swingline Loans (the “Canadian Tranche”) and (c) each category of commitments established and loans made under this Agreement pursuant to Section 10.02(c) (each, an “Additional Tranche”).

“Tranche Percentage” means a Global Tranche Percentage or a Canadian Tranche Percentage, as the case may be.

“Transactions” means the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the making of Loans, the use of the proceeds thereof, the issuance of the Letters of Credit, the creation of the guarantees provided for herein and in the other Loan Documents and the other transactions contemplated hereby.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate, the Adjusted EURIBO Rate or the Alternate Base Rate.

“UK Borrower” means Thomson Reuters Treasury Limited and any other Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of England and Wales.

“US Borrower” means any Borrower that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

“US Dollar Equivalent” means, on any date of determination, (a) with respect to any amount in US Dollars, such amount and (b) with respect to any amount in any currency other than US Dollars, the equivalent in US Dollars of such amount, determined by the General Administrative Agent pursuant to Section 1.05 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“US Dollars” or “US$” means the lawful currency of the United States of America.

“USA Patriot Act” means the USA PATRIOT Improvement and Reauthorization Act, Title III of Pub. L. 109-177 (signed into law March 9, 2009), as amended from time to time.

“VAT” means any value added tax, including value added tax as provided for in the United Kingdom Value Added Tax Act 1994, and any other Tax of a similar nature, including such Tax as may be levied in accordance with, but subject to derogation from, EC Directive 77/388/EEC.

“Withdrawal Liability” shall have the meaning assigned to such term in clause (i) of Article VII.

“Woodbridge Group” means at any particular time such of:

(a)  The Woodbridge Company Limited (“Woodbridge”), an Ontario corporation,

(b)  the Affiliates of Woodbridge, and

(c)  the respective successors and assigns of Woodbridge or any such Affiliate,

as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

SECTION 1.02.  Classification of Loans and Borrowings.  For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Global Tranche Revolving Loan”) or by Type (e.g., a “LIBOR Revolving Loan”) or by Class and Type (e.g., a “Global Tranche LIBOR Revolving Loan”).  Borrowings also may be classified and referred to by Class (e.g., a “Global Tranche Revolving Borrowing”) or by Type (e.g., a “LIBOR Revolving Borrowing”) or by Class and Type (e.g., a “Global Tranche LIBOR Revolving Borrowing”).

SECTION 1.03.  Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignments as set forth in this Agreement), (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04.  Accounting Terms; IFRS.  (a)  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Company notifies the General Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in IFRS or in the application thereof on the operation of such provision (or if the General Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then (i) the General Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such provision to preserve the original intent thereof in light of such change in IFRS and (ii) such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

(b)  Without limiting paragraph (a) of this Section, in the event that any leasing arrangements of the Company and its subsidiaries that are not financial obligations and do not constitute “Debt”, in each case under IFRS as in effect on the date of this Agreement, shall, as a result of any change in IFRS after the date hereof, be required to be treated as financial obligations, such leases shall not constitute “Debt” for purposes of this Agreement.

SECTION 1.05.  Currency Translation.  The General Administrative Agent shall determine the US Dollar Equivalent of any Borrowing denominated in a currency other than US Dollars as of the date of the commencement of the initial Interest Period therefor and as of the date of the commencement of each subsequent Interest Period therefor, in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is three Business Days prior to the date on which the applicable Interest Period shall commence, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Borrowing until the next required calculation thereof pursuant to this sentence.  The General Administrative Agent shall determine the US Dollar Equivalent of any Letter of Credit denominated in a currency other than US Dollars as of the date such Letter of Credit is issued, amended to increase its face amount, extended or renewed and as of the last Business Day of each subsequent calendar month, in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is three Business Days prior to the date on which such Letter of Credit is issued, amended to increase its face amount, extended or renewed or as of the last Business Day of such subsequent calendar month, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Letter of Credit until the next required calculation thereof pursuant to this sentence.  The General Administrative Agent shall notify the Company and the Lenders of each calculation of the US Dollar Equivalent of each Borrowing or Letter of Credit.  Notwithstanding the foregoing, for purposes of any determination under Article V, Article VI (other than Section 6.04) or Article VII or any determination under any other provision of this Agreement expressly requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than US Dollars shall be translated into US Dollars at the Exchange Rate for the applicable currency in relation to US Dollars in effect on the date of such determination.  For purposes of Section 6.04, amounts in currencies other than US Dollars shall be translated into US Dollars at the currency exchange rates used in preparing the annual and quarterly financial statements most recently delivered pursuant to Section 5.01.

ARTICLE II

The Credits

SECTION 2.01.  Commitments.  (a)  Global Tranche Commitments.  Subject to the terms and conditions set forth herein, each Global Tranche Lender agrees to make Global Tranche Revolving Loans denominated in US Dollars, Sterling, Euro or Designated Currencies to the Global Tranche Borrowers from time to time during the Global Tranche Availability Period in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate Global Tranche Revolving Credit Exposures exceeding the aggregate Global Tranche Commitments or (ii) the Global Tranche Revolving Credit Exposure of any Lender exceeding its Global Tranche Commitment.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Global Tranche Borrowers may borrow, prepay and reborrow Global Tranche Revolving Loans.

(b)  Canadian Tranche Commitments.  Subject to the terms and conditions set forth herein, each Canadian Tranche Lender agrees to make Canadian Tranche Revolving Loans denominated in US Dollars to the Canadian Tranche Borrowers from time to time during the Canadian Tranche Availability Period in an aggregate principal amount at any time outstanding that will not result in (A) the aggregate Canadian Tranche Revolving Credit Exposures exceeding the aggregate Canadian Tranche Commitments or (B) the Canadian Tranche Revolving Credit Exposure of any Lender exceeding its Canadian Tranche Commitment.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Canadian Tranche Borrowers may borrow, prepay and reborrow Canadian Tranche Revolving Loans.

SECTION 2.02.  Loans and Borrowings.  (a)  Each Global Tranche Revolving Loan shall be made as part of a Global Tranche Revolving Borrowing consisting of Global Tranche Revolving Loans of the same Type and currency and made to a single Global Tranche Borrower by the Global Tranche Lenders ratably in accordance with their respective Global Tranche Commitments.  Each Canadian Tranche Revolving Loan shall be made as part of a Canadian Tranche Revolving Borrowing consisting of Canadian Tranche Revolving Loans of the same Type and currency and made to a single Canadian Tranche Borrower by the Canadian Tranche Lenders ratably in accordance with their respective Canadian Tranche Commitments.  The failure of any Lender to make any Revolving Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b)  Subject to Section 2.13, (i) each Revolving Borrowing denominated in US Dollars shall be comprised entirely of LIBOR Loans or ABR Loans (as the applicable Borrower may request in accordance with Article II), (ii) each Revolving Borrowing denominated in Sterling or any Alternative Currency shall be comprised entirely of LIBOR Loans and (iii) each Revolving Borrowing denominated in Euros shall be comprised entirely of EURIBOR Loans.  Each Swingline Loan shall be an ABR Loan.  Each Lender at its option may make any Loan or issue any Letter of Credit by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan or issue such Letter of Credit; provided that any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement or result in any obligation of the applicable Borrower to pay additional amounts pursuant to Section 2.16 or 2.19; provided further that, in the case of a Canadian Tranche Lender or a Global Tranche Lender, such domestic or foreign branch or Affiliate would be a Canadian Tranche Eligible Assignee or a Global Tranche Eligible Assignee, respectively, if such branch or Affiliate were an assignee.

(c)  At the commencement of each Interest Period for any LIBOR Revolving Borrowing or EURIBOR Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum.  At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of US$100,000 and not less than US$1,000,000; provided that an ABR Revolving Borrowing under any Tranche may be in an aggregate amount that is equal to the entire unused balance of the Commitments under such Tranche or, in the case of a Global Tranche ABR Revolving Borrowing or a Canadian Tranche ABR Revolving Borrowing, that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(e).  Each Swingline Loan shall be in an aggregate amount that is an integral multiple of US$100,000 and not less than US$500,000.  Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be (i) more than a total of 15 LIBOR Revolving Borrowings and EURIBOR Revolving Borrowings outstanding under the Global Tranche at such time or (ii) more than a total of 15 LIBOR Revolving Borrowings outstanding under the Canadian Tranche at such time.

(d)  Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03.  Requests for Borrowings.  To request a Borrowing, the applicable Borrower shall notify the Applicable Agent by telephone confirmed promptly by hand delivery or telecopy to such Applicable Agent (with a copy to the General Administrative Agent if the Applicable Agent is the Canadian Administrative Agent) of a written Borrowing Request in the form of Exhibit C or any other form approved by the General Administrative Agent and signed by a Financial Officer of the applicable Borrower (a) in the case of a LIBOR Borrowing denominated in US Dollars, not later than 1:00 p.m., Local Time, three Business Days before the date of the proposed Borrowing, (b) in the case of a LIBOR Borrowing denominated in Sterling or an Alternative Currency or a EURIBOR Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing, (c) in the case of a Global Tranche ABR Revolving Borrowing, not later than 11:00 a.m., Local Time, on the date of the proposed Borrowing and (d) in the case of a Canadian Tranche ABR Revolving Borrowing, not later than 11:00 a.m., Local Time, one Business Day before the date of the proposed Borrowing; provided, that Canadian Tranche ABR Revolving Borrowings that in the aggregate do not exceed the lesser of (i) the aggregate principal amount of commercial paper that the Company and its subsidiaries are authorized to issue under their commercial paper programs and (ii) US$1,200,000,000 (or any greater amount that the Company and its subsidiaries shall be authorized to issue under such commercial paper programs and of which the Agents shall have been advised in a notice delivered by the Company at least 10 days prior to the date of such Borrowing Request), may be made upon notice given as provided above not later than 10:00 a.m., Local Time, on the day of the proposed Borrowing.  Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)  the Borrower requesting such Borrowing (or on whose behalf another Borrower is requesting such Borrowing);

(ii)  the Tranche under which such Borrowing is to be made;

(iii)  the currency and the aggregate principal amount of such Borrowing;

(iv)  the date of such Borrowing, which shall be a Business Day;

(v)  in the case of a Borrowing denominated in US Dollars, the Type of such Borrowing;

(vi)  in the case of a LIBOR Borrowing or EURIBOR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(vii)  the Applicable Funding Account; and

(viii)  in the case of a Borrowing by any Borrower that is not a Canadian Borrower, a US Borrower or organized under the laws of the United Kingdom, the jurisdiction in which such Borrower is organized and the jurisdiction from which payments of the principal and interest on such Borrowing will be made.

(b)        If no election as to the Type of Borrowing denominated in US Dollars is specified, then the requested Borrowing shall be an ABR Revolving Borrowing.  If no Interest Period is specified with respect to a LIBOR Borrowing or EURIBOR Borrowing, then the applicable Borrower will be deemed to have selected an Interest Period of one month’s duration.  Any Borrowing Request that shall fail to specify any of the information required by the preceding provisions of this paragraph may be rejected by the Applicable Agent, and, if so rejected, will be of no force or effect.  Promptly following receipt of a Borrowing Request in accordance with this Section, the Applicable Agent shall advise each Lender that will make a Loan as part of the requested Borrowing of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04.  Swingline Loans.  (a)  Subject to the terms and conditions set forth herein, the Global Tranche Swingline Lender agrees to make Global Tranche Swingline Loans denominated in US Dollars to the Global Tranche Borrowers from time to time during the Global Tranche Availability Period, and the Canadian Tranche Swingline Lender agrees to make Canadian Tranche Swingline Loans denominated in US Dollars to the Canadian Tranche Borrowers from time to time during the Canadian Tranche Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Global Tranche Swingline Loans exceeding US$50,000,000, (ii) the aggregate principal amount of outstanding Canadian Tranche Swingline Loans exceeding US$50,000,000, (iii) the aggregate Global Tranche Revolving Credit Exposures exceeding the aggregate Global Tranche Commitments, (iv) the Global Tranche Revolving Credit Exposure of any Lender exceeding its Global Tranche Commitment, (v) the aggregate Canadian

Tranche Revolving Credit Exposures exceeding the aggregate Canadian Tranche Commitments or (vi) the Canadian Tranche Revolving Credit Exposure of any Lender exceeding its Canadian Tranche Commitment; provided that no Swingline Lender shall be required to make a Swingline Loan to refinance an outstanding Swingline Loan.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Company, the Canadian Borrowers and the US Borrowers may borrow, prepay and reborrow Swingline Loans.

(b)  To request a Swingline Loan, the applicable Borrower shall notify the General Administrative Agent and the Applicable Swingline Lender of such request by telephone (confirmed by telecopy signed by a Financial Officer on behalf of the applicable Borrower), not later than 12:00 noon, Local Time, on the day of such proposed Swingline Loan.  Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan and whether such Swingline Loan is to be a Global Tranche Swingline Loan or a Canadian Tranche Swingline Loan.  The Applicable Swingline Lender shall make each Swingline Loan available to the applicable Borrower by means of a credit to the Applicable Funding Account or any other account that has been requested in writing by the Company and authorized in writing by the Applicable Agent and the Applicable Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e), by remittance to the applicable Issuing Bank) by 3:00 p.m., Local Time, on the requested date of such Swingline Loan.

(c)  The Applicable Swingline Lender may by written notice given to the Applicable Agent, not later than 10:00 a.m., New York City time, on any Business Day (i) require the Global Tranche Lenders to acquire participations on such Business Day in all or a portion of the Global Tranche Swingline Loans of such Swingline Lender outstanding or (ii) require the Canadian Tranche Lenders to acquire participations on such Business Day in all or a portion of the Canadian Tranche Swingline Loans of such Swingline Lender outstanding.  Such notice shall specify the aggregate amount of Swingline Loans in which the Global Tranche Lenders or Canadian Tranche Lenders will participate.  Promptly upon receipt of such notice, the Applicable Agent will give notice thereof to each Global Tranche Lender or Canadian Tranche Lender, as the case may be, specifying in such notice such Lender’s Global Tranche Percentage or Canadian Tranche Percentage, as applicable, of such Swingline Loan or Loans.  Each Global Tranche Lender and Canadian Tranche Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Applicable Agent, for the account of such Applicable Swingline Lender, such Lender’s Global Tranche Percentage or Canadian Tranche Percentage, as applicable, of such Swingline Loan or Loans.  Each Global Tranche Lender and Canadian Tranche Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of all the Global Tranche Commitments or Canadian Tranche Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Global Tranche Lender and Canadian Tranche Lender shall comply with its obligations under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Global Tranche Lenders and Canadian Tranche Lenders), and the Applicable Agent shall promptly pay to the Applicable Swingline Lender the amounts so received by it from the Global Tranche Lenders or Canadian Tranche Lenders, as the case may be.  The Applicable Agent shall notify the Company and the other Agents of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Applicable Agent and not to the applicable Swingline Lender.  Any amounts received by either Swingline Lender from or on behalf of the applicable Borrower in respect of a Swingline Loan after receipt by the such Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Applicable Agent; any such amounts received by the Applicable Agent shall be promptly remitted by the Applicable Agent to the Global Tranche Lenders or Canadian Tranche Lenders that shall have made their payments pursuant to this paragraph and to the Applicable Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Applicable Swingline Lender or to the Applicable Agent, as the case may be, if and to the extent such payment is required to be refunded to a Loan Party for any reason.  The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve any Borrower of any default in the payment thereof.

SECTION 2.05.  Letters of Credit.  (a)  General.  Subject to the terms and conditions set forth herein, (i) any Global Tranche Borrower may request the issuance by any Global Tranche Issuing Bank of Global Tranche Letters of Credit denominated in US Dollars, Sterling, Euro or any Designated Currency available under the Global Tranche for its own account (or for the account of a subsidiary of the Company so long as such Global Tranche Borrower is a joint and several co-applicant), or the amendment, renewal or extension of outstanding Global Tranche Letters of Credit, at any time and from time to time during the Global Tranche Availability Period and (ii) any Canadian Tranche Borrower may request the issuance by any Canadian Tranche Issuing Bank of Canadian Tranche Letters of Credit denominated in US Dollars for its own account (or for the account of a subsidiary of the Company so long as such Canadian Tranche Borrower is a joint and several co-applicant), or the amendment, renewal or extension of outstanding Canadian Tranche Letters of Credit, at any time and from time to time during the Canadian Tranche Availability Period, in each case, in a form reasonably acceptable to the Applicable Agent and the applicable Issuing Bank; provided that no Issuing Bank will be required to issue Letters of Credit denominated in any currency not set forth in such Issuing Bank’s Issuing Bank Agreement.  From and after the Effective Date, each Existing Canadian Tranche Letter of Credit and Existing Global Tranche Letter of Credit shall be deemed to be a Canadian Tranche Letter of Credit and a Global Tranche Letter of Credit, respectively, for all purposes hereof and shall be deemed to have been issued hereunder on the Effective Date.

(b)  Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), a Borrower shall hand deliver or telecopy (or transmit by other electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to an Issuing Bank and the Applicable Agent (with a copy to the General Administrative Agent if the Applicable Agent shall be the Canadian Administrative Agent), reasonably in advance of the requested date of issuance, amendment, renewal or extension, a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the Tranche under which such Letter of Credit is to be or has been issued, the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount and, in the case of a Global Tranche Letter of Credit, the currency of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to enable the applicable Issuing Bank to prepare, amend, renew or extend such Letter of Credit.  If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Company and the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the Global Tranche LC Exposure shall not exceed US$200,000,000, (ii) the Canadian Tranche LC Exposure shall not exceed US$50,000,000, (iii) the amount of the LC Exposure attributable to Letters of Credit issued by the applicable Issuing Bank will not exceed the LC Commitment of such Issuing Bank, (iv) the aggregate Global Tranche Revolving Credit Exposures shall not exceed the aggregate Global Tranche Commitments, (v) the Global Tranche Revolving Credit Exposure of each Lender will not exceed the Global Tranche Commitment of such Lender, (vi) the aggregate Canadian Tranche Revolving Credit Exposures shall not exceed the aggregate Canadian Tranche Commitments and (vii) the Canadian Tranche Revolving Credit Exposure of each Lender will not exceed the Canadian Tranche Commitment of such Lender.  If the Required Lenders notify the Issuing Banks that a Specified Default or an Event of Default exists and instruct the Issuing Banks to suspend the issuance, amendment, renewal or extension of Letters of Credit, no Issuing Bank shall issue, amend, renew or extend any Letter of Credit without the consent of the Required Lenders until such notice is withdrawn by the Required Lenders (and each Lender that shall have delivered such a notice agrees promptly to withdraw it at such time as it determines that no Specified Default or Event of Default exists).

(c)  Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date.  A Letter of Credit may provide for automatic renewals for additional periods of up to one year subject to a right on the part of the applicable Issuing Bank to prevent any such renewal from occurring by giving notice to the beneficiary during a specified period in advance of any such renewal, and the failure of such Issuing Bank to give such notice by the end of such period shall for all purposes hereof be deemed an extension of such Letter of Credit; provided that in no event shall any Letter of Credit, as extended from time to time, expire after the date that is five Business Days prior to the Maturity Date.

(d)  Participations.  By the issuance of a Global Tranche Letter of Credit (or an amendment to a Global Tranche Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Global Tranche Lenders, the applicable Issuing Bank hereby grants to each Global Tranche Lender, and each Global Tranche Lender hereby acquires from such Issuing Bank, a participation in such Global Tranche Letter of Credit equal to such Lender’s Global Tranche Percentage from time to time of the aggregate amount available to be drawn under such Global Tranche Letter of Credit.  By the issuance of a Canadian Tranche Letter of Credit (or an amendment to a Canadian Tranche Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Canadian Tranche Lenders, the applicable Issuing Bank hereby grants to each Canadian Tranche Lender, and each Canadian Tranche Lender hereby acquires from such Issuing Bank, a participation in such Canadian Tranche Letter of Credit equal to such Lender’s Canadian Tranche Percentage from time to time of the aggregate amount available to be drawn under such Canadian Tranche Letter of Credit.  In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Applicable Agent, for the account of such Issuing Bank, such Lender’s Global Tranche Percentage or Canadian Tranche Percentage of each Global Tranche LC Disbursement or Canadian Tranche LC Disbursement, as applicable, made by such Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the applicable Borrower for any reason (each such payment to be made in the currency of the applicable LC Disbursement).  Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of all the Global Tranche Commitments or all the Canadian Tranche Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)  Reimbursement.  If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement by paying to the Applicable Agent an amount equal to such LC Disbursement, in the currency of such LC Disbursement, not later than 12:00 noon, Local Time, on the Business Day immediately following the day that such Borrower receives notice of such LC Disbursement; provided that, in the case of an LC Disbursement in US Dollars such Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.04 that such payment be financed with an ABR Revolving Borrowing or a Swingline Loan, as applicable, in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan.  If such Borrower fails to make such payment when due, the Applicable Agent shall notify each Global Tranche Lender or Canadian Tranche Lender, as the case may be, of the applicable LC Disbursement, the amount and currency of the payment then due from such Borrower in respect thereof and such Lender’s Global Tranche Percentage or Canadian Tranche Percentage, as applicable, thereof.  Promptly following receipt of such notice, each Global Tranche Lender or Canadian Tranche Lender, as the case may be, shall pay to the Applicable Agent its Global Tranche Percentage or Canadian Tranche Percentage, as applicable, of the payment then due from such Borrower, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Global Tranche Lenders and the Canadian Tranche Lenders), and the Applicable Agent shall promptly pay to such Issuing Bank the amounts so received by it from the Global Tranche Lenders or the Canadian Tranche Lenders, as applicable.  Promptly following receipt by the Applicable Agent of any payment from the applicable Borrower pursuant to this paragraph, the Applicable Agent shall distribute such payment to such Issuing Bank or, to the extent that Global Tranche Lenders or the Canadian Tranche Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Global Tranche Lenders or such Canadian Tranche Lenders, as applicable, and such Issuing Bank, as their interests may appear.  Any payment made by a Global Tranche Lender or a Canadian Tranche Lender pursuant to this paragraph to reimburse such Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or Swingline Loans as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such LC Disbursement.

(f)  Obligations Absolute.  Each Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of set-off against, the applicable Borrower’s obligations hereunder.  None of the Agents, Lenders, Issuing Banks or any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank; provided that nothing in this Section shall be construed to excuse an Issuing Bank from liability to the applicable Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by applicable law) suffered by such Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an Issuing Bank (as finally determined by a non-appealable judgment of a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion but acting in good faith, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)  Disbursement Procedures.  The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  Such Issuing Bank shall promptly notify the Applicable Agent and the applicable Borrower by telephone (confirmed by telecopy) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the applicable Borrower of its obligation to reimburse such Issuing Bank and the applicable Lenders with respect to any such LC Disbursement.

(h)  Interim Interest.  If an Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that such Borrower reimburses such LC Disbursement at (i) in the case of any LC Disbursement denominated in US Dollars, the rate per annum then applicable to ABR Revolving Loans denominated in US Dollars and made under the applicable Tranche and (ii) in the case of an LC Disbursement denominated in any other currency, a rate per annum determined by the applicable Issuing Bank (which determination will be conclusive absent manifest error) to represent its cost of funds plus the Applicable Rate used to determine interest applicable to LIBOR Revolving Loans or EURIBOR Revolving Loans; provided that, if such Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.12(d) shall apply.  Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Global Tranche Lender or Canadian Tranche Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Global Tranche Lender or Canadian Tranche Lender, as applicable, to the extent of such payment.

(i)  Cash Collateralization.  If any Event of Default shall occur and be continuing, on the Business Day that the Company receives notice from the General Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposures representing more than 50% of the aggregate amount of LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, each applicable Borrower shall deposit (“Cash Collateralize”) in respect of each outstanding Letter of Credit issued for such Borrower’s account, in an account with the Applicable Agent, in the name of the Applicable Agent and for the benefit of the applicable Lenders and the applicable Issuing Bank, an amount in cash and in the currency of such Letter of Credit equal to the portion of the LC Exposure attributable to such Letter of Credit as of such date plus any accrued and unpaid interest thereon; provided that the obligation to Cash Collateralize shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (e) of Article VII.  Each such deposit shall be held by the Applicable Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement.  The Applicable Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Applicable Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Monies in such account shall be applied by the Applicable Agent to reimburse the applicable Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposures representing more than 50% of the aggregate amount of LC Exposure), be applied to satisfy other obligations of the Borrowers under the Loan Documents.  If the Borrowers are required to provide cash collateral hereunder as a result of the occurrence of an Event of Default, such cash collateral (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Business Days after all Events of Default have been cured or waived.

(j)  Designation of Additional Issuing Banks.  From time to time, the Company may, by notice to the General Administrative Agent, the Canadian Administrative Agent and the Lenders, designate as additional Global Tranche Issuing Banks or Canadian Tranche Issuing Banks one or more Lenders that agree to serve in such capacity as provided below.  The acceptance by a Lender of any appointment as a Global Tranche Issuing Bank or Canadian Tranche Issuing Bank hereunder shall be evidenced by an agreement (an “Issuing Bank Agreement”), which shall be in a form satisfactory to the Company and the General Administrative Agent and, in the case of an Issuing Bank under the Canadian Tranche, the Canadian Administrative Agent, and shall be executed by such Lender, the Company, the General Administrative Agent and the Canadian Administrative Agent, as applicable.  From and after the effective date of such agreement, (i) such Lender shall have all the rights and obligations of a Global Tranche Issuing Bank or Canadian Tranche Issuing Bank, as the case may be, under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Global Tranche Issuing Bank” or “Canadian Tranche Issuing Bank”, as applicable, shall be deemed to include such Lender in its capacity as a Global Tranche Issuing Bank or Canadian Tranche Issuing Bank.  The Issuing Bank Agreement of any Issuing Bank may limit the currencies in which and the Borrowers for the accounts of which such Issuing Bank will issue Letters of Credit, and any such limitations will, as to such Issuing Bank, be deemed to be incorporated in this Agreement.

(k)  Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time by written agreement among the Company, the General Administrative Agent, the replaced Issuing Bank, the successor Issuing Bank and, in the case of an Issuing Bank under the Canadian Tranche, the Canadian Administrative Agent.  The General Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank.  At the time any such replacement shall become effective, the Company or the applicable Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(b).  From and after the effective date of any such replacement, the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(l)  Issuing Bank Reports.  Unless otherwise agreed by the General Administrative Agent, each Issuing Bank shall report in writing to the General Administrative Agent and, in the case of any of the following events relating to a Canadian Tranche Letter of Credit, the Canadian Administrative Agent (i) on or prior to each Business Day on which such Issuing Bank issues, amends, renews or extends any Letter of Credit, the date of such issuance, amendment, renewal or extension, the currencies and face amounts of the Letters of Credit issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension (and whether the amounts thereof shall have changed), and whether such Letter of Credit is a Global Tranche Letter of Credit or a Canadian Tranche Letter of Credit, it being understood that such Issuing Bank shall not effect any issuance, renewal, extension or amendment resulting in an increase in the aggregate amount of the Letters of Credit issued by it without first obtaining written confirmation from the Applicable Agent that such increase is then permitted under this Agreement, (ii) on each Business Day on which such Issuing Bank makes any LC Disbursement, the date, currency and amount of such LC Disbursement and whether such LC Disbursement is a Global Tranche LC Disbursement or a Canadian Tranche LC Disbursement, (iii) on any Business Day on which the applicable Borrower fails to reimburse an LC Disbursement required to be reimbursed to such Issuing Bank on such day, the date of such failure, the currency and amount of such LC Disbursement and whether such LC Disbursement is a Global Tranche LC Disbursement or a Canadian Tranche LC Disbursement and (iv) on any other Business Day, such other information as either Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

SECTION 2.06.  Funding of Borrowings.  (a)  Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds in the applicable currency by 1:00 p.m., Local Time, to the account of the Applicable Agent most recently designated by such Applicable Agent for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.04.  The Applicable Agent will make such Loan proceeds available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to the Applicable Funding Account of such Borrower; provided that ABR Revolving Loans or Swingline Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(e) shall be remitted by the Applicable Administrative Agent to the applicable Issuing Bank.

(b)  Unless the Applicable Agent shall have received notice from a Lender prior to the proposed time of any Borrowing that such Lender will not make available to the Applicable Agent such Lender’s share of such Borrowing, the Applicable Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Applicable Agent, then the applicable Lender and such Borrower severally agree to pay to the Applicable Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Applicable Agent, at (i) in the case of such Lender, the rate reasonably determined by the Applicable Agent to be the cost to it of funding such amount or (ii) in the case of such Borrower, the interest rate applicable to the subject Loan, but without duplication of interest otherwise payable by such Borrower hereunder in respect of the portion of the Borrowing represented by such amount.

SECTION 2.07.  Interest Elections.  (a)  Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a LIBOR Borrowing or EURIBOR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request.  Thereafter, the applicable Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a LIBOR Borrowing or EURIBOR Borrowing, may elect Interest Periods therefor, all as provided in this Section and on terms consistent with the other provisions of this Agreement.  A Borrower may elect different options with respect to different portions of an affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing and the Loans resulting from an election made with respect to any such portion shall be considered a separate Borrowing.  This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b) To make an election pursuant to this Section, a Borrower shall notify the Applicable Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable and shall be confirmed promptly by delivery to the Applicable Agent (with a copy to the General Administrative Agent if such Applicable Agent shall be the Canadian Administrative Agent) of a written Interest Election Request in a form approved by the General Administrative Agent and signed by a Financial Officer on behalf of the applicable Borrower. Notwithstanding any other provision of this Section, a Borrower shall not be permitted to (i) change the currency of any Borrowing, (ii) convert any Borrowing not denominated in US Dollars into an ABR Borrowing, (iii) elect an Interest Period for LIBOR Loans or EURIBOR Loans that does not comply with Section 2.02(d) or (iv) convert any Borrowing to a Borrowing not available to such Borrower under the Class of Commitments pursuant to which such Borrowing was made.

(c)  Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)  the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)  the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)  the Type of the resulting Borrowing; and

(iv)  if the resulting Borrowing is to be a LIBOR Borrowing or EURIBOR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a LIBOR Borrowing or EURIBOR Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d)  Promptly following receipt of an Interest Election Request, the Applicable Agent shall advise each affected Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)  If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a LIBOR Borrowing or EURIBOR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, (i) in the case of a LIBOR Borrowing made to a Canadian Borrower or a US Borrower and denominated in US Dollars, such Borrowing shall be converted to an ABR Revolving Borrowing and (ii) in the case of any other LIBOR Borrowing or EURIBOR Borrowing, such Borrowing shall become due and payable on the last day of such Interest Period.

(f)  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the General Administrative Agent, at the request of the Required Lenders, so notifies the Company, then, so long as an Event of Default is continuing (i) no outstanding Borrowing denominated in US Dollars may be converted to or continued as a LIBOR Borrowing and (ii) unless repaid, each LIBOR Borrowing denominated in US Dollars shall be converted to an ABR Revolving Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.08.  Termination, Reduction, Extension and Increase of Commitments.  (a)  Unless previously terminated, the Commitments shall automatically terminate on the Maturity Date.

(b)  The Company may at any time terminate, or from time to time reduce, the Commitments under any Tranche; provided that (i) each reduction of the Commitments under such Tranche shall be in an amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum, in each case for Borrowings denominated in US Dollars and (ii) the Company shall not terminate or reduce the Commitments under such Tranche if, after giving effect to such termination or reduction and to any concurrent payment or prepayment of Loans or LC Disbursements, the aggregate amount of Revolving Credit Exposures under such Tranche would exceed the aggregate amount of Commitments under such Tranche.

(c)  The Company shall notify the General Administrative Agent of any election to terminate or reduce the Commitments under any Tranche under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof.  Promptly following receipt of any such notice, the General Administrative Agent shall advise the other Agents and the applicable Lenders of the contents thereof.  Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments under any Tranche may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Company (by notice to the General Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.  Any termination or reduction of the Commitments under any Tranche shall be permanent.  Each reduction of the Commitments under any Tranche shall be made ratably among the applicable Lenders in accordance with their Commitments under such Tranche.

(d)  The Company may at any time and from time to time, by written notice to the General Administrative Agent (which shall promptly deliver a copy to each of the other Agents and the applicable Lenders) executed by the Company and one or more financial institutions (any such financial institution referred to in this Section being called an “Increasing Lender”), which may include any Lender, cause new Commitments under any Tranche to be extended by the Increasing Lenders (or cause the Commitments of the Increasing Lenders to be increased, as the case may be) in an amount for each Increasing Lender (which shall not be less than US$5,000,000) set forth in such notice; provided, that (i) the aggregate amount of all new Commitments and increases in existing Commitments pursuant to this paragraph shall not be greater than US$500,000,000 during the term of this Agreement and the sum of the new Commitments and increases in existing Commitments that become effective on any day shall not be less than US$50,000,000 (or any portion of such US$500,000,000 aggregate amount remaining unused), (ii) each Increasing Lender, if not already a Lender hereunder, shall be subject to the approval of the General Administrative Agent (which approval shall not be unreasonably withheld) and (iii) each Increasing Lender, if not already a Lender hereunder, shall become a party to this Agreement by completing and delivering to the General Administrative Agent a duly executed accession agreement in a form satisfactory to the General Administrative Agent and the Company (an “Accession Agreement”).  New Commitments and increases in Commitments shall become effective on the date specified in the applicable notices delivered pursuant to this paragraph.  Upon the effectiveness of any Accession Agreement to which any Increasing Lender is a party, (i) such Increasing Lender shall thereafter be deemed to be a party to this Agreement and shall be entitled to all rights, benefits and privileges accorded a Lender hereunder and subject to all obligations of a Lender hereunder and (ii) Schedule 2.01 shall be deemed to have been amended to reflect the Commitment or Commitments of such Increasing Lender as provided in such Accession Agreement.  Notwithstanding the foregoing, no increase in the Commitments (or in the Commitment of any Lender) pursuant to this paragraph shall become effective unless (i) the General Administrative Agent shall have received documents consistent with those described in Section 4.01(b) and (c), giving effect to such increase and (ii) on the effective date of such increase, the conditions set forth in Section 4.02(a) and (b) shall be satisfied (with all references in such paragraphs to a Borrowing being deemed to be references to such increase) and the General Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company.

(e)  On the effective date (the “Increase Effective Date”) of any increase in the Commitments under any Tranche pursuant to paragraph (d) above (a “Commitment Increase”), (i) the aggregate principal amount of the Revolving Borrowings under such Tranche outstanding (the “Initial Borrowings”) immediately prior to the Commitment Increase on the Increase Effective Date shall be deemed to be paid, (ii) each Increasing Lender that shall have had a Commitment under such Tranche prior to the Commitment Increase shall pay to the General Administrative Agent in same day funds (in the applicable currencies), an amount equal to the difference between (A) the product of (1) such Lender’s Applicable Tranche Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing (as hereinafter defined) and (B) the product of (1) such Lender’s Applicable Tranche Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, (iii) each Increasing Lender that shall not have had a Commitment under such Tranche prior to the Commitment Increase shall pay to General Administrative Agent in same day funds (in the applicable currencies) an amount equal to the product of (1) such Increasing Lender’s Applicable Tranche Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (iv) after the General Administrative Agent receives the funds specified in clauses (ii) and (iii) above, the General Administrative Agent shall pay to each Lender (in the applicable currencies) the portion of such funds that is equal to the difference between (A) the product of (1) such Lender’s Applicable Tranche Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, and (B) the product of (1) such Lender’s Applicable Tranche Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (v) after the effectiveness of the Commitment Increase, the applicable Borrowers shall be deemed to have made new Borrowings (the “Subsequent Borrowings”) in amounts (in the currencies of the Initial Borrowings) equal to the amounts of the Initial Borrowings and of the Types and for the Interest Periods specified in a Borrowing Request delivered to the General

Administrative Agent in accordance with Section 2.03, (vi) each Lender shall be deemed to hold its Applicable Tranche Percentage of each Subsequent Borrowing (calculated after giving effect to the Commitment Increase) and (vii) each applicable Borrower shall pay each Lender any and all accrued but unpaid interest on its Loans comprising the Initial Borrowings.  The deemed payments made pursuant to clause (i) above shall be subject to compensation by the applicable Borrowers pursuant to the provisions of Section 2.15 if the Increase Effective Date occurs other than on the last day of the Interest Period relating thereto.

(f)  The Company may at any time and from time to time (but on no more than two occasions during any calendar year and on no more than eight occasions (or, if the Maturity Date shall be extended under paragraph (g) below, on no more than ten occasions) during the term of this Agreement) by written notice to the General Administrative Agent (which shall promptly deliver a copy to each of the other Agents and the Lenders) executed by the Company and one or more Lenders (each such Lender, a “Reallocating Lender”), cause each Reallocating Lender to terminate or reduce its Commitment  under one Tranche (the “Decreasing Tranche”) and simultaneously extend (or cause an Affiliate to extend) a Commitment or increase (or cause an Affiliate to increase) its existing Commitment under another Tranche, including, for the avoidance of doubt, any Additional Tranche (the “Increasing Tranche”) in a like aggregate principal amount as set forth in such notice, all in accordance with the provisions of this paragraph.  The reallocation of Commitments between the Decreasing Tranche and the Increasing Tranche shall become effective on the date specified in the applicable notice delivered pursuant to this paragraph and, as of such date, Schedule 2.01 shall be deemed to have been amended to reflect the new Commitments of the Reallocating Lenders as provided in such notice.  The decision to agree or withhold agreement to any request by the Company for a reallocation of Commitments pursuant to this paragraph shall be at the sole discretion of each Lender.  On the effective date (the “Reallocation Effective Date”) of any reallocation of Commitments between a Decreasing Tranche and an Increasing Tranche pursuant to this paragraph (a “Commitment Reallocation”), (i) (A) the aggregate principal amount of the Revolving Loans outstanding under the Increasing Tranche (the “Original Increasing Loans”) immediately prior to giving effect to the Commitment Reallocation on the Reallocation Effective Date shall be deemed to be repaid, (B) after the effectiveness of the Commitment Reallocation, the Borrowers permitted to borrow under the Increasing Tranche shall be deemed to have made new Borrowings (the “Replacement Increasing Borrowings”) in amounts (in the currencies of the Original Increasing Loans) equal to the amounts of the Original Increasing Loans and of the Types and for the Interest Periods specified in a Borrowing Request delivered to the General Administrative Agent in accordance with Section 2.03, (C) each Lender under the Increasing Tranche shall pay to the Applicable Agent in same day funds an amount equal to the difference between (x) such Lender’s Applicable Tranche Percentage (calculated after giving effect to the Commitment Reallocation) of the Replacement Increasing Borrowings and (y) such Lender’s Applicable Tranche Percentage (calculated without giving effect to the Commitment Reallocation) of the Original Increasing Loans, (D) after the Applicable Agent receives the funds specified in clause (C) above, the Applicable Agent shall pay to each Lender under the Increasing Tranche the portion of such funds that is equal to the difference between (x) such Lender’s Applicable Tranche Percentage

(calculated without giving effect to the Commitment Reallocation) of the Original Increasing Loans and (y) such Lender’s Applicable Tranche Percentage (calculated after giving effect to the Commitment Reallocation) of the amount of the Replacement Increasing Borrowings, (E) each Lender with a Commitment under the Increasing Tranche after giving effect to the Commitment Reallocation shall be deemed to hold its Applicable Tranche Percentage of each Replacement Increasing Borrowing (calculated after giving effect to the Commitment Reallocation) and (F) each applicable Borrower shall pay each applicable Lender any and all accrued but unpaid interest on the Original Increasing Loans and (ii) (A) the applicable Borrowers under the Decreasing Tranche will prepay Revolving Loans outstanding under the Decreasing Tranche (and, to the extent required, cash collateralize Letters of Credit under such Tranche) in such amounts as shall be required so that, after giving effect to the Commitment Reallocation, (x) the aggregate Revolving Credit Exposure under such Tranche will not exceed the aggregate Commitments thereunder and (y) no Lender shall have a Revolving Credit Exposure under such Tranche that exceeds its Applicable Percentage of the aggregate Revolving Credit Exposures under such Tranche (it being understood that, to the extent required to achieve the results referred to in the foregoing clauses (x) and (y), such prepayments may be made on a non-pro rata basis as among the Lenders holding such Revolving Loans) and (B) each applicable Borrower shall pay each applicable Lender any and all accrued but unpaid interest on the Loans under such Tranche.  The deemed payments made pursuant to clauses (i) and (ii) above in respect of each LIBOR Loan or EURIBOR Loan shall be subject to indemnification by the applicable Borrowers pursuant to the provisions of Section 2.15 if the Reallocation Effective Date occurs other than on the last day of the Interest Period relating thereto and breakage costs result.  Notwithstanding the foregoing, no Commitment Reallocation pursuant to this paragraph shall become effective unless on the effective date of such Commitment Reallocation, the conditions set forth in Section 4.02(a) and (b) shall be satisfied (with all references in such paragraphs to a Borrowing being deemed to be references to such Commitment Reallocation) and the General Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company.

(g)  The Company may, by delivery of a Maturity Date Extension Request to the General Administrative Agent (which shall promptly deliver a copy to each of the other Agents and the Lenders) not less than 30 days and not more than 60 days prior to any anniversary of the Closing Date, request that the Lenders extend the Maturity Date for an additional period of one year; provided that there shall be no more than two extensions of the Maturity Date pursuant to this paragraph.  Each Lender shall, by notice to the Company and the General Administrative Agent given not more than 20 days after the date of the General Administrative Agent’s receipt of the Company’s Maturity Date Extension Request, advise the Company whether or not it agrees to the requested extension (each Lender agreeing to a requested extension being called a “Consenting Lender”, and each Lender declining to agree to a requested extension being called a “Declining Lender”).  Any Lender that has not so advised the Company and the General Administrative Agent by such day shall be deemed to have declined to agree to such extension and shall be a Declining Lender.  If Lenders constituting the Required Lenders shall have agreed to a Maturity Date Extension Request, then the Maturity Date shall, as to the Consenting Lenders, be extended to the first anniversary of the Maturity Date theretofore in effect.  The decision to agree or withhold agreement to any Maturity Date Extension Request shall be at the sole discretion of each Lender.  The Commitment of any Declining Lender shall terminate on the Maturity Date in effect prior to giving effect to any such extension (such Maturity Date being called the “Existing Maturity Date”).  The principal amount of any outstanding Loans made by Declining Lenders, together with any accrued interest thereon and any accrued fees and other amounts payable to or for the account of such Declining Lenders hereunder, shall be due and payable on the Existing Maturity Date, and on the Existing Maturity Date the Borrowers shall also make such other prepayments of their Loans pursuant to Section 2.10 as shall be required in order that, after giving effect to the termination of the Commitments of, and all payments to, Declining Lenders pursuant to this sentence, (i) the aggregate Global Tranche Revolving Credit Exposures would not exceed the aggregate Global Tranche Commitments and (ii) the aggregate Canadian Tranche Revolving Credit Exposures would not exceed the aggregate Canadian Tranche Commitments.  Upon the payment of all outstanding Loans and other amounts payable to a Declining Lender pursuant to the foregoing sentence, such Declining Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 10.03.  Notwithstanding the foregoing provisions of this paragraph, the Company shall have the right, pursuant to and in accordance with Sections 2.18 and 10.04, at any time prior to the Existing Maturity Date, to replace a Declining Lender with a Lender or other financial institution that will agree to the applicable Maturity Date Extension Request, and any such replacement Lender shall for all purposes constitute a Consenting Lender.  Notwithstanding the foregoing, no extension of the Maturity Date pursuant to this paragraph shall become effective unless (i) the General Administrative Agent shall have received documents consistent with those described in Section 4.01(b) and (c), giving effect to such extension and (ii) on the effective date of such extension, the conditions set forth in Section 4.02(a) and (b) shall be satisfied (with all references in such paragraphs to a Borrowing being deemed to be references to such extension) and the General Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company.

SECTION 2.09.  Repayment of Loans; Evidence of Debt.  (a)  Each Borrower hereby unconditionally promises to pay (i) to the Applicable Agent for the account of the applicable Lenders the then unpaid principal amount of each Revolving Loan of such Borrower on the Maturity Date and (ii) to the Applicable Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Maturity Date and the tenth Business Day after such Swingline Loan is made or last day of a calendar month; provided that on each date that a Revolving Borrowing denominated in US Dollars (including any ABR Borrowing) is made to a Borrower that shall have borrowed Swingline Loans, such Borrower shall repay all its outstanding Swingline Loans.  Each Borrower will pay the principal amount of each Loan made to such Borrower and the accrued interest on such Loan in the currency of such Loan.

(b)  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of each Borrower to such Lender resulting from each Loan made, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)  The General Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class, Type and currency of each such Loan, the Borrower to which such Loan was made and, in the case of any LIBOR Loan or EURIBOR Loan, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by any Agent hereunder for the account of the Lenders or any of them and each Lender’s share thereof.  The Canadian Administrative Agent and the London Agent shall furnish to the General Administrative Agent, promptly after the making of any Loan or Borrowing with respect to which it is the Applicable Agent or the receipt of any payment of principal or interest with respect to any such Loan or Borrowing or any payment of fees with respect to which it is the Applicable Agent, information with respect thereto that will enable the General Administrative Agent to maintain the accounts referred to in the preceding sentence.  The Applicable Swingline Lender shall furnish to the Applicable Agent (with a copy to the General Administrative Agent if the Applicable Agent shall be the Canadian Administrative Agent), promptly after the making of any Swingline Loan with respect to which it is the Applicable Swingline Lender or the receipt of any payment of principal or interest with respect to any such Loan, information with respect thereto that will enable such Agent or Agents to maintain the accounts referred to in the preceding sentences.

(d)  The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of any Borrower to repay the Loans in accordance with the terms of this Agreement.

(e)  Any Lender may request that Loans of any Class made by it to any Borrower be evidenced by a promissory note.  In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and substantially in the form of Exhibit D.  Thereafter, the Revolving Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.10.  Prepayment of Loans.  (a)  Any Borrower shall have the right at any time and from time to time to prepay any Borrowing of such Borrower in whole or in part, subject to prior notice in accordance with paragraph (d) of this Section.

(b)  If the aggregate Revolving Credit Exposures under any Tranche shall exceed the aggregate Commitments under such Tranche, then (i) on the last day of any Interest Period for any LIBOR Borrowing or EURIBOR Borrowing under such Tranche and (ii) on each other date on which any ABR Revolving Borrowing or Swingline Loan shall be outstanding under such Tranche, the applicable Borrowers shall prepay Loans under such Tranche in an aggregate amount equal to the lesser of (A) the amount necessary to eliminate such excess (after giving effect to any other prepayment of Loans on such day) and (B) the amount of the applicable Revolving Borrowings or Swingline Loans referred to in clause (i) or (ii), as applicable.  If the aggregate amount of the Revolving Credit Exposures under any Tranche on the last day of any month (or on any other date specified by Lenders representing more than 50% of the Commitments under such Tranche) shall exceed 105% of the aggregate Commitments under such Tranche, then the applicable Borrowers shall, not later than the next Business Day, prepay one or more Borrowings under such Tranche in an aggregate principal amount sufficient to eliminate such excess.

(c)  Prior to any optional or mandatory prepayment of Borrowings hereunder, the applicable Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (d) of this Section.

(d)  The applicable Borrower shall notify the Applicable Agent (and, in the case of prepayment of a Swingline Loan, the Applicable Swingline Lender) by a telecopy notice signed by a Financial Officer on behalf of the applicable Borrower of any prepayment of a Borrowing hereunder (i) in the case of a LIBOR Borrowing denominated in US Dollars, not later than 11:00 am, Local Time, three Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable), (ii) in the case of a LIBOR Borrowing denominated in Sterling or an Alternative Currency or a EURIBOR Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable) and (iii) in the case of an ABR Borrowing, not later than 11:00 a.m., Local Time, on the date of such prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of optional prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08(c), then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08(c).  Promptly following receipt of any such notice, the Applicable Agent shall advise the applicable Lenders of the contents thereof.  Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02.  Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing.

SECTION 2.11.  Fees.  (a)  Each Borrower agrees to pay, in US Dollars, (i) in the case of the Global Tranche Borrowers, to the General Administrative Agent for the account of each Global Tranche Lender and (ii) in the case of the Canadian Tranche Borrowers, to the Canadian Administrative Agent for the account of each Canadian Tranche Lender, a facility fee, which shall accrue at the Applicable Rate on the daily amount of each Commitment of such Lender under the applicable Tranche, whether used or unused, during the period from and including the Closing Date to but excluding the date on which such Commitment terminates; provided, that if any Lender continues to have any Revolving Credit Exposure under any Tranche after its Commitment under such Tranche terminates, then such facility fee shall continue to accrue on the daily amount of such Lender’s Revolving Credit Exposure under such Tranche from and including the date on which such Commitment terminates to but excluding the date on which such Lender ceases to have any Revolving Credit Exposure under such Tranche.  Accrued facility fees shall be payable in arrears on the last day of March, June, September and December of each year, commencing on the first such date to occur after the date hereof, and, with respect to the Commitments under any Tranche, on the date on which the Commitments under such Tranche shall terminate; provided that any facility fees accruing on the aggregate Revolving Credit Exposures under any Tranche after the date on which the Commitments under such Tranche terminate shall be payable on demand.  All facility fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)  Each Borrower agrees to pay (i) (A) in the case of the Global Tranche Borrowers, to the General Administrative Agent for the account of each Global Tranche Lender, a participation fee with respect to such Lender’s participations in Global Tranche Letters of Credit, which shall accrue at the Applicable Rate used to determine the interest rate applicable to Global Tranche LIBOR Revolving Loans, on the daily amount of such Lender’s Global Tranche LC Exposure (excluding any portion thereof attributable to unreimbursed Global Tranche LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Global Tranche Commitment terminates and the date on which such Lender ceases to have any Global Tranche LC Exposure and (B) in the case of the Canadian Tranche Borrowers, to the Canadian Administrative Agent for the account of each Canadian Tranche Lender, a participation fee with respect to its participations in Canadian Tranche Letters of Credit, which shall accrue at the Applicable Rate used to determine the interest rate applicable to Canadian Tranche LIBOR Revolving Loans, on the daily amount of such Lender’s Canadian Tranche LC Exposure (excluding any portion thereof attributable to unreimbursed Canadian Tranche LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Canadian Tranche Commitment terminates and the date on which such Lender ceases to have any Canadian Tranche LC Exposure and (ii) (A) in the case of the Global Tranche Borrowers, to each Global Tranche Issuing Bank, a fronting fee, which shall accrue at such rate per annum as may be agreed upon by the Company and such Issuing Bank on the portion of the daily amount of the Global Tranche LC Exposure (excluding any portion thereof attributable to unreimbursed Global Tranche LC Disbursements) attributable to those Global Tranche Letters of Credit issued by such Issuing Bank during the period from and including the Effective Date to but excluding the later of the date of termination of all the Global Tranche Commitments and the date on which there ceases to be any Global Tranche LC Exposure and (B) in the case of the Canadian Tranche Borrowers, to each Canadian Tranche Issuing Bank, a fronting fee, which shall accrue at such rate per annum as may be agreed upon by the Company and such Issuing Bank on the portion of the daily amount of the Canadian Tranche LC Exposure (excluding any portion thereof attributable to unreimbursed Canadian Tranche LC Disbursements) attributable to those Canadian Tranche Letters of Credit issued by such Issuing Bank during the period from and including the Effective Date to but excluding the later of the date of termination of all the Canadian Tranche Commitments and the date on which there ceases to be any Canadian Tranche LC Exposure, as well as each Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder.  Participation fees and fronting fees accrued or becoming payable in respect of Letters of Credit through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Commitments under the applicable Tranche terminate and any such fees accruing after the date on which the Commitments under the applicable Tranche terminate shall be payable on demand.  Any other fees payable to the Issuing Banks pursuant to this paragraph shall be payable within 10 days after demand.  All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)  The Borrowers agree to pay to the Agents fees in the amounts and at the times separately agreed upon between the Company and the Agents.

(d)  All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Applicable Agents (in the case of the fees referred to in paragraphs (a) and (c) of this Section), to the Issuing Banks (in the case of the fees payable to them) and to the Applicable Agents (in the case of the other fees referred to in paragraph (b) of this Section) for distribution to the applicable Lenders.  Fees paid shall not be refundable under any circumstances.

SECTION 2.12.  Interest.  (a)  The Loans comprising each ABR Borrowing (including Swingline Loans) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)  The Revolving Loans comprising each LIBOR Revolving Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)  The Revolving Loans comprising each EURIBOR Revolving Borrowing shall bear interest at the Adjusted EURIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(d)  Notwithstanding the foregoing, if any principal of or interest on any Loan or LC Disbursement, any fee or other amount payable by any Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan or LC Disbursement, 2% per annum plus the interest rate otherwise applicable to such Loan or LC Disbursement as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% per annum plus the rate applicable to ABR Revolving Loans under the applicable Tranche as provided in paragraph (a) of this Section.

(e)  Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon the termination of the Commitments under the applicable Tranche; provided that (i) interest accrued pursuant to paragraph (e) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan under any Tranche (other than a prepayment of an ABR Revolving Loan under such Tranche prior to the end of the applicable Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any LIBOR Revolving Loan or EURIBOR Revolving Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.  All interest shall be payable in the currency in which the applicable Loan is denominated.

(f)  All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest on Borrowings denominated in Sterling and (ii) interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall each be computed on the basis of a year of 365 days (or, in the case of ABR Revolving Borrowings, 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable Adjusted LIBO Rate, Adjusted EURIBO Rate or Alternate Base Rate shall be determined by the Applicable Agent, and such determination shall be conclusive absent manifest error.

(g)  For the purposes of the Interest Act (Canada), in any case in which an interest rate is stated in this Agreement to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year for which the calculation is made and divided by either 360 or such other period of time, as the case may be. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(h)  If any provision of this Agreement would obligate a Canadian Borrower to make any payment of interest or other amount payable to any Agent, Lender or Issuing Bank in an amount or calculated at a rate which would be prohibited by law or would result in the receipt by such Agent, Lender or Issuing Bank of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Agent, Lender or Issuing Bank of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid under this Section; and (ii) second, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).  If, notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, any Agent, Lender or Issuing Bank shall have received an amount in excess of the maximum permitted by such clause, then the applicable Canadian Borrower shall be entitled, by notice in writing to such Agent, Lender or Issuing Bank, to obtain reimbursement from it of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Agent, Lender or Issuing Bank to the applicable Canadian Borrower.  Any amount or rate of interest referred to in this paragraph shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan or LC Disbursement on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Effective Date to the Maturity Date and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Canadian Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.
(i)  As part of entering into this Agreement, the parties hereto have assumed that the interest payable at the rates set forth in this Agreement is not and will not become subject to Swiss Withholding Tax.  Notwithstanding the foregoing, the parties hereto agree that in the event that (A) Swiss Withholding Tax is due on interest payments or other payments by any Swiss Borrower under this Agreement and (B) such Swiss Borrower is unable, by reason of Swiss law, to comply with Section 2.16 (a) (as such Section would be in effect without giving effect to this paragraph (i)), the interest rates payable by the Swiss Borrower under this Agreement, including limitations herein, shall be increased in such a way that the amount of interest effectively paid to each Lender (other than a Lender that is a Breaching Party) corresponds to an amount which (after making any deduction of the Non-Refundable Portion (as defined below) of the Swiss Withholding Tax) equals the payment that would have been due had no deduction of Swiss Withholding Tax been required.  For the purposes of this paragraph, “Non-Refundable Portion” shall mean Swiss Withholding Tax at the standard rate (being, as at the date hereof, 35%) unless a tax ruling issued by the Swiss Federal Tax Administration confirms that, in relation to a specific Lender based on an applicable double tax treaty, the Non-Refundable Portion is a specified lower rate in which case such lower rate shall be applied in relation to such Lender.  Each Swiss Borrower shall provide to the Applicable Agent the documents required by law or applicable double taxation treaties for the Lenders to claim a refund of any Swiss Withholding Tax so deducted.

SECTION 2.13.  Alternate Rate of Interest.  If prior to the commencement of any Interest Period for a LIBOR Borrowing or EURIBOR Borrowing:

(a)  the Applicable Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or Adjusted EURIBO Rate, as the case may be, for such Interest Period; or

(b)  the Applicable Agent is advised by a majority in interest of the Lenders that would make Loans as part of such Borrowing that the Adjusted LIBO Rate or Adjusted EURIBO Rate, as the case may be, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining the Loans included in such Borrowing for such Interest Period;

then the Applicable Agent shall give notice thereof to the applicable Borrower and the applicable Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Applicable Agent notifies the applicable Borrower and the applicable Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, an affected LIBOR Borrowing or EURIBOR Borrowing, as the case may be, shall be ineffective, (ii) any affected LIBOR Borrowing or EURIBOR Borrowing that is requested to be continued shall (A) if denominated in US Dollars, be continued as an ABR Borrowing, or (B) otherwise, be repaid on the last day of the then current Interest Period applicable thereto and (iii) any Borrowing Request for an affected LIBOR Borrowing or EURIBOR Borrowing shall (A) if denominated in US Dollars, be deemed a request for an ABR Borrowing, or (B) otherwise, be ineffective.

SECTION 2.14.  Increased Costs.  (a)  If any Change in Law shall:

(i)  impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate or the Adjusted EURIBO Rate) or any Issuing Bank; or

(ii)  impose on any Lender, any Issuing Bank or the London, European or Canadian interbank market any other condition affecting this Agreement or LIBOR Loans or EURIBOR Loans made by such Lender or any Letter of Credit or participations therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any LIBOR Loan or EURIBOR Loan or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise), then the applicable Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b)  If any Lender or Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy), then from time to time the applicable Borrower or Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c)  A certificate of a Lender or Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as the case may be, and the manner in which such amount or amounts have been calculated, as specified in paragraph (a) or (b) of this Section shall be delivered to the Company and shall be conclusive absent manifest error.  The applicable Borrower or Borrowers shall pay such Lender or Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

(d)  Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the applicable Borrower shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)  The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.16.

SECTION 2.15.  Break Funding Payments.  In the event of (a) the payment of any principal of any LIBOR Loan or EURIBOR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBOR Loan or EURIBOR Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any LIBOR Loan or EURIBOR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether any such notice may be revoked under Section 2.10(d) and is revoked in accordance therewith) or (d) the assignment of any LIBOR Loan or EURIBOR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the applicable Borrower pursuant to Section 2.18, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense (but not for any lost profit) attributable to such event.  Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) with respect to a LIBOR Loan or EURIBOR Loan, the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate or the Adjusted EURIBO Rate, as the case may be, that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the London,

European or Canadian interbank market.  A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Company and shall be conclusive absent manifest error.  The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

SECTION 2.16.  Taxes.  (a)  Subject to the other provisions of this Section, any and all payments made by or on account of any Borrower under this Agreement or under any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or any other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding, in the case of each Agent, Lender and Issuing Bank, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction under the laws of which such Agent, Lender or Issuing Bank, as the case may be, is organized or any political subdivision thereof and, in the case of each Lender, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction of such Lender’s Applicable Lending Office or any political subdivision thereof (all such non excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”).  If any Taxes are required to be deducted or withheld from any amounts payable to any Agent, Lender or Issuing Bank hereunder or are required to be remitted by any such Agent, Lender or Issuing Bank on account of such Taxes, the amounts so payable to such Agent, Lender or Issuing Bank shall be increased to the extent necessary so that after making all required deductions, withholdings or remittances of Taxes (including deductions, withholdings and remittances of Taxes applicable to amounts paid under this paragraph), such Agent, Lender or Issuing Bank receives a net amount equal to the full amount it would have received if no deduction, withholding or remittance had been made.  Whenever any Taxes are payable with respect to amounts payable under this Agreement or any other Loan Document, as promptly as possible thereafter, the applicable Borrower shall send to the Applicable Agent, for its own account or for the account of such Lender or Issuing Bank, a certified copy of an original official receipt received by such Borrower showing payment thereof.  If any Borrower fails to pay or cause to be paid any Taxes when due to the appropriate taxing authority or fails to remit to the Agents the required receipts or other required documentary evidence, or if such Taxes are imposed on or paid by an Agent, Lender, or Issuing Bank, the Borrowers shall indemnify the Agents, Lenders and Issuing Banks for all such Taxes, including Taxes, interest or penalties thereon.  The agreements in this Section shall survive the termination of this Agreement and the payment of the obligations hereunder and all other amounts payable hereunder.

(b)  Any and all payments made under this Agreement or any other Loan Document which (in whole or in part) constitute consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply.  If VAT is chargeable on any supply made by any Borrower, Agent, Lender or Issuing Bank (the “Supplier”) to a Borrower, Agent, Lender or Issuing Bank (the “Recipient”) in connection with this Agreement or any other Loan Document, the Recipient shall pay to the relevant tax authorities or to the Supplier (as appropriate and in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.  The Supplier shall then promptly provide an appropriate invoice to such party.

(c)  If any Agent shall be required to deduct any Taxes from payments received by such Agent for the account of any Lender or Issuing Bank hereunder, it shall make such deductions and shall pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Law.  Each Lender shall (i) in the case of each Global Tranche Lender, jointly and severally indemnify the General Administrative Agent or the London Agent, as the case may be and (ii) in the case of each Canadian Tranche Lender, jointly and severally indemnify the Canadian Administrative Agent, within 10 days after demand therefor, for the full amount of any Taxes attributable to payments made to any Lender, Borrower or Issuing Bank that are paid by the General Administrative Agent or the Canadian Administrative Agent, as applicable, and any penalties, interest and reasonable expenses arising therefrom and with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Global Tranche Lender by the General Administrative Agent or the London Agent, as the case may be, or any Canadian Tranche Lender by the Canadian Administrative Agent, as the case may be, shall be conclusive absent manifest error.

(d)  (i)  Neither any Swiss Borrower nor the Company nor any other Borrower shall be required to make a tax gross up or a tax indemnity payment under this Agreement, or an increased interest payment under Section 2.12(i), to a Lender or Issuing Bank or an assignee, transferee or sub-participant thereof in respect of Swiss Withholding Tax due on interest payments or other payments by such Swiss Borrower under this Agreement as a direct result of such Lender and Issuing Bank, assignee, transferee or sub-participant breaching the provisions regarding (x) the representation and warranty in paragraph (e) of this Section as to its status as a Swiss Qualifying Bank or (y) the limitations on assignments, transfers and Restricted Sub-Participations set forth in this paragraph (d) or in Section 10.04(b) or 10.04(j).  In such case, such Swiss Borrower shall be entitled to (1) deduct such Swiss Withholding Tax from any interest payment or other payment due from it to the breaching Lender, Issuing Bank, assignee, transferee or sub-participant (the “Breaching Party”) under this Agreement or (2) be promptly reimbursed by the Breaching Party for any Swiss Withholding Tax amount due from such Swiss Borrower in relation to interest paid or any other payment to the Breaching Party under this Agreement if the interest payment or such other payment was already made by the Swiss Borrower without a deduction for the relevant Swiss Withholding Tax amount.

(e)  Each Issuing Bank and each Lender that is an Issuing Bank or Lender as of the Effective Date represents and warrants that:

(i)  as of the Effective Date, it is and will remain a Swiss Qualifying Bank (as interpreted on such date); and

(ii)  as of the Effective Date, it has not entered into a Restricted Sub-Participation with any person.

SECTION 2.17.  Payments Generally; Pro Rata Treatment; Sharing of Set-offs.  (a)  Each Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or reimbursement of LC Disbursements or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment or, if no such time is expressly required, prior to 3:00 p.m., Local Time, on the date when due, in immediately available funds, without set-off or counterclaim.  Any amounts received after such time on any date may, in the discretion of the Applicable Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Applicable Agent for the account of the applicable Lenders to such account as the Applicable Agent shall from time to time specify in one or more notices delivered to the Company, except that payments to be made directly to an Issuing Bank or Swingline Lender as expressly provided herein shall be made directly to such parties and payments pursuant to Sections 2.14, 2.15, 2.16, 2.19 and 10.03 shall be made directly to the Persons entitled thereto.  The Applicable Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof.  If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments hereunder of principal or interest in respect of any Loan or LC Disbursement shall, except as otherwise expressly provided herein, be made in the currency of such Loan or LC Disbursement; all other payments hereunder and under each other Loan Document shall be made in US Dollars.  Any payment required to be made by any Agent hereunder shall be deemed to have been made by the time required if such Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by such Agent to make such payment.

(b)  If at any time insufficient funds are received by the Agents from any Borrower (or from the Company as guarantor of the Obligations of such Borrower pursuant to Article IX) and available to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due from such Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal of the Loans and unreimbursed LC Disbursements then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of such principal then due to such parties.

(c)  If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of its Loans, participations in LC Disbursements or Swingline Loans or accrued interest on any of the foregoing (collectively “Claims”) resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Claims than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Claims of the other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amounts of their respective Claims; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Claims to any assignee or participant, other than to the Company, or any subsidiaries or Affiliates thereof (as to which the provisions of this paragraph shall apply).  Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(d)  Unless an Agent shall have received notice from a Borrower prior to the date on which any payment is due to such Agent for the account of any Lenders or Issuing Banks hereunder that the such Borrower will not make such payment, such Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders or Issuing Banks, as the case may be, the amount due.  In such event, if such Borrower has not in fact made such payment, then each applicable Lender or Issuing Banks, as the case may be, severally agrees to repay to such Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to such Agent, at the interest rate applicable under Section 2.12 or, if no interest rate is applicable to the amount that is the subject of such payment, an interest rate determined by such Agent in accordance with banking industry rules on interbank compensation.

(e)  If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(c), 2.05(d) or (e), 2.06(b), 2.17(d) or 10.03(c) then the General Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), and each other Agent, at the direction of the General Administrative Agent, shall, (i) apply any amounts thereafter received by it for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the General Administrative Agent in its discretion.

SECTION 2.18.  Mitigation Obligations; Replacement of Lenders.  (a)  If any Lender requests compensation under Section 2.14 or 2.19, or if any Borrower is required to pay any additional amount to any Lender or Governmental Authority for the account of any Lender pursuant to Section 2.16, then such Lender shall use reasonable efforts, with prior notice to the Company, to designate a different lending office for funding or booking its affected Loans or other extensions of credit hereunder or to assign its affected rights and obligations hereunder to another of its offices, branches or affiliates engaged in making loans if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14, 2.16 or 2.19, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense, would not be contrary to any general policy of such Lender and would not be otherwise materially disadvantageous to such Lender (as determined by such Lender in its good faith judgment).  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)  If (i) any Lender requests compensation under Section 2.14 or 2.19, (ii) any Loan Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, (iii) any Lender is a Declining Lender, (iv) any Lender declines to accommodate any request by the Company to reallocate any portion of any of its Commitments under Section 2.08(f) and such Lender is in a position to accommodate such request without any payments that would be owed to it being subject to any withholding tax and without any other disadvantage to it, (v) any Lender becomes a Defaulting Lender or (vi) any Lender refuses to consent to any amendment or waiver of this Agreement requested by the Company that requires the consent of all Lenders, and such amendment or waiver is consented to by the Required Lenders, then the Company may elect to, (i) upon payment to such Lender of all amounts payable to it pursuant to clause (x) in the proviso below, cancel the Commitments of such Lender or (ii) at its sole expense and effort, upon notice to such Lender and the General Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.04, including payment by the Company of the processing and recordation fee referenced in Section 10.04(b)(ii)(D)), all its interests, rights and obligations under the Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (w) the Company shall have received the prior written consent of the General Administrative Agent, the Issuing Banks and the Swingline Lenders (in each case, in accordance with and subject to the restrictions contained in Section 10.04), (x) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal, funded participations and accrued interest and fees) or such Borrower (in the case of all other amounts), (y) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or 2.19 or payments required to be made pursuant to Section 2.16, such assignment will result in a material reduction in such compensation or payments and (z) in the case of an assignment under clause (vi) above, such assignment, together with any other assignments under such clause, will enable the Company to obtain the approvals required for the obtaining of the requested amendment and waiver.  A Lender shall not be required to make any such assignment and delegation if (i) prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply or (ii) such assignment or delegation would subject such Lender to any unreimbursed cost or expense, would be contrary to any general policy of such Lender or would be otherwise materially disadvantageous to such Lender (as determined by such Lender in its good faith judgment).

SECTION 2.19.  Foreign Borrower Costs.  (a)  If the cost to any Lender of making or maintaining any Loan to, or participating in any Letter of Credit or Swingline Loan issued for the account of or made to, any Borrower is increased (or the amount of any sum received or receivable by any Lender (or its Applicable Lending Office) is reduced) by an amount deemed by such Lender to be material, by reason of the fact that such Borrower is incorporated in, or conducts business in, a jurisdiction outside the United States of America, the United Kingdom or Canada, such Borrower shall indemnify such Lender for such increased cost or reduction within 15 days after demand by such Lender (with a copy to the General Administrative Agent).  A certificate of such Lender claiming compensation under this paragraph and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculation of such amount or amounts) shall be conclusive in the absence of manifest error.

(b)  Each Lender will promptly notify the Company and the General Administrative Agent of any event of which it has knowledge that will entitle such Lender to additional interest or payments pursuant to paragraph (a) above, but in any event within 45 days after such Lender obtains actual knowledge thereof; provided that (i) if any Lender fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section in respect of any costs resulting from such event, only be entitled to payment under this Section for costs incurred from and after the date 45 days prior to the date that such Lender does give such notice and (ii) each Lender, with prior notice to the Company, will designate a different Applicable Lending Office, if, in the judgment of such Lender, such designation will avoid the need for, or reduce the amount of, such compensation, will not be contrary to any general policy of such Lender and will not be materially otherwise disadvantageous to such Lender or cause a Borrower to be subject to the payment of additional amounts pursuant to Section 2.16.

(c)  Notwithstanding the foregoing, no Lender shall be entitled to compensation under this Section to the extent the increased costs for which such Lender is claiming compensation have been or are being incurred at the time such Lender becomes a party to this Agreement, except to the extent that such Lender’s assignor was entitled immediately prior to the assignment to such Lender to receive compensation with respect to such increased costs pursuant to this Section.

(d)  The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.16.

SECTION 2.20.  Accession of Subsidiary Borrowers.  The Company may (a) at any time and from time to time designate any subsidiary of the Company that is incorporated or otherwise organized under the laws of Luxembourg, the United Kingdom or Switzerland or, with the prior written consent of each Global Tranche Lender, any other subsidiary, as a Global Tranche Borrower, or (b) at any time and from time to time designate any Subsidiary of the Company that is incorporated or otherwise organized under the laws of Canada or Switzerland as a Canadian Tranche Borrower, in each case by delivery to the General Administrative Agent of a Borrower Joinder Agreement executed by such subsidiary and by the Company, and upon such delivery such subsidiary shall for all purposes of this Agreement be a Global Tranche Borrower or a Canadian Tranche Borrower, as the case may be, and a party to this Agreement.  Any subsidiary that becomes a Borrower pursuant to this Section shall continue to be a Global Tranche Borrower or a Canadian Tranche Borrower, as the case may be, until such subsidiary or the Company shall have executed and delivered to the General Administrative Agent a Borrower Termination Agreement with respect to such Borrower, whereupon such Borrower shall cease to be a Borrower hereunder.  Notwithstanding the foregoing, (a) no Borrower Joinder Agreement shall become effective as to any subsidiary if it shall be unlawful for such subsidiary to become a Borrower hereunder or for any Lender participating in a Tranche under which such subsidiary may borrow to make Loans or otherwise extend credit to such subsidiary as provided herein and (b) no Borrower Termination Agreement will become effective as to any subsidiary until all Loans made to such subsidiary shall have been repaid and all amounts payable by such subsidiary in respect of interest and/or fees (and, to the extent notified by the General Administrative Agent or any Lender, any other amounts payable under this Agreement by such subsidiary) shall have been paid in full; provided that such Borrower Termination Agreement shall be effective to terminate the right of such subsidiary to request or receive further extensions of credit under this Agreement.  As soon as practicable upon receipt of a Borrower Joinder Agreement, the General Administrative Agent shall send a copy thereof to each Global Tranche Lender or Canadian Tranche Lender, as the case may be, and, if the applicable subsidiary is to be a Canadian Tranche Borrower to the Canadian Administrative Agent.

SECTION 2.21.  Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)  the facility fee shall cease to accrue on the daily amount of the unfunded portion of each Commitment of such Defaulting Lender under the applicable Tranche pursuant to Section 2.11(a);

(b)  the Commitments and Revolving Credit Exposures of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.02); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification which pursuant to Section 10.02 requires the consent of “each Lender”, “such Lender”, “each Lender of such Class” or “each Lender affected thereby” except as otherwise provided in Section 10.02;

(c)  if any Swingline Exposure or LC Exposure exists under any Tranche under which a Lender has a Commitment at the time such Lender becomes a Defaulting Lender then:

(i)  all or any part of the Swingline Exposure and LC Exposure of such Defaulting Lender under such Tranche shall be reallocated among the non-Defaulting Lenders in such Tranche in accordance with their respective Applicable Tranche Percentages, but only to the extent that (x) the sum of all non-Defaulting Lenders’ Revolving Credit Exposures under such Tranche plus such Defaulting Lender’s Swingline Exposure and LC Exposure under such Tranche does not exceed the total of all non-Defaulting Lenders’ Commitments under such Tranche, and (y) such reallocation does not result in the Revolving Credit Exposure of any non-Defaulting Lender under such Tranche exceeding such non-Defaulting Lender’s Revolving Credit Commitment under such Tranche;

(ii)  if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers under such Tranche shall within one Business Day following notice by the General Administrative Agent (x) first, prepay the Swingline Exposure under such Tranche and (y) second, cash collateralize for the benefit of the applicable Issuing Banks such Borrowers’ obligations corresponding to such Defaulting Lender’s LC Exposure under such Tranche (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.05(i) for so long as such LC Exposure is outstanding;

(iii)  if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure under such Tranche pursuant to clause (ii) above, the Borrower shall not be required to pay participation fees to such Defaulting Lender pursuant to Section 2.11(b) with respect to such Defaulting Lender’s LC Exposure under such Tranche during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv)  if the LC Exposure of such Defaulting Lender under such Tranche is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.11(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Tranche Percentages; and

(v)  if all or any portion of such Defaulting Lender’s LC Exposure under such Tranche is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the applicable Issuing Banks or any other Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender and any participation fees payable under Section 2.11(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to such Issuing

Banks until and except to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d)  so long as such Lender is a Defaulting Lender, no Swingline Lender shall be required to fund any Swingline Loan and no Issuing Bank shall be required to issue, amend or increase any Letter of Credit under any Tranche in which such Lender has a Commitment, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Exposure under such Tranche will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the applicable Borrowers in accordance with Section 2.21(c), and participating interests in any newly made Swingline Loan or any newly issued or increased Letter of Credit under such Tranche shall be allocated among the non-Defaulting Lenders under such Tranche in a manner consistent with Section 2.21(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) any Swingline Lender or Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Swingline Lender shall not be required to fund any Swingline Loan and such Issuing Bank shall not be required to issue, amend or increase any Letter of Credit under any Tranche in which such Lender has a Commitment, unless such Swingline Lender or such Issuing Bank, as the case may be, shall have entered into arrangements with the applicable Borrowers or such Lender satisfactory to such Swingline Lender or such Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that the General Administrative Agent, the Company, each applicable Swingline Lender and each applicable Issuing Bank shall agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposures and LC Exposures of the Lenders under each Tranche in which such Lender has a Commitment shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders under such Tranche (other than Swingline Loans) as the General Administrative Agent shall determine to be necessary in order for such Lender to hold such Loans in accordance with its Applicable Tranche Percentage.

ARTICLE III

Representations and Warranties

Each Borrower represents and warrants (on behalf of itself and on behalf of each of its Significant Subsidiaries) to the Lenders that:

SECTION 3.01.  Organization; Powers.  Such Borrower and each Significant Subsidiary (a) is an entity duly organized, incorporated, amalgamated, continued or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and (b) as applicable, is duly qualified to do business in, and is in good standing in, all other jurisdictions where the nature of its business or the nature of property owned or used by it makes such qualification necessary, except where such failure would not result in a Material Adverse Change.  The Company, such Borrower and each Significant Subsidiary has all requisite corporate (or other applicable) powers, capacity and authority to own or lease and operate its properties and to carry on its business as now conducted, except where a failure to do so would not reasonably be expected to result in a Material Adverse Change.

SECTION 3.02.  Authorization; No Conflicts.  The execution, delivery and performance by such Borrower of this Agreement and each other Loan Document, and the transactions contemplated thereunder, to which it is a party are within such Borrower’s corporate (or other applicable) powers, have been duly authorized by all necessary corporate (or other applicable) action, do not contravene (a) the Company’s or such Borrower’s certificate of incorporation, constitutive documents or by-laws, (b) any material law, rule or regulation applicable to the Company or such Borrower or (c) any material contractual obligation or legal restriction binding on or affecting the Company or such Borrower, and will not result in or require the imposition of any Lien or encumbrance on, or security interest in, any property (including, without limitation, accounts or contract rights) of the Company or such Borrower, except as provided in this Agreement and any other Loan Document.

SECTION 3.03.  Governmental Approvals.  No Governmental Action is required for the execution or delivery by such Borrower of this Agreement or any other Loan Document or to which it is a party or for the performance by such Borrower of its obligations under this Agreement or any other Loan Document other than those which have previously been duly obtained, are in full force and effect, are not subject to any pending or, to the knowledge of the Company or such Borrower, threatened appeal or other proceeding seeking reconsideration and as to which all applicable periods of time for review, rehearing or appeal with respect thereto have expired.

SECTION 3.04.  Enforceability.  This Agreement and each other Loan Document to which the Company or such Borrower is a party is a legal, valid and binding obligation of the Company or such Borrower, enforceable against the Company or such Borrower in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application affecting rights and remedies of creditors generally.

SECTION 3.05.  Financial Condition; No Material Adverse Change.  (a)  The Company’s consolidated balance sheet and statements of earnings, shareholders’ equity and cash flow (i) as of and for the fiscal year ended December 31, 2010, audited and reported on by PricewaterhouseCoopers LLP, independent public accountants and (ii) as of and for the fiscal quarters ended March 31, 2011 and June 30, 2011, each as filed with, or furnished to, as the case may be, the Canadian securities regulatory authorities and the Securities and Exchange Commission, present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Company and its consolidated subsidiaries as of such dates and for such periods in accordance with IFRS, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b)  Since December 31, 2010, no event, circumstance or change has occurred that constitutes or would reasonably be expected to result in a Material Adverse Change.

SECTION 3.06.  Litigation and Environmental Matters.  (a)  There are no pending or, to the knowledge of such Borrower, threatened litigation or proceedings (including, without limitation, any environmental claims) affecting any such Borrower before any court, governmental agency or arbitrator (i) in respect of the Transactions or any of the other transactions contemplated hereby and (ii) in respect of any other matters that would reasonably be expected to result in a Material Adverse Change.

(b)  Such Borrower and its subsidiaries are in compliance with all applicable environmental laws (including all permits and licenses required thereunder), other than such non-compliance that would not reasonably be expected to result in a Material Adverse Change (taking into consideration all fines, penalties and sanctions that may be imposed because of such non compliance) or on the ability of such Borrower to perform its obligations under this Agreement or any other Loan Document to which such Borrower is a party.  Neither such Borrower nor any subsidiary thereof has received from any Governmental Authority any notice of any material violation of any environmental law where the implications of such violation could reasonably be expected to result in a Material Adverse Change.

SECTION 3.07.  Compliance with Laws.  The extensions of credit hereunder and the use of the proceeds of the Loans and the Letters of Credit will comply with all provisions of Applicable Law in all material respects.

SECTION 3.08.  Investment Company Status.  The Company is not required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

SECTION 3.09.  Margin Regulations.  Neither such Borrower nor any subsidiary thereof is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock.  No part of the proceeds of the Loans made to such Borrower will be used for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board.  Not more than 25% of the consolidated assets of such Borrower and its subsidiaries, taken as a whole, consist of Margin Stock.

SECTION 3.10.  Disclosure.  The Information Memorandum and all other information, reports or other papers or data produced by or on behalf of the Company or any subsidiary thereof and furnished to the Agents and the Lenders were, at the time the same were so furnished, complete and correct in all material respects when taken as a whole in light of the circumstances under which they were made; provided that, with respect to any projected financial information or other forward-looking information, the

Company only represents that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time.

SECTION 3.11.  OFAC Compliance.  Neither such Borrower nor any subsidiary thereof is listed on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Asset Control, Department of the Treasury (“OFAC”)  pursuant to Executive Order No. 13224, 66 Fed. Reg. 49079 (Sept. 25, 2001), and/or any other list maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Executive Orders or otherwise subject to sanction under an OFAC implemented regulation.

SECTION 3.12.  Compliance with Swiss Twenty Non-Bank Rule and Swiss One Hundred Non-Bank Rule.  Each Swiss Borrower is in compliance with the Swiss Twenty Non-Bank Rule and the Swiss One Hundred Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this representation and warranty if its number of creditors in respect of either the Swiss Twenty Non-Bank Rule or the Swiss One Hundred Non-Bank Rule is exceeded solely by reason of (x) a failure by one or more Lenders or Issuing Banks to comply with their obligations under Sections 2.16(e) or 10.04(b) or (j) or (y) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement.  For the purpose of making the representation and warranty in this Section 3.12, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such Lender or Issuing Bank is a Swiss Qualifying Bank and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE IV

Conditions

SECTION 4.01.  Effective Date.  The obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.02):

(a)  The General Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to the General Administrative Agent (which may include telecopy or other electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)  The General Administrative Agent shall have received favorable written opinions (addressed to the Agents, the Lenders and the Issuing Banks and dated the Effective Date) of (i) Torys LLP, special counsel to the Canadian Borrowers in Ontario, Canada and in the State of New York, substantially in the form of Exhibit H-1, (ii) Niederer Kraft Frey Ltd, Swiss counsel for the Swiss Borrower, substantially in the form of Exhibit H-2, (iii) Allen & Overy LLP, counsel for the UK Borrower, substantially in the form of Exhibit H-3 and (iv) Linklaters LLP, counsel for the Luxembourg Borrower, substantially in the form of Exhibit H-4.  The Company hereby requests such counsel to deliver such opinions.

(c)  The General Administrative Agent shall have received such documents and certificates as the General Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization and legality of the Transactions and any other legal matters relating to the Loan Parties, the Loan Documents or the Transactions, all in form and substance satisfactory to the General Administrative Agent and its counsel.

(d)  The General Administrative Agent shall have received a certificate, dated the Effective Date and signed by the President, a Vice President or a Financial Officer of the Company, confirming that (i) the representations and warranties of each Loan Party set forth in this Agreement are true and correct in all material respects on and as of the Effective Date, (ii) on the Effective Date no Specified Default or Event of Default has occurred and is continuing and (iii) the condition set forth in paragraph (f) of this Section has been satisfied.

(e)  The General Administrative Agent shall have received all fees due and payable for the accounts of the Lenders, and each Agent shall have received all fees due and payable for its own account, on or prior to the Effective Date.

(f)  The lending commitments under the Existing Credit Agreement shall have been terminated, the loans and other amounts outstanding or accrued thereunder, whether or not at the time due and payable, shall have been paid in full, or shall be paid in full on the Effective Date with the proceeds of the Loans made pursuant to this Agreement, all letters of credit outstanding thereunder (other than the Existing Letters of Credit) shall have expired or been terminated, and all guarantees in respect of such loans and other amounts shall have been released.

(g)  The Agents and Lenders shall have received all documentation and other information requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act, not fewer than five Business Days prior to the Closing Date.

The General Administrative Agent shall notify the Company and the Lenders of the Effective Date, and such notice shall be conclusive and binding.  Notwithstanding the foregoing, the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 10.02) at or prior to 5:00 p.m.,

New York City time, on September 15, 2011 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.02.  Each Credit Event.  The obligation of each Lender to make a Loan on the occasion of any Borrowing (other than a conversion or continuation of an outstanding Borrowing), and of each Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to receipt of the request therefor in accordance herewith and to the satisfaction of the following conditions:

(a)  The representations and warranties of each Loan Party set forth in the Loan Documents (other than those set forth in Section 3.05(b) or Section 3.06(a)) shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable (except to the extent such representations and warranties by their terms relate to earlier dates in which case they shall be true and correct in all material respects on and as of such earlier dates).

(b)  At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Specified Default or Event of Default shall have occurred and be continuing.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Company and the applicable Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.

SECTION 4.03.  Initial Credit Events for New Borrowers.  (a)  The obligations of the Lenders to make Loans to, and the obligations of the Issuing Banks to issue Letters of Credit for the account of, any subsidiary that becomes a Borrower as provided in Section 2.20 are subject to the satisfaction of the following conditions:

(i)  The General Administrative Agent (or its counsel) shall have received such Borrower’s Borrower Joinder Agreement, duly executed by all parties thereto.

(ii)  The General Administrative Agent shall have received such documents (including such legal opinions) as the General Administrative Agent or its counsel may reasonably request relating to the formation, existence and good standing of such Borrower, the authorization and legality of the Transactions insofar as they relate to such Borrower and any other legal matters relating to such Borrower, its Borrower Joinder Agreement or such Transactions, all in form and substance reasonably satisfactory to the General Administrative Agent and its counsel.

(iii)  The Agents, Lenders and Issuing Banks shall have received, at least five Business Days prior to the making of such Loans or issuance of such Letters of Credit, all documentation and other information relating to such Borrower requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act.

The General Administrative Agent shall notify the Borrowers and the Lenders of the satisfaction of the conditions set forth in paragraph (a) or (b) of this Section, and such notice shall be conclusive and binding.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that it will, and will cause each of its Significant Subsidiaries to:

SECTION 5.01.  Financial Statements and Other Information.  In the case of the Company, furnish to the General Administrative Agent, which will make available by means of electronic posting to each Lender:

(a)  as soon as available and in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Company, a consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of such quarter and consolidated statements of earnings and cash flows of the Company and its consolidated subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified by a Financial Officer of the Company as fairly presenting in all material respects the consolidated financial condition of the Company and its consolidated subsidiaries as at such date and the results of operations of the Company and its consolidated subsidiaries for the periods ended on such date, except for normal year end adjustments, all in accordance with IFRS consistently applied; provided, that such quarterly financial statements shall be deemed delivered pursuant to this clause (a) if such statements have been filed with the Securities and Exchange Commission or applicable Canadian securities regulatory authorities and are publicly available;

(b)  as soon as available and in any event within 90 days after the end of each fiscal year of the Company, a copy of the annual audited financial statements for such year for the Company and its consolidated subsidiaries, containing consolidated financial statements for such year certified by, and accompanied by an opinion (which opinion shall be unqualified as to going concern and scope) of an accounting firm of national standing, together with a Compliance Certificate of the chief financial officer, the treasurer or the controller of the Company (i) demonstrating and certifying compliance by the Company with the covenant set forth in Section 6.04 and (ii) stating that, to the best of his/her knowledge, no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which the Company has taken and proposes to take with respect thereto; provided, that such annual financial statements shall be deemed delivered pursuant to this clause (b) if such statements have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available;

(c)  as soon as possible and in any event within five days after the occurrence of each Event of Default known to the Company, a statement of the chief financial officer, treasurer or general counsel of the Company setting forth details of such Event of Default and the action which the Company has taken and proposes to take with respect thereto;

(d)  as soon as possible and in any event within five days after the Company becomes aware of the occurrence thereof, notice of all material actions, suits, proceedings or other events (i) of the type described in Section 3.06(a) or (ii) for which the Agents, Lenders or Issuing Banks will be entitled to indemnity under Section 10.03.

(e)  as soon as reasonably possible, copies of all material reports that the Company sends to any of its security holders, and copies of all reports and registration statements which the Company or any of its subsidiaries files with the Securities and Exchange Commission, the applicable Canadian securities regulatory authorities or any national securities exchange; provided, that such reports shall be deemed delivered pursuant to this clause (c) if such reports have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available; and

(f)  promptly, such other information respecting the business, assets, liabilities, results of operations or condition (financial or otherwise), of the Company or any subsidiary thereof as any Lender, through the General Administrative Agent, may from time to time reasonably request.

Information required to be delivered pursuant to this Section shall be deemed to have been delivered if such information shall have been posted by the General Administrative Agent on IntraLinks or a similar site to which the Canadian Administrative Agent and the Lenders have been granted access; provided that, if requested by any Agent or any Lender, the Company shall deliver a paper copy of such information to such Agent or such Lender.  Information required to be delivered pursuant to this Section may also be delivered by electronic communications pursuant to procedures reasonably approved by the General Administrative Agent.

SECTION 5.02.  Preservation of Existence, Etc.  Preserve and maintain, and cause each of its subsidiaries to preserve and maintain, (a) its corporate or company, as applicable, existence, and (b) material rights (statutory and otherwise) and franchises, and take such other action as may be necessary or advisable to preserve and maintain its right to conduct its business in the states, provinces or other applicable jurisdictions where it shall be conducting its business, except where failure to do so does not result in, or could not reasonably be expected to have, a Material Adverse Change and except as permitted by Section 6.03.

SECTION 5.03.  Compliance with Laws.  Comply, and cause each of its subsidiaries to comply, with the requirements of all Applicable Laws, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent diligently contested in good faith and by appropriate proceedings and for which adequate reserves for the payment thereof have been established, the failure to comply with which would reasonably be expected to result in a Material Adverse Change.

SECTION 5.04.  Use of Proceeds and Letters of Credit.  Use the proceeds of the Loans only for the purposes set forth in the preamble of this Agreement, and not use any part of the proceeds of any Loan, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.  Use Letters of Credit only for general corporate purposes.

SECTION 5.05.  OFAC Compliance.  Comply with any obligations that it may have under the  USA Patriot Act, all laws and executive orders administered by OFAC and all regulations promulgated and executive orders having the force of law issued pursuant thereto, as amended or supplemented from time to time (collectively, “AML and Anti-Terrorist Acts”).  In the event that any Borrower becomes aware that it is not in compliance with any applicable AML and Anti-Terrorist Acts, notify the General Administrative Agent and diligently take all actions required thereunder to become compliant.

SECTION 5.06.  Compliance with Swiss Twenty Non-Bank Rule and Swiss One Hundred Non-Bank Rule.  Each Swiss Borrower shall comply with the Swiss Twenty Non-Bank Rule and the Swiss One Hundred Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this covenant if its number of creditors in respect of either the Swiss Twenty Non-Bank Rule or the Swiss One Hundred Non-Bank Rule is exceeded solely by reason of (x) a failure by one or more Lenders or Issuing Banks to comply with their obligations under Sections 2.16(e) and 10.04(b) or (j) or (y) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement.  For the purpose of determining compliance with this Section 5.06, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such Lender is a Swiss Qualifying Bank, and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that it will not, and will not permit any of its Significant Subsidiaries to:

SECTION 6.01.  Indebtedness.  Permit any subsidiary of the Company to create or suffer to exist any Indebtedness other than Permitted Subsidiary Indebtedness.

SECTION 6.02.  Liens; Guarantees.  Create or suffer to exist, or permit any of its subsidiaries to create or suffer to exist, any (a) Lien other than a Permitted Lien, in each case to secure or provide for the payment of any Debt, unless, on or prior to the date thereof, the Company or the applicable subsidiary shall have, pursuant to documentation reasonably satisfactory to the General Administrative Agent and the Required Lenders, equally and ratably secured the Obligations under this Agreement by a Lien acceptable to the General Administrative Agent and the Required Lenders, or (b) guarantee of any Debt for borrowed money of any Borrower, without at the same time or as soon as reasonably practicable thereafter providing to the General Administrative Agent, for the benefit of the Lenders, a ratable and pari passu guarantee.

SECTION 6.03.  Mergers, Etc.  Merge or consolidate with or into another Person, or dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (whether now owned or hereafter acquired) to or in favor of any Person, or, in the case of the Company, liquidate or dissolve, except that (a) any subsidiary of the Company (other than a Borrower) may complete any such transaction with, into or to any other subsidiary of the Company that is not a Borrower, and (b) any Borrower or subsidiary of the Company that is not a Borrower may complete any such transaction with, into or to any Borrower where (i) a Borrower is the surviving or resulting corporation or transferee and (ii) if such transaction involves the Company, is the surviving or resulting corporation or transferee; provided, that in each case, immediately before and after giving effect to such proposed transaction, no Event of Default shall have occurred and be continuing.

SECTION 6.04.  Leverage Ratio.  In the case of the Company, maintain at the end of each fiscal quarter a ratio of Consolidated Total Debt to Consolidated EBITDA for the period of four fiscal quarters ending at the end of such fiscal quarter of not more than 4.5 to 1.0.

ARTICLE VII

Events of Default

If any of the following events (“Events of Default”) shall occur:

(a)  any Borrower shall fail to pay (i) within three Business Days as and when the same becomes due and payable, any amount of principal of any Loan or any reimbursement obligation in respect of any LC Disbursement, or (ii) within five Business Days after the same becomes due and payable, any interest, fees or any other amount payable under this Agreement or any other Loan Document; provided, that any failure described in this clause (a) resulting from a material disruption to the payment or communications systems or financial markets which are, in each case, required to operate in order for payments to be made by such Borrower hereunder and which is not caused by, and is beyond the control of, such Borrower, shall not be deemed an Event of Default if such payment is made by the earlier of (x) the date one Business Day after such disruption shall have ceased or (y) the date three Business Days after the date on which such Event of Default would otherwise occur pursuant to clause (i) or (ii) above;

(b)  any representation or warranty made by or on behalf of any Borrower (or any of its officers) in or in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made;

(c)  (i) any Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(c), 5.02, 5.05 or Article VI or (ii) any Borrower shall fail to perform or observe any other term, covenant or agreement contained in this Agreement (other than obligations specifically set forth elsewhere in this Article VII) on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement shall remain unremedied for 30 days (to the extent such failure is remediable) after written notice thereof shall have been given to the Company by the General Administrative Agent or any Lender;

(d)  any Borrower or any Significant Subsidiary shall fail to pay any principal of or premium or interest on any Indebtedness (other than Indebtedness incurred under this Agreement) (including Hedge Agreements) thereof in the aggregate (for all such Persons) in excess of US$150,000,000 when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof;

(e)  any Borrower or any Significant Subsidiary shall become insolvent or generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Borrower or any Significant Subsidiary seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, moratorium, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, including any plan of compromise, arrangement or other similar proceeding involving or effecting its creditors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of 60 days, any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur or any Borrower or any Significant Subsidiary shall consent to or acquiesce in any such proceeding; or any Borrower or any Significant Subsidiary shall take any corporate action to authorize any of the actions set forth above in this clause (e);

(f)  any judgment or order for the payment of money in excess of US$150,000,000 (in the aggregate) shall be rendered against any Borrower or any Significant Subsidiary and shall remain unpaid by such Person and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such judgment or order shall not be an Event of Default under this clause (f) if and for so long as (x) the amount of such judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering payment thereof and (y) such insurer, which shall be rated at least “A” by A.M. Best Company, has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order;

(g)  the obligations of any Loan Party under this Agreement or any other Loan Document to which it is a party shall become invalid or unenforceable, or any Loan Party, or any court or governmental or regulatory body having jurisdiction over such Loan Party, shall so assert in writing or any Loan Party or any of its Affiliates shall contest in any manner the validity or enforceability thereof;

(h)  one or more ERISA Events or Canadian Pension Events shall have occurred which individually or in the aggregate results in a liability in excess of US$150,000,000 against any Borrower or any Significant Subsidiary;

(i)  (i) any Borrower or any Affiliate thereof as employer under a Multiemployer Plan shall have made a complete or partial withdrawal from such Multiemployer Plan and the plan sponsor of such Multiemployer Plan shall have notified such withdrawing employer that such employer has incurred a withdrawal liability which shall be assessed against any Borrower or any Significant Subsidiary (a “Withdrawal Liability”), or (ii) any Borrower or any Affiliate thereof ceases to participate as a participating employer under a Canadian Pension Plan which is a multi-employer pension plan (“MEPP”) as defined in the PBA and, after such cessation of participation, such employer has any further liability to contribute to such MEPP  (a “MEPP Liability”) and the aggregate of the Withdrawal Liabilities and the MEPP Liabilities exceed US$150,000,000;

(j)  the guarantee of the Company under Article IX hereof shall cease to be, or shall be asserted by any Loan Party not to be, a valid, binding and enforceable obligation of the Company; or

(k)  a Change in Control shall occur;

then, and in every such event (other than an event with respect to any Borrower or any Significant Subsidiary described in clause (e) of this Article), and at any time thereafter during the continuance of such event, the General Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Company, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become  due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in case of any event with respect to any Borrower or any Significant Subsidiary described in clause (e) of this Article, the Commitments shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall automatically become due and payable, and the obligation to Cash Collateralize pursuant to Section 2.05(i) shall automatically become effective, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

ARTICLE VIII

The Agents

Each of the Lenders and Issuing Banks hereby irrevocably appoints the Agents as its agents and authorizes the Agents to take such actions on its behalf and to exercise such powers as are delegated to the Agents by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

Any Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Company or any subsidiaries or other Affiliates thereof as if it were not an Agent hereunder.

The Agents shall not have any duties or obligations except those expressly set forth in the Loan Documents.  Without limiting the generality of the foregoing, (a) the Agents shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Agents shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Agents are required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.02) and (c) except as expressly set forth in the Loan Documents, the Agents shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its subsidiaries that is communicated to or obtained by them or any of their Affiliates in any capacity.  The Agents shall not be liable for any action taken or not taken by them with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 10.02) or in the absence of their own gross negligence or wilful misconduct.  Each Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Company or a Lender, and the Agents shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to such Agent.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person.  Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon.  Each Agent may consult with legal counsel (who may be counsel for any Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it.  Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through its respective Related Parties.  The exculpatory provisions of the preceding paragraphs and the provisions of Section 10.03 shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Subject to the appointment and acceptance of a successor Agent as provided in this paragraph, each Agent may resign at any time by notifying the other Agents, the Lenders, the Issuing Banks and the Company.  Upon any such resignation, the Required Lenders (in the case of a resignation by the General Administrative Agent) or the General Administrative Agent (in the case of a resignation by any other Agent) shall have the right, in consultation with the Company, to appoint a successor.  If no successor Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Agent which shall be (a) in the case of any successor General Administrative Agent or Canadian Administrative Agent, a bank with an office in the City of New York and in Toronto and (b) in the case of any successor London Agent, a bank with an office in London, or an Affiliate of any such bank, that is reasonably acceptable to the Company.  Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder.  The fees payable by the Company to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor.  After an Agent’s resignation hereunder, the provisions of this Article and Section 10.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Agent.

Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

The parties agree that none of the Joint Lead Arrangers and Joint Bookrunners, the Syndication Agents or the Documentation Agents named on the cover page of this Agreement shall, in such capacities, have any powers, duties or responsibilities under this Agreement or any other Loan Document.

ARTICLE IX

Guarantee

In order to induce the Lenders and the Issuing Banks to extend credit to the other Borrowers hereunder, the Company hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, the payment when and as due of the Obligations of such other Borrowers.  The Company further agrees that the due and punctual payment of such Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any such Obligation.

The Company waives presentment to, demand of payment from and protest to any other Borrower of any of the Obligations, and also waives notice of acceptance of its obligations and notice of protest for nonpayment.  The obligations of the Company under this Article IX shall not be affected by (a) the failure of any Agent, Lender or Issuing Bank to assert any claim or demand or to enforce any right or remedy against any Loan Party under the provisions of this Agreement, any other Loan Document or otherwise, (b) any extension or renewal of any of the Obligations, (c) any rescission, waiver, amendment or modification of, or release from, any of the terms or provisions of this Agreement, or any other Loan Document or agreement, (d) any default, failure or delay, wilful or otherwise, in the performance of any of the Obligations or (e) any other act, omission or delay to do any other act which may or might in any manner or to any extent vary the risk of the Company or otherwise operate as a discharge of a guarantor as a matter of law or equity or which would impair or eliminate any right of the Company to subrogation.

The Company further agrees that its agreement hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by any Agent, Lender or Issuing Bank to any balance of any deposit account or credit on the books of any Agent, Lender or Issuing Bank in favor of any Borrower or any other Person.

The obligations of the Company hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full of all the Obligations), and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever, by reason of the invalidity, illegality or unenforceability of any of the Obligations, any impossibility in the performance of any of the Obligations or otherwise (other than for the indefeasible payment in full of all the Obligations).

The Company further agrees that its obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by any Agent or Lender upon the bankruptcy or reorganization of any Borrower or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Agent, Lender or Issuing Bank may have at law or in equity against the Company by virtue hereof, upon the failure of any other Borrower to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Company hereby promises to and will, upon receipt of written demand by any Agent, Lender or Issuing Bank, forthwith pay, or cause to be paid, to the Applicable Agent, Lender or Issuing Bank in cash an amount equal to the unpaid principal amount of such Obligations then due, together with accrued and unpaid interest thereon.  The Company further agrees that if payment in respect of any Obligation shall be due in a currency other than US Dollars and/or at a place of payment other than New York and if, by reason of any change in law, disruption of currency or foreign exchange markets, war or civil disturbance or other event, payment of such Obligation in such currency or at such place of payment shall be impossible or, in the reasonable judgment of any Agent, Lender or Issuing Bank, not consistent with the protection of its rights or interests, then, at the election of the General Administrative Agent, the Company shall make payment of such Obligation in US Dollars (based upon the applicable Exchange Rate in effect on the date of payment) and/or in New York, and shall indemnify each Agent, Lender and Issuing Bank against any losses or reasonable out-of-pocket expenses that it shall sustain as a result of such alternative payment.

Upon payment by the Company of any sums as provided above, all rights of the Company against any other Borrower arising as a result thereof by way of right of subrogation or otherwise shall in all respects be subordinated and junior in right of payment to the prior indefeasible payment in full of all the Obligations owed by such Borrower hereunder.

ARTICLE X

Miscellaneous

SECTION 10.01.  Notices.  (a)  Except in the case of notices and other communications expressly permitted to be given by telephone or electronically under paragraph (b) of this Section, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)  if to the Company, to it at 3 Times Square, New York, New York, Attention of Senior Vice President and Treasurer,

(david.shaw@thomsonreuters.com) with a copy to the Company, Attention of Executive Vice President and General Counsel (legal@thomsonreuters.com);

(ii)  if to any other Borrower, to it in care of the Company as provided in clause (i) above;

(iii)  if to the General Administrative Agent or to JPMorgan Chase Bank, N.A. in its capacity as the Global Tranche Swingline Lender or an Issuing Bank, to JPMorgan Chase Bank, N.A., Investment Bank Loan Operations, 1111 Fannin, 10th Floor, Houston, TX 77002, Attention of Maryann Bui (Telecopy No. (713) 750-2878), with a copy to J.P.Morgan, Credit Risk Management. 383 Madison Avenue, 24th Floor, New York, NY 10179, Attention of Kinjal Icecreamwala (Telecopy No. (212) 270-1063; kinjal.h.icecreamwala@jpmorgan.com)

(iv)  if to the Canadian Administrative Agent or to Royal Bank of Canada, in its capacity as an Issuing Bank, to Manager, Agency Services, Royal Bank of Canada, Royal Bank Plaza, 200 Bay Street, 12th Floor, South Tower, Toronto, ON M5J2W7, Canada (Telecopy No. (416) 842-4023), with a copy to the General Administrative Agent as provided under clause (iii) above;

(v)  if to the London Agent, to Manager, Loan Agency Services, J. P. Morgan Europe Limited, 125 London Wall, London EC2Y 5AJ, United Kingdom (Telecopy No. 44-207-777-2360), with a copy to the General Administrative Agent as provided under clause (iii) above;

(vi)  if to JPMorgan Chase Bank, N.A., Toronto Branch in its capacity as the Canadian Tranche Swingline Lender, to JPMorgan Chase Bank, N.A., Toronto Branch, 200 Bay Street, Suite 1800, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2, Canada, Attention of Ramona Sankar (Telecopy No. (416) 981-9128) with a copy to the General Administrative Agent as provided under clause (iii) above; and

(vii)  if to any other Issuing Bank or Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b)  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Agents; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Applicable Agent, the applicable Lender or the applicable Issuing Bank.  Any Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c)  Any party hereto may change its address, telecopy number, e-mail address or contact information for any other form of electronic communication permitted by paragraph (b) of this Section for notices and other communications hereunder by notice to the other parties hereto.  All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if received by the recipient during its normal business hours and if received after normal business hours, such notices or other communications shall be deemed to be received on the opening of the next succeeding business day

SECTION 10.02.  Waivers; Amendments; Addition of Tranches.  (a)  No failure or delay by any Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Agents, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether any Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)  Except as provided in paragraph (c) of this Section, none of this Agreement, any Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Company and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the General Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided that (i) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Company and the General Administrative Agent to cure any ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment and (ii) no such agreement shall (A) increase any Commitment of any Lender without the written consent of such Lender, (B) reduce or forgive the principal amount of any Loan or payment obligation in respect of any LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (C) postpone the maturity of any Loan, or the required date of reimbursement of any LC Disbursement, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (D) except as provided in paragraph (c) of this Section, change Section 2.17(b) or (c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (E) except as provided in paragraph (c) of this Section, change any of the provisions of this Section or the percentage set forth in the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights hereunder or thereunder or make any determination or grant any consent hereunder or thereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be), (F) release the Company from its guarantee under Article IX hereof without the written consent of each Lender or (G) change any provision of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments or prepayments due to Lenders with Commitments or Obligations of any Class differently than those with Commitments or Obligations of the other Class without the written consent of Lenders holding a majority in interest of the Commitments and outstanding Loans of the adversely affected Class; provided further that (i) no such agreement shall amend, modify or otherwise affect the rights or duties of any Agent, any Issuing Bank or the Swingline Lender without the prior written consent of such Agent, such Issuing Bank or the Swingline Lender, as the case may be and (ii) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of one Tranche (but not of the other Tranches) may be effected by an agreement or agreements in writing entered into by the Company and the requisite percentage in interest of the affected Lenders under such Tranche.  Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in the first or second proviso of this paragraph.  Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Company, the Required Lenders and the General Administrative Agent (and, if their rights or obligations are affected thereby, the other Agents, the Issuing Banks and the Swingline Lender) if (i)(A) by the terms of such agreement the Commitments of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (B) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made and all other amounts owing to it or accrued for its account under this Agreement or (ii) such amendment, modification or supplement does not adversely affect the rights of any Agent, Lender or Issuing Bank and its only effect is to cure any ambiguity, omission, defect or inconsistency in this Agreement.
(c)  Notwithstanding anything in paragraph (b) of this Section to the contrary, this Agreement and the other Loan Documents may be amended at any time and from time to time to establish Commitments of an additional Tranche to be made available to one or more of the Borrowers or to a new Borrower by an agreement in writing entered into by the Company, the General Administrative Agent and each Person (including any Lender) that shall agree to provide such a Commitment (but without the consent of any other Lender), and each such Person that shall not already be a Lender shall, at the time such agreement becomes effective, become a Lender with the same effect as if it had originally been a Lender under this Agreement with the Commitment set forth in such agreement; provided, however, that (i) the aggregate amount of all Commitments of any new Tranche established under this paragraph shall initially be zero, and Commitments of such new Tranche may be established or increased only through (A)

the extension of or increases in such Commitments by one or more Increasing Lenders pursuant to Section 2.08(d) and/or (B) reallocations of Commitments from one or more Decreasing Tranches to such new Tranche by one or more Reallocating Lenders pursuant to Section 2.08(f).  The currencies available under, the pricing of the extensions of credit made pursuant to and, subject to the next sentence, the other terms of, any new Tranche established under this paragraph shall be those agreed upon by the Company, the General Administrative Agent and the Lenders extending Commitments thereunder.  Any agreement entered into pursuant to this paragraph with respect to a new Tranche shall amend (or amend and restate) the provisions of this Agreement and the other Loan Documents to set forth and appropriately reflect the terms of such new Tranche, including the final maturity thereof (which shall not be earlier than the Maturity Date), any provisions relating to the mandatory prepayment thereof, the interest to accrue and be payable thereon and any fees to be payable in respect thereof, and to effect such other changes (including changes to the provisions of this Section, Section 2.17 and the definition of “Required Lenders”) as the Company and the General Administrative Agent shall deem necessary or advisable in connection with the establishment of such new Tranche; provided, however, that no such agreement shall (i) except as necessary or appropriate to establish the terms applicable to such new Tranche and provide for such new Tranche to participate equally in the benefits of this Agreement, reduce any rights or increase any obligations of Lenders with Commitments or Revolving Credit Exposures of any other Tranche, (ii) effect any change described in any of clauses (ii) (A), (B), (C), (F) or (G) of paragraph (b) of this Section without the consent of each Person required to consent to such change under such clause (it being agreed, however, that the establishment of any new Tranche of Commitments will not, of itself, be deemed to effect any of the changes described in clause (F) of such paragraph (b), and that modifications to Section 2.17 or the definition of “Required Lenders” or other provisions relating to voting provisions to provide the Lenders under such new Tranche of Commitments with the benefit of such provisions will not, by themselves, be deemed to effect any of the changes described in clauses (D) or (E) of such paragraph (b)), or (ii) amend Article V, VI or VII to establish any covenant, Event of Default or remedy that by its terms benefits one or more Tranches, but not all Tranches, of Commitments or Borrowings without the prior written consent of Lenders holding a majority in interest of the Commitments and Revolving Credit Exposures of each Tranche not so benefited.  The loans, commitments and borrowings of any new Tranche established pursuant to this paragraph shall constitute Loans, Commitments and Borrowings under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents and shall, without limiting the foregoing, benefit equally and ratably from the Guarantee by the Company under Article IX.  The Company shall take any actions reasonably required by the General Administrative Agent to ensure and/or demonstrate that the Guarantee by the Company under Article IX continues to be in full force and effect after the establishment of any new Tranche of Commitments.

SECTION 10.03.  Expenses; Indemnity; Damage Waiver.  (a)  The Company shall pay (i) all reasonable out-of-pocket expenses incurred by the Agents, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore LLP, McMillan LLP and Lenz & Staehelin, as counsel for the Agents, the Arrangers and their Affiliates, in connection with the structuring, arrangement and syndication of the credit facilities provided for herein, the preparation, execution, delivery and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Banks in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by any Agent, Arranger, Issuing Bank or Lender, including the fees, charges and disbursements of any counsel for such Agent, Arranger, Issuing Bank or Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or the Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans, or Letters of Credit; provided, that the Company shall have no obligation to pay fees, charges or disbursements of more than (x) one firm of counsel acting for any Agent, Arranger, Issuing Bank or Lender in each applicable jurisdiction and (y) one firm of counsel acting for the Lenders in each applicable jurisdiction; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists.

(b)  The Borrowers shall indemnify each Agent, Arranger, Issuing Bank and Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”), against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the structuring, arrangement and syndication of the credit facilities provided for herein, (ii) the preparation, execution, delivery and administration, waiver or modification of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any Loan or Letter of Credit or the use of the proceeds thereof (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit) or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether initiated by any Borrower, Indemnitee or third party or whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee or the breach or violation by such Indemnitee of its agreements hereunder; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists.  Notwithstanding the foregoing, the Company shall have no obligation to pay fees, charges or disbursements for more than (i) one firm of counsel acting for the Agents, Arrangers, Issuing Banks and

Lenders and their respective Affiliates in each applicable jurisdiction and (ii) one firm of counsel acting for the Lenders and their respective Affiliates in each applicable jurisdiction; provided, that an Indemnitee shall have the right to employ additional counsel (including local counsel), and the Company shall bear the reasonable fees, charges and disbursements of such additional counsel, if (x) the employment of counsel by such Indemnitee has been authorized in writing by the Company, (y) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that there may be legal defenses available to it that are different from or in addition to those available to any other Indemnitee or (z) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that a conflict or potential conflict exists between such Indemnitee and any other Indemnitee.

(c)  To the extent that any Borrower fails to pay any amount required to be paid by it to any Agent, any Issuing Bank or either Swingline Lender under paragraph (a) or (b) of this Section (and without limiting such Borrower’s obligation to do so), each Lender severally agrees to pay to such Agent, such Issuing Bank or such Swingline Lender, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent, such Issuing Bank or such Swingline Lender in its capacity as such.  For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the aggregate Revolving Credit Exposures and unused Commitments at the time.

(d)  To the extent permitted by applicable law, the parties hereto shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)  No Indemnitee shall have the right, without the indemnifying Borrower’s prior written consent (such consent not to be unreasonably withheld), to settle any claim that such Borrower has acknowledged to be subject to indemnification under this Section if such settlement (i) contains a stipulation to or admission or acknowledgement of, any liability or wrongdoing on the part of such Borrower, (ii) involves the incurrence of any costs or expenses on the part of such Borrower or (iii) imposes any obligation upon such Borrower.

SECTION 10.04.  Successors and Assigns.  (a)  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer any of its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)  (i)  Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments under any Tranche and the Loans and other amounts at the time owing to it under such Tranche) with the prior written consent (such consent not to be unreasonably withheld or delayed; for the avoidance of doubt, the consent is not deemed to be unreasonably withheld if a proposed assignment would expose a Loan Party to the risk that because of such assignment Swiss Withholding Tax would become due on interest payments owed by a Loan Party under this Agreement) of:

(A)  the Company; provided that no consent of the Company shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee; provided that, in the case of assignments under any Tranche in which a Swiss Borrower is a Borrower, any such Affiliate of a Lender, any such Approved Fund or any such other assignee following an Event of Default, must represent in writing to such Lender and each Swiss Borrower that it is a Swiss Qualifying Bank unless such Swiss Borrower shall otherwise consent; for the avoidance of doubt, such consent will not be deemed to be unreasonably withheld if a proposed assignment would expose a Loan Party to the risk that because of such assignment Swiss Withholding Tax would become due on interest payments owed by a Loan Party under this Agreement;

(B)  the General Administrative Agent;

(C)  in the case of an assignment under the Global Tranche, each Global Tranche Issuing Bank and the Global Tranche Swingline Lender; and

(D)  in the case of an assignment under the Canadian Tranche, each Canadian Tranche Issuing Bank and the Canadian Tranche Swingline Lender.

(ii)  Assignments shall be subject to the following additional conditions (as well as to paragraph (j) of this Section):

(A)  except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the amount of each Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the General Administrative Agent) shall not be less than US$5,000,000 (or, if smaller, the entire remaining amount of any of the assigning Lender’s Commitment) unless each of the Company and the General Administrative Agent otherwise consent; provided that no such consent of the Company shall be required if an Event of Default has occurred and is continuing;
(B)  unless an Event of Default shall have occurred and be continuing, the assignee shall be (x) in the case of an assignment under the Global Tranche, a Global Tranche Eligible Assignee and (y) in the case of an assignment under the Canadian Tranche, a Canadian Tranche Eligible Assignee;

(C)  unless an Event of Default shall have occurred and be continuing and the General Administrative Agent and the Required Lenders shall have otherwise agreed, each partial assignment of a Commitment and extensions of credit under any Tranche shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under such Tranche;

(D)  the parties to each assignment shall execute and deliver to the General Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of US$3,500; and

(E)  unless an Event of Default shall have occurred and be continuing, the assignor or the General Administrative Agent shall, if the assignee is a Lender, an Affiliate of a Lender or an Approved Fund, give prior written notice to the Company of such assignment;

(F)  the assignee, if it shall not be a Lender, shall deliver to the General Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Company and its Related Parties or their securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal, State, provincial, territorial and foreign securities laws.

For purposes of this Section, the term “Approved Fund” has the following meaning:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender.

(c)  Subject to acceptance and recording thereof pursuant to paragraph (e) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 10.03).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section.

(d)  The General Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in The City of New York a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, and the Borrowers, the General Administrative Agent, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by any Borrower, Issuing Bank and Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)  Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the General Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register.  No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.  As soon as practicable upon receipt of an executed Assignment and Assumption in respect of an assignment under the Canadian Tranche, the General Administrative Agent shall send a copy thereof to the Canadian Administrative Agent. Following the effectiveness of any assignment, the General Administrative Agent shall, if so requested, cause promissory notes reflecting such assignment to be issued to the Assignee and, if applicable, to the Assignor, upon cancellation of any existing promissory notes originally issued to the Assignor.

(f)  Subject to paragraph (j) of this Section, any Lender may, without the consent of the Company, the General Administrative Agent, the Issuing Banks or any other Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and its Loans); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Agents, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 10.02(b) that affects such Participant.  Subject to paragraph (g) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.15 and 2.16 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17(c) as though it were a Lender.

(g)  A Participant shall not be entitled to receive any greater payment under Section 2.14 or 2.16 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company’s prior written consent.  A Participant shall not be entitled to the benefits of Section 2.16 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.16(e) as though it were a Lender; provided that no Participant shall be entitled to any tax gross-up or tax indemnity payment or any increased interest payment under Section 2.14(i) in respect of any Swiss Withholding Tax resulting from a breach by such Participant of any representation, warranty or other undertaking made by it under Section 2.16(d) or paragraph (j) of this Section.

(h)  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(i)  Notwithstanding anything to the contrary contained herein, but subject to paragraph (j) of this Section, any Lender (a “Granting Bank”) may grant to a special purpose funding vehicle (an “SPC”) of such Granting Bank, identified as such in writing from time to time by the Granting Bank to the General Administrative Agent and the Company, the option to provide to any Borrower all or any part of any Loan that such Granting Bank would otherwise be obligated to make to such Borrower pursuant to Section 2.01, provided that (i) nothing herein shall constitute a commitment to make any Loan by any SPC, (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Bank shall be obligated to make such Loan pursuant to the terms hereof, (iii) all amounts payable by any Borrower to any SPC hereunder in respect of any Loan and the applicability of the cost protection provisions contained in Section 2.14, 2.15 and 2.16 shall be determined as if the Granting Bank had made such Loan, (iv) any notices given by the Agents, the Borrowers and the other Lenders with respect to any Loan provided by an SPC may be given to the Granting Bank and the Granting Bank shall have the authority to act on behalf of the SPC with respect to such Loans and/or notices and (v) in the case of a Canadian Tranche Lender or a Global Tranche Lender, such SPC would be a Canadian Tranche Eligible Assignee or Global Tranche Eligible Assignee, respectively, if such SPC were an assignee.  The making of Loans by an SPC hereunder shall be deemed to utilize the Commitments of the Granting Bank to the same extent, and as if, such Loans were made by the Granting Bank.  Each party hereto hereby agrees that no SPC shall be liable for any payment under this Agreement for which a Lender would otherwise be liable, for so long as, and to the extent, the related Granting Bank makes such payment.  In furtherance of the foregoing, each party hereto hereby agrees that, prior to the date that is one year and one day after the payment in full of all outstanding senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or similar proceedings under the laws of the United States or any State thereof.  In addition, notwithstanding anything to the contrary contained in this Section, any SPC may assign all or a portion of its interests in any Loans to its Granting Bank or to any financial institutions providing liquidity and/or credit facilities to or for the account of such SPC to fund the Loans and other extensions of credit made by such SPC or to support the securities (if any) issued by such SPC to fund such Loans and other extensions of credit.

(j)  During the term that any Swiss Borrower is a Borrower under any Tranche under this Agreement, no Lender or Issuing Bank in such Tranche shall (A) without the consent of the Company as provided in paragraph (b) above, assign all or a portion of its rights or obligations under this Agreement in respect of any Tranche in which a Swiss Borrower is a Borrower to any person other than a person that represents in writing to such Lender or Issuing Bank and such Swiss Borrower that it is a Swiss Qualifying Bank or (B) enter into a Restricted Sub-Participation with any person in respect of any Tranche in which a Swiss Borrower is a Borrower, it being understood, however, that participations and other transfers of Lenders’ rights or interests hereunder, to the extent they do not constitute Restricted Sub-Participations, shall be permitted so long as they are not prohibited by the other paragraphs of this Section 10.04 and provided that this paragraph (j) shall not prevent a Lender or Issuing Bank from assigning, following an Event of Default which is continuing, pursuant to Section 10.04(b)(ii)(C), Loans of Borrowers other than any Swiss Borrower.

SECTION 10.05.  Survival.  All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any Agent, Issuing Bank or Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated.  The provisions of Sections 2.14, 2.15, 2.16 and 10.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 10.06.  Counterparts; Integration; Effectiveness; Pursuit of Remedies.  This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Agents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Agents and when the General Administrative Agent (or its counsel) shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.07.  Severability.  Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 10.08.  Right of Setoff.  If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of any Borrower against any of and all the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured.  The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 10.09.  Governing Law; Jurisdiction; Consent to Service of Process.  (a)  This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)  Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or any other Loan Document shall affect any right that any Agent, Issuing Bank or Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Borrower or its properties in the courts of any jurisdiction.

(c)  Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.01.  Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 10.10.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 10.11.  Headings.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 10.12.  Confidentiality; Non-Public Information.  Each Agent, Issuing Bank and Lender agrees to maintain the confidentiality of the Information (as defined below), and will not use such Information for any purpose or in any manner except in connection with this Agreement, except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory or self-regulatory authority (it being understood that it will to the extent reasonably practicable provide the Company with an opportunity to request confidential treatment from such authority), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) to the extent necessary to prosecute or defend any claim, in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Company or any subsidiary and its obligations or (iii) any rating agency, insurer or insurance broker of any Lender or any Affiliate of any Lender, (g) with the written consent of the Company or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or any other confidentiality agreement to which it is party with the Company or any of its subsidiaries or (ii) becomes available to such Agent, Issuing Bank or Lender on a nonconfidential basis from a source other than the Company.  For the purposes of this Section, “Information” means all confidential information received from the Company relating to the Company or its subsidiaries, other than any such information that is available to any Agent, Issuing Bank or Lender on a nonconfidential basis prior to disclosure by the Company.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each Lender acknowledges that Information furnished to it pursuant to this Agreement may include material non-public information concerning each of the Company or its Related Parties or securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with such procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

All Information, including requests for waivers and amendments, furnished by the Company or the General Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level information, which may contain material non-public information about each of the Company and its Related Parties or securities.  Accordingly, each Lender represents to the Company and the

General Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

SECTION 10.13.  USA PATRIOT Act.  Each Lender hereby notifies the Loan Parties that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the names and addresses of the Loan Parties and other information that will allow such Lender to identify the Loan Parties in accordance with the USA Patriot Act.

SECTION 10.14.  No Fiduciary Duty.  Each Borrower agrees that in connection with all aspects of the Transactions and any communications in connection therewith, the Borrowers and their Affiliates, on the one hand, and the Agents, the Arrangers, the Issuing Banks, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Agents, the Arrangers, the Issuing Banks, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such Transactions or communications.

SECTION 10.15.  Conversion of Currencies.  (a)  If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b)  The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss.  The obligations of each party hereto contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 10.16.  Restricted Obligations Applicable to each Swiss Borrower.  (a)  If and to the extent that a payment fulfilling Obligations under this Agreement by any Swiss Borrower would, at the time payment is due, under Swiss law and practice (inter alia, prohibiting capital repayments or restricting profit distributions)

not be permitted, in particular if and to the extent such Swiss Borrower guarantees or indemnifies obligations other than obligations of one of its subsidiaries (i.e. obligations of its direct or indirect parent companies (up-stream guarantees) or sister companies (cross-stream guarantees)) (“Restricted Obligations”), then such obligations and payment amount shall from time to time be limited to the amount permitted to be paid; provided that such limited amount shall at no time be less than such Swiss Borrower’s profits and reserves available for distribution as dividends (being the balance sheet profits and any reserves available for this purpose, in each case in accordance with art. 675(2) and art. 671(1) and (2), no. 3 and (4), of the Swiss Federal Code of Obligations) at the time or times payment under this Agreement is requested from the Swiss Borrower; and provided further that such limitation (as may apply from time to time or not) shall not (generally or definitively) free the Swiss Borrower from payment obligations hereunder in excess thereof, but merely postpone the payment date therefor until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and guarantees contained in this Agreement including, in particular, Sections 2.16(a) and 10.03(b) of this Agreement shall be construed in a manner consistent with this Section.

(b)  In respect of Restricted Obligations, the Swiss Borrower shall:

(i)  if and to the extent required by applicable law in force at the relevant time:

(A)  subject to any applicable double taxation treaty, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as shall be in force from time to time) from any payment made by it in respect of Restricted Obligations; and

(B)  pay any such deduction to the Swiss Federal Tax Administration;

(ii)  notify (or procure that the Company notifies) the General Administrative Agent that such a deduction has been made and provide the General Administrative Agent with evidence that such a deduction has been paid to the Swiss Federal Tax Administration, all in accordance with Section 2.16(a) of this Agreement; and

(iii)  subject to Section 2.16(d)(ii) of this Agreement and to the extent such a deduction is made, not be obliged to either gross-up in accordance with Section 2.16(a) of this Agreement or indemnify the relevant Agents, Lenders or Issuing Banks in accordance with Section 2.16(a) of this Agreement in relation to any such payment made by it in respect of Restricted Obligations unless grossing-up is permitted under the laws of Switzerland then in force.  For the avoidance of doubt, payment obligations of the Swiss Borrower pursuant to this paragraph (C) qualify as Restricted Obligations.

(c)  If and to the extent requested by the General Administrative Agent and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the General Administrative Agent (and the other Agents, Lenders and Issuing Banks) to obtain a maximum benefit from the Swiss Borrower under this Agreement, each Swiss Borrower shall, and any parent company of such Swiss Borrower being a party to this Agreement shall procure that such Swiss Borrower will, promptly implement all such measures and/or promptly procure the fulfillment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(i)  preparation of an up-to-date audited balance sheet of the Swiss Borrower;

(ii)  confirmation of the auditors of the Swiss Borrower that the relevant amount represents (the maximum of) freely distributable profits;

(iii)  approval by a shareholders’ meeting of the Swiss Borrower of the (resulting) profit distribution; and

all such other measures necessary or useful to allow the Swiss Borrower to make the payments and perform the obligations agreed hereunder with a minimum of limitations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by
/s/ David Shaw
Name: David Shaw
Title: Senior Vice President & Treasurer

THOMSON REUTERS FINANCE S.A.,

by
/s/ Gregor D. Dalrymple
Name: Gregor D. Dalrymple
Title: Director

/s/ W. Kenneth McCarter
Name: W. Kenneth McCarter
Title: Director

THOMSON REUTERS CANADA LIMITED,

by
/s/ Paula R. Monaghan
Name: Paula R. Monaghan
Title: President & Secretary

/s/ Bernadette Johnston
Name: Bernadette Johnston
Title: Vice President

[Signature Page to the Credit Agreement]

THOMSON REUTERS TREASURY LIMITED,

by
/s/ Peter Thorn
Name: Peter Thorn
Title: Director

/s/ Susan L. Jenner
Name: Susan L. Jenner
Title: Director

THOMSON REUTERS HOLDINGS AG,

by
/s/ Peter V. Gormley
Name: Peter V. Gormley
Title: General Counsel

/s/ Brian Donegan
Name: Brian Donegan
Title: Director

[Signature Page to the Credit Agreement]

JPMORGAN CHASE BANK, N.A., individually and as General Administrative Agent, an Issuing Bank and Swingline Lender,

by
/s/ Tina Ruyter
Name: Tina Ruyter
Title: Executive Director

ROYAL BANK OF CANADA, as Canadian Administrative Agent,

by
/s/ Susan Khokher
Name: Susan Khokher
Title: Manager, Agency

ROYAL BANK OF CANADA, individually and as an Issuing Bank,

by
/s/ Chris Cowan
Name: Chris Cowan
Title: Authorized Signatory

J.P. MORGAN EUROPE LIMITED, individually and as London Agent,

by
/s/ Ching Loh
Name: Ching Loh
Title: Associate

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Barclays Bank PLC

by
/s/ Kevin Cullen
Name: Kevin Cullen
Title: Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

The Royal Bank of Scotland plc

by
/s/ Matthew Pennachio
Name: Matthew Pennachio
Title: Vice President

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Deutsche Bank AG New York Branch, individually and as a Global Tranche Issuing Bank by
/s/ Yvonne Tilden
Name: Yvonne Tilden
Title: Director

For any Institution requiring a second signature line:

by
/s/ Ross Levitsky
Name: Ross Levitsky
Title: Managing Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Standard Chartered Bank

by
/s/ Mike Backhouse
Name: Mike Backhouse
Title: Head of Global Corporates, Europe

For any Institution requiring a second signature line:

by
/s/ Pornsiri Keereevichian
Name: Pornsiri Keereevichian
Title: Associate Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Royal Bank of Canada

by
/s/ Chris Cowan
Name: Chris Cowan
Title: Authorized Signatory

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Bank of America, N.A. (Canada Branch)

by
/s/ Medina Sales de Andrade
Name: Medina Sales de Andrade
Title: Vice President

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Bank of Montreal

by
/s/ Yacouba Kane
Name: Yacouba Kane
Title: Associate

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Morgan Stanley Bank, N.A.

by
/s/ Sherrese Clarke
Name: Sherrese Clarke
Title: Authorized Signatory

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

The Toronto-Dominion Bank New York Branch
As Canadian Tranche Lender

by
/s/ Robyn Zeller
Name: Robyn Zeller
Title: Managing Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Citibank, N.A.

by
/s/ Elizabeth Minnella Gonzalez
Name: Elizabeth Minnella Gonzalez
Title: Vice President & Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

Goldman Sachs Bank USA

by
/s/ Mark Walton
Name: Mark Walton
Title: Authorized Signatory

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

HSBC Bank USA, National Association

by
/s/ David Wagstaff
Name: David Wagstaff
Title: Managing Director

Lender Signature Page to Thomson Reuters Corporation
Credit Agreement

Name of Institution:

UBS AG Canada Branch

by
/s/ Irja R. Otsa
Name: Irja R. Otsa
Title: Associate Director

For any Institution requiring a second signature line:

by
/s/ Joselin Fernandes
Name: Joselin Fernandes
Title: Associate Director

Schedule 1.01

None.

Schedule 2.01

Global Tranche Commitment
Lender	Commitment
Barclays Bank PLC	$187,500,000
JPMorgan Chase Bank, N.A.	$25,000,000
The Royal Bank of Scotland plc	$187,500,000
Deutsche Bank AG New York Branch	$150,000,000
Standard Chartered Bank	$100,000,000
Total	US$650,000,000

Canadian Tranche Commitment
Lender	Commitment
JPMorgan Chase Bank, N.A.	$162,500,000
Royal Bank of Canada	$187,500,000
Bank of America, N.A., Canada Branch	$150,000,000
Bank of Montreal	$150,000,000
Morgan Stanley Bank, N.A.	$150,000,000
The Toronto-Dominion Bank	$150,000,000
Citibank, N.A.	$100,000,000
Goldman Sachs Bank USA	$100,000,000
HSBC Bank USA, National Association	$100,000,000
UBS AG Canada Branch	$100,000,000
Total	US$1,350,000,000

Schedule 2.05A

LC Commitments
Global Tranche Issuing Bank	LC Commitment
JPMorgan Chase Bank, N.A.	US$200,000,000
Deutsche Bank AG New York Branch	US$100,000,000

Canadian Tranche Issuing Bank
Royal Bank of Canada	US$187,500,000
Bank of Montreal, Chicago Branch	US$150,000,000

Schedule 2.05B

LC #	Issue	Type	Cur	Amount	Issued	Expires	Auto Renew	Beneficiary	Issuing Bank
BMCH103165OS	OBF	FIN	USD	9,834,475.00	1-Feb-10	25-May-12	Y	PACIFIC EMPLOYERS	BMO
BMCH77366OS	OBF	FIN	USD	179,393.00	8-Dec-09	15-Jun-12	Y	ACE AMERICAN INSURANCE COMPANY	BMO
BMCH84957OS	OBF	FIN	USD	45,000.00	8-Dec-09	6-Mar-12	Y	RIVER PARK ESTATES CORPORATION	BMO
BMCH87520OS	OBF	FIN	USD	66,478.00	8-Dec-09	30-Apr-12	Y	TRIZECHAHN ST. LOUIS LLC.	BMO
BMCH87524OS	OBF	FIN	USD	30,665.00	8-Dec-09	26-Mar-12	Y	GREEN 288 MADISON LLC	BMO
BMCH99445OS	OBF	FIN	USD	142,000.00	1-Feb-10	31-Jan-12	Y	TOTAL HEALTH PLAN INC.	BMO
BMCH99447OS	OBF	FIN	USD	32,481.75	1-Feb-10	31-Mar-12	Y	CARRAMERICA REAITY CORP	BMO
BMTO14877OS	OBF	NFIN	USD	113,119.75	8-Dec-09	31-Dec-11	Y	COMMONWEALTH INSURANCE CO.	BMO
HACH20150OS	OBF	FIN	USD	248,000.00	1-Feb-10	9-Mar-12	Y	WORKERS COMPENSATION BOARD NOR	BMO
HACH20153OS	OBF	FIN	USD	23,793.81	1-Feb-10	31-Dec-11	Y	TEN HAGE III CORP	BMO

		TOTAL:		10,715,406.31

JPM Reference Number	U-221602	TPTS-257603
Product Cat	NLC	NLC
Tenor	SIGHT	SIGHT
Correspondent Party Reference Number
Currency	USD	USD
Liab Type	A72S	A72S
Liab Currency	USD	USD
Liab Outstanding Amount	$1,200,000	$440,175
L/C Available Amount	$1,200,000	$440,175
Beneficiary Consent	N	N
Release Date	8-Feb-02	MAY 15, 2006
Expiry / Maturity Date	23-Jan-12	APR 30, 2012
Beneficiary Name	PLAZA V LEASING ASSOCIATES LLC	THE FEDERAL RESERVE BANK OF CHICAGO
Purpose Code	OTHER OBLIGATIONS (TRADE)	OTHER OBLIGATIONS (TRADE)
Purpose Category	FINANCIAL	FINANCIAL
Notification Period	30 DAYS	90 DAYS
Auto Extension Period	12 MONTHS	12 MONTHS
Final Expiry Date	-	-

EXHIBIT A

Form of Assignment and Assumption

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [NAME OF ASSIGNOR] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”).  Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement identified below  (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the General Administrative Agent as contemplated below, (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the applicable Tranches identified below (including any Letters of Credit, guarantees, and Swingline Loans included under such Tranches) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	_________________________________________

2.	Assignee:	_________________________________________
[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Company:	Thomson Reuters Corporation

4.	Borrowers:	The Global Tranche Borrowers and the Canadian Tranche Borrowers

5.	General Administrative Agent:	JPMorgan Chase Bank, N.A.

6.	Credit Agreement:
The US$2,000,000,000 Credit Agreement dated as of August 16, 2011, among Thomson Reuters Corporation; the other Borrowers from time to time party thereto; the Lenders from time to time party hereto; JPMorgan Chase Bank, N.A., as General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J.P. Morgan Europe

________________________________
1 Select as applicable.

Form of Assignment and Assumption

Limited, as London Agent;

7.	Assigned Interest:

	Aggregate Amount of Commitments/Loans of all Lenders	Amount of Commitments/Loans Assigned	Percentage Assigned of Aggregate Amount of Commitments/Loans of all Lenders2
Global Tranche	US$[•]	US$	%
Canadian Tranche	US$[•]	US$	%
Other3	US$[•]	US$	%

Effective Date:   _____________ ___, 200_ [TO BE INSERTED BY THE GENERAL ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the General Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information  (which may contain material non-public information about the Company, the other Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee’s compliance procedures and applicable laws, including Federal, state, provincial, territorial and foreign securities laws.
________________________________
2 Set forth, to at least nine decimals.

3 Identify any Additional Tranche established pursuant to Section 10.02(c) of the Credit Agreement.

Form of Assignment and Assumption

The terms set forth in this Assignment and Assumption are hereby agreed to by:

[NAME OF ASSIGNOR], as Assignor,

by
Name:
Title:

[NAME OF ASSIGNEE], as Assignee,

by
Name:
Title:

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A., as General Administrative Agent,

by
Name:
Title:

[Consented to:]4

[NAME OF ISSUING BANK], as an Issuing Bank,

by
Name:
Title:
________________________________
4 To be added only if the consent of such Issuing Bank is required by Section 10.04(b) of the Credit Agreement.

Form of Assignment and Assumption

[Consented to:]5

[NAME OF SWINGLINE LENDER], as a Swingline Lender,

by
Name:
Title:

[Consented to:]6

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[Consented to:]7

THOMSON REUTERS HOLDINGS AG,

by
Name:
Title:
________________________________
5 To be added only if the consent of such Swingline Lender is required by Section 10.04(b) of the Credit Agreement.

6 To be added only if the consent of the Company is required by Section 10.04(b) of the Credit Agreement.

7 To be added only if the consent of the Swiss Borrower is required by Section 10.04(j) of the Credit Agreement.

Form of Assignment and Assumption

ANNEX 1
to Form of Assignment and Assumption

US$2,000,000,000 Thomson Reuters Corporation Credit Agreement

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.  Representations and Warranties.

1.1  Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any guarantee thereunder, (iii) the financial condition of the Borrowers, any of their subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of their subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.  Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, including, without limitation, it being a Global Tranche Eligible Assignee or a Canadian Tranche Eligible Assignee, as applicable, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is [not] a Swiss Qualifying Bank, (v) it has received and/or had the opportunity to review a copy of the Credit Agreement to the extent it has in its sole discretion deemed necessary, together with copies of the most recent financial statements delivered pursuant to Section 5.01(a) or 5.01(b) thereof, as applicable, and such other documents and information as it has in its sole discretion deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on any Agent or any Lender, and (vi) attached to this Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee and (b) agrees that it will (i) independently and without reliance on any Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.  Payments.  From and after the Effective Date, the Applicable Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.  General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment

Form of Assignment and Assumption

and Assumption may be executed in any number of counterparts, each of which shall constitute an original and all of which when taken together shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the State of New York.

Form of Assignment and Assumption

EXHIBIT B-1

Form of Borrower Joinder Agreement

BORROWER JOINDER AGREEMENT dated as of [•] (this “Agreement”), among THOMSON REUTERS CORPORATION, an Ontario corporation (the “Company”), [NAME OF NEW SUBSIDIARY BORROWER], a [JURISDICTION] [ORGANIZATIONAL FORM] (the “New Borrower”) and JPMORGAN CHASE BANK, N.A., as General Administrative Agent (the “General Administrative Agent”).

Reference is made to the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; the General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent.  Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

Under the Credit Agreement, the Lenders and the Issuing Banks have agreed, upon the terms and subject to the conditions set forth therein, to make Loans to, and issue Letters of Credit for the account of, the Borrowers, and the Company and the New Borrower desire that the New Borrower become a “Borrower” and a [“Global Tranche Borrower”][“Canadian Tranche Borrower”] under the Credit Agreement.  Each of the Company and the New Borrower represent and warrant that the representations and warranties in the Credit Agreement relating to the New Borrower and this Agreement are true and correct in all material respects on and as of the date hereof.  The Company agrees that the guarantee of the Company contained in the Credit Agreement will apply to the Obligations of the New Borrower.

Upon execution and delivery of this Agreement (and of any other documents reasonably requested by the General Administrative Agent) by each of the Company, the New Borrower and the General Administrative Agent and the satisfaction of the other conditions set forth in Section 4.03 of the Credit Agreement, the New Borrower shall become a party to the Credit Agreement and a “Borrower” and a [“Global Tranche Borrower”][“Canadian Tranche Borrower”] for all purposes thereof; provided that this Agreement shall not become effective if it shall be unlawful for the New Borrower to become a “Borrower” thereunder or for any Lender participating in a Tranche under which the New Borrower may borrow to make Loans or otherwise extend credit to the New Borrower as provided therein.

B-1-1

Form of Borrower Joinder Agreement

The New Borrower hereby agrees to be bound by all provisions of the Credit Agreement.  The Applicable Funding Account for the New Borrower shall be:

Bank	Swift	Acct #	ABA	IBAN/ Routing Code

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

B-1-2

Form of Borrower Joinder Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[NAME OF NEW BORROWER],

by
Name:
Title:

JPMORGAN CHASE BANK, N.A., as General Administrative Agent,

by
Name:
Title:

B-1-3

Form of Borrower Joinder Agreement

EXHIBIT B-2

Form of Borrower Termination Agreement

JPMorgan Chase Bank, N.A.,
as General Administrative Agent under the Credit Agreement referred to below,
c/o Loan and Agency Services Group
1111 Fannin, 10th Floor
Houston, TX 77002
Attention: Demetra Mayon (Telecopy No. (713)750-3780)

[DATE]

Re:  Borrower Termination Agreement

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; the General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent.

The Company hereby terminates the status of [NAME OF TERMINATED BORROWER] (the “Terminated Borrower”) as a “Borrower” and a [“Global Tranche Borrower”][ “Canadian Tranche Borrower”] under the Credit Agreement.  [The Company represents and warrants that all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by any Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower have been paid in full on or prior to the date hereof.][The Company and the Terminated Borrower acknowledge that the Terminated Borrower shall continue to be a Borrower until such time as all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by any Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower) have been paid in full; provided that the Terminated Borrower shall not have the right to request or receive further extensions of credit under the Credit Agreement.]

B-2-1

Form of Borrower Termination Agreement

THIS INSTRUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Very truly yours,

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[NAME OF TERMINATED BORROWER],

by
Name:
Title:

B-2-2

Form of Borrower Termination Agreement

EXHIBIT C

Form of Borrowing Request

JPMorgan Chase Bank, N.A.,
as General Administrative Agent under the Credit Agreement referred to below,
[ADDRESS]
[ADDRESS]
Attention: [•] (Telecopy No. [•])

Royal Bank of Canada,
  as Canadian Administrative Agent under the Credit Agreement referred to below,
[ADDRESS]
[ADDRESS]
Attention: [•] (Telecopy No. [•])

J.P. Morgan Europe Limited,
  as London Agent under the Credit Agreement referred to below,
[ADDRESS]
[ADDRESS]
Attention: [•] (Telecopy No. [•])

[DATE]

Re:  Borrowing Request

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent.  Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

[NAME OF BORROWER] hereby gives you notice pursuant to Section 2.03 of the Credit Agreement that it requests a Borrowing under the Credit Agreement, and in that connection sets forth below the terms on which such Borrowing is requested to be made:

(a) such Borrowing shall be a [Global Tranche Revolving Borrowing][Canadian Tranche Revolving Borrowing];

(b) such Borrowing shall be denominated in [CURRENCY] and shall be in an aggregate principal amount equal to US$[•]8;

(c) the date of such Borrowing shall be [•], which shall be a Business Day;
________________________________
8 The aggregate principal amount of any LIBOR or EURIBOR Borrowing must be an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum.  The aggregate principal amount of any ABR Revolving Borrowing must be an integral multiple of $100,000 and not less than $1,000,000.

Form of Borrowing Request

(d) [if such Borrowing is denominated in US Dollars,] such Borrowing shall be [an ABR Borrowing][a LIBOR Borrowing];

(e) [if such Borrowing is a LIBOR Borrowing or EURIBOR Borrowing] the initial Interest Period for such Borrowing shall have a [one][two][three][six] [weeks’] [months’] duration;

(f) the Applicable Funding Account for such Borrowing shall be [•]; and

(g) [if such Borrower is organized in a jurisdiction other than the United States, the United Kingdom or Canada,] payments of the principal and interest on such Borrowing will be made from [JURISDICTION].

Form of Borrowing Request

[Each of the][The] Company [and the [NAME OF OTHER BORROWER]] hereby represents and warrants to the General Administrative Agent and the Lenders that, on the date of this Borrowing Request and on the date of the related Borrowing, the conditions to lending specified in paragraphs (a) and (b) of Section 4.02 of the Credit Agreement have been satisfied.

Very truly yours,

THOMSON REUTERS CORPORATION[, on behalf of [NAME OF OTHER BORROWER]],

by
Name:
Title:

[NAME OF OTHER BORROWER],

by
Name:
Title:

Form of Borrowing Request

EXHIBIT D

Form of Promissory Note

$[AMOUNT]	[DATE]

FOR VALUE RECEIVED, the undersigned, [NAME OF BORROWER] (the “Company”), hereby promises to pay to the order of [NAME OF LENDER] (the “Lender”) or its registered assigns, in the applicable currency and in immediately available funds, in each case as provided for in the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement) (a) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrowers pursuant to the Credit Agreement, and (b) interest from the date hereof on the principal amount from time to time outstanding at the rate or rates per annum and payable on such dates as provided in the Credit Agreement.

The Company promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at a rate or rates provided in the Credit Agreement.

The Company hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever.  The nonexercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All borrowings evidenced by this Note and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Company under this Note.

This Note is one of the promissory notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified.

Form of Promissory Note

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[NAME OF BORROWER]

by
Name:
Title:

Form of Promissory Note

LOANS AND PAYMENTS

Date	Amount of Loan	Maturity Date	Payments of Principal/Interest	Principal Balance of Note	Name of Person Making the Notation

Form of Promissory Note

EXHIBIT E

Form of Compliance Certificate

The undersigned hereby certifies as follows:

1.	I am the [Chief Financial Officer] [Treasurer] [Controller] of Thomson Reuters Corporation (the “Company”).

2.
I have reviewed the terms of the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent.

3.
The review described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default under the Credit Agreement continuing as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, specifying the nature and extent of the condition or event, the period during which it has existed and the corrective action which the Company has taken, is taking, or proposes to take with respect to each such condition or event.

4.
The foregoing certifications, together with the computations set forth in Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered or deemed to be delivered on [               ], 20[    ] pursuant to Section 5.01(b) of the Credit Agreement.

THOMSON REUTERS CORPORATION

by
Name:
Title:

E-1

Form of Compliance Certificate

Annex A
to Form of Compliance Certificate
FOR THE FISCAL YEAR ENDED  [            ]

1. Consolidated Total Debt:                                                          [___,___________]

2. Consolidated EBITDA:                                                              [______________]

3. Consolidated Total Debt to EBITDA Ratio:                           [______________]

Consolidated Total Debt / Consolidated EBITDA = Consolidated Total Debt to Consolidated EBITDA of not more than 4.5 to 1.0 per Section 6.04 of the Credit Agreement

E-2

Form of Compliance Certificate

EXHIBIT F
Mandatory Costs Rate

1.
The Mandatory Costs Rate is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.
On the first day of each Interest Period (or as soon as possible thereafter) the London Agent shall calculate a rate (the “Additional Costs Rate”), expressed as a percentage, for each Lender, in accordance with the paragraphs set out below.  The Mandatory Costs Rate will be calculated by the London Agent as a weighted average of the Lenders’ Additional Costs Rates (weighted in proportion to the percentage participation of each Lender in the applicable Borrowing) and will be expressed as a percentage rate per annum.

3.
The Additional Costs Rate for any Lender lending from a lending office located in a Participating Member State will be the percentage notified by that Lender to the London Agent.  This percentage will be certified by that Lender in its notice to the London Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from such lending office) of complying with the minimum reserve requirements of the European Central Bank in respect of Loans made from such lending office.

4.	The Additional Costs Rate for any Lender lending from a lending office in the United Kingdom will be calculated by the London Agent as follows:

(a)	with respect to any Loan denominated in Sterling:

percent per annum

(b)	with respect to any Loan denominated in any currency (other than Sterling):

percent per annum.

Where:

“A” means the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

“B” means the percentage rate of interest (excluding the Applicable Rate and the Mandatory Costs Rate and, if the Loan was not paid when due, the additional rate of interest specified in Section 2.13(e)) payable for the applicable Interest Period on the Loan.

“C” means the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

“D” means the percentage rate per annum payable by the Bank of England to the London Agent on interest bearing Special Deposits.

Mandatory Costs Rate

“E” is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the London Agent as being the average of the most recent rates of charge supplied by the principal London office of JPMorgan Chase Bank, N.A. (“JPMCB”) to the London Agent pursuant to paragraph 7 below and expressed in Sterling per £1,000,000.

5.	For the purposes of this Schedule:

(a)	“Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England.

(b)
“Fees Rules” means the rules on periodic fees contained in the Financial Services Authority Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits.

(c)
“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate).

(d)
“Participating Member State” means any member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

(e)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.
In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e., 5% will be included in the formula as 5 and not as 0.05).  A negative result obtained by subtracting D from B shall be taken as zero.  The resulting figures shall be rounded to four decimal places.

7.
If requested by the London Agent, the principal London office of JPMCB shall, as soon as practicable after publication by the Financial Services Authority, supply to the London Agent, the rate of charge payable by it to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by the principal London office of JPMCB as being the average of the Fee Tariffs applicable to it for that financial year) and expressed in Sterling per £1,000,000 of its Tariff Base.

8.
Each Lender shall supply any information required by the London Agent for the purpose of calculating its Additional Costs Rate.  In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its applicable lending office; and

(b)	any other information that the London Agent may reasonably require for such purpose.

Each Lender shall promptly notify the London Agent of any change to the information provided by it pursuant to this paragraph.

Mandatory Costs Rate

9.
The percentages of each Lender for the purpose of A and C above and the rates of charge of the principal London office of JPMCB for the purpose of E above shall be determined by the London Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the London Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a lending office in the same jurisdiction as its applicable lending office.

10.
The London Agent shall have no liability to any person if such determination results in an Additional Costs Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or the principal London office of JPMCB pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.
The London Agent shall distribute the additional amounts received as a result of the Mandatory Costs Rate to the Lenders on the basis of the Additional Costs Rate for each Lender based on the information provided by each Lender and the principal London office of JPMCB pursuant to paragraphs 3, 7 and 8 above.

12.
Any determination by the London Agent pursuant to this Schedule in relation to a formula, the Mandatory Costs Rate, an Additional Costs Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding.

13.
The London Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding.

Mandatory Costs Rate

EXHIBIT G
Form of Maturity Date Extension Request

JPMorgan Chase Bank, N.A.,
as General Administrative Agent under the Credit Agreement referred to below,
c/o Loan and Agency Services Group
1111 Fannin, 10th Floor
Houston, TX 77002
Attention: Demetra Mayon (Telecopy No. (713)750-3780)

[DATE]

Re:  Maturity Date Extension Request

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011 (as amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as General Administrative Agent; Royal Bank of Canada, as Canadian Administrative Agent; and J. P. Morgan Europe Limited, as London Agent.

In accordance with Section 2.09(g) of the Credit Agreement, the undersigned hereby requests an extension of the Maturity Date from August [•], 20[  ] to August [•], 20[  ].

Very truly yours,

THOMSON REUTERS CORPORATION,

by
Name:
Title:

G-1

Form of Maturity Date Extension Request

EXHIBIT H

Suite 3000 79 Wellington St. W. Box 720, TD Centre Toronto, Ontario M5K 1N2 Canada TEL 416.865.0040 FAX 416.865.7380 www.torys.com August 16, 2011

JPMorgan Chase Bank N.A.,
as General Administrative Agent
1111 Fannin, Floor 10
Houston, Texas  77002

Royal Bank of Canada, as Canadian Administrative Agent
Royal Bank Plaza, 200 Bay Street, 12th Floor, South Tower
Toronto, ON M5J2W7

J.P. Morgan Europe Limited, as London Agent
125 London Wall
London, England  EC2Y 5AJ

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY  10019

Each of the Lenders party to the Credit Agreement

Dear Sirs/Mesdames:

Re:	Thomson Reuters Corporation
US$2,000,000,000 5 Year Revolving Credit Facility

We have acted as counsel for Thomson Reuters Corporation (“Thomson”) and Thomson Reuters Canada Limited (“TRCL”), as borrowers in connection with a credit agreement (the “Credit Agreement”) dated the 16th day of August, 2011 between Thomson, TRCL, each of the other borrowers party thereto (the “Foreign Borrowers”, and together with Thomson and TRCL, the “Borrowers”), the Lenders party thereto from time to time, the General Administrative Agent, Canadian Administrative Agent and London Agent (collectively, “the Agents”) and the other parties thereto, pursuant to which the Lenders have agreed to make available to the Borrowers certain credit facilities in the aggregate principal amount of up to US$2,000,000,000 on the terms and conditions contained therein. This opinion is given to you pursuant to section 4.01(b) of the Credit Agreement. Capitalized terms used but not otherwise defined in this opinion have the meaning given to such terms in the Credit Agreement.

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

As such counsel, we have participated in the preparation of and have examined an executed copy of the Credit Agreement. We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed, including:

(a)	the articles and by-laws of Thomson and TRCL;

(b)	a resolution of the board of directors of each of Thomson and TRCL authorizing, among other things, the execution, delivery and performance of the Credit Agreement;

(c)	certificates of status dated August 15, 2011 issued in respect of each of Thomson and TRCL pursuant to the Business Corporations Act (Ontario) (the “Certificates of Status”);

(d)	certificates of senior officers of Thomson and TRCL dated the date hereof as to certain factual matters, copies of which have been delivered to you; and

(e)	the debt agreements of Thomson listed in Schedule A hereto (the “Debt Agreements”).

For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photocopied copies. We have relied exclusively upon the certificates referred to in paragraphs (c) and (d) above with respect to the accuracy of the factual matters contained therein; while we have not performed any independent check or verification of such factual matters, nothing has come to our attention during our participation with respect to the Credit Agreement which leads us to believe such certificates are incorrect.

We have further assumed: (i) that each party to the Credit Agreement other than Thomson and TRCL has been duly incorporated or formed and is validly existing in its jurisdiction of incorporation or formation, (ii) that each party to the Credit Agreement other than Thomson and TRCL has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Credit Agreement, (iii) that the Credit Agreement has been duly authorized, executed and delivered by each party to the Credit Agreement other than Thomson and TRCL, (iv) that the Credit Agreement constitutes the legal, valid and binding obligations of each party to the Credit Agreement other than the Borrowers, (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Credit Agreement; (vii) the Certificates of Status are accurate as of the date hereof; (viii) all material terms and conditions of the relationship among the Borrowers, the Agents and the Lenders are correctly and completely reflected in the Credit Agreement; and none of the Debt Agreements have been amended,

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

restated, supplemented, replaced or otherwise modified except as indicated in the description of such Debt Agreement in Schedule A hereto.

Our opinions below are limited to the following laws: our opinions in paragraphs (1), (2), (3), (6)(i), (6)(ii) and (8) thru (12) below are limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario (“Ontario Law”); our opinions in paragraphs (5) and (6)(iii) are limited to the laws of the State of New York and the federal laws of the United States (“New York Law”); our opinion in paragraph (4) is limited to Ontario Law and New York Law, in each case to the extent Ontario Law and New York Law govern the execution and delivery of the Credit Agreement; and our opinion in paragraph (7) is limited to Ontario Law and New York Law.

All opinions expressed herein concerning Ontario Law are given by members of the Law Society of Upper Canada, and all opinions concerning New York Law are given by members of the New York State Bar.

Based and relying on the foregoing and subject to the qualifications expressed herein, we are of the opinion that:

(1)	Each of Thomson and TRCL is incorporated and existing under the Business Corporations Act (Ontario).

(2)	Each of Thomson and TRCL has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Credit Agreement.

(3)	All necessary corporate action has been taken by each of Thomson and TRCL to authorize the execution, delivery and performance by it of the Credit Agreement in accordance with its terms.

(4)	The Credit Agreement has been duly executed and delivered by each of Thomson and TRCL.

(5)	The Credit Agreement constitutes a legal, valid and binding obligation of each of the Borrowers, enforceable against it in accordance with its terms.

(6)
The execution and delivery by the Borrowers of the Credit Agreement and the performance by the Borrowers of their obligations thereunder do not and will not contravene, breach or result in any default under (i) the articles, by-laws or other organizational documents of Thomson or TRCL, (ii) any law of the Province of Ontario or the federal laws of Canada applicable therein, (iii) any law of the State of New York or the federal laws of the United States, or (iv) any of the Debt Agreements.

(7)
No notarization of any of the Credit Agreement, and no authorization, consent, permit, licence or approval of, or other action by, or registration or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity having jurisdiction, is required at this time in connection with the execution, delivery or performance by the Borrowers of the Credit Agreement.

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

(8)
In the event that the Credit Agreement is sought to be enforced against Thomson or TRCL in any action or proceeding in the Province of Ontario in accordance with the laws applicable thereto as expressly chosen by the parties, namely the laws of New York:

(i)
the courts of Ontario would recognize that choice of laws and such choice of law will be upheld as a valid choice of law if that choice was not made with a view to avoiding the consequences of the laws of any other jurisdiction and that choice is not otherwise contrary to Ontario public policy as such term is understood under Ontario Law (“Public Policy”); and

(ii)
if that choice of laws is valid, the courts of Ontario would apply the laws of New York to all issues that are to be determined by those laws under Ontario conflict of laws rules in that action or proceeding upon appropriate evidence as to those laws being adduced; however, an Ontario court will not apply any laws of New York which are contrary to Ontario Public Policy.

We have no reason to believe that the choice of New York Law as the governing law of the Credit Agreement would not be bona fide or would be contrary to Public Policy.

In addition, an Ontario court has an inherent power to decline to hear an action or proceeding if it is contrary to Public Policy for it to do so, or if that court is not the proper forum to hear that action or proceeding, or if concurrent proceedings are being brought elsewhere.

(9)
If an action or proceeding were brought in an Ontario court to enforce the Credit Agreement against Thomson or TRCL and that court were to apply Ontario Law to govern and interpret that document (either because that court finds that Ontario Law is the proper law of that document contrary to its express provisions which stipulate that it will be governed and interpreted by the laws of New York or because such laws are not proven in that action or proceeding), the Credit Agreement would constitute a legal, valid and binding obligation of each of Thomson and TRCL, enforceable against it in accordance with its terms.

(10)
Ontario Law permits an action to be brought in a court of competent jurisdiction in Ontario on any final and conclusive judgment in personam against Thomson or TRCL in respect of the Credit Agreement made by a court in a foreign jurisdiction, which is not impeachable as void or voidable under the internal laws of that foreign jurisdiction, for a sum certain if:

(i)	the court rendering that judgment had jurisdiction over Thomson or TRCL, as the case may be, as recognized by Ontario courts;

(ii)	that judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement of that judgment would not be contrary to Public Policy;

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

(iii)	the enforcement of that judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

(iv)	the action to enforce that judgment is taken within the applicable limitation period.

(11)
The Credit Agreement is in proper form for its enforcement in an Ontario court. None of the terms of the Credit Agreement are contrary to Public Policy and it would not be contrary to Public Policy for an Ontario court to hear an action or proceeding to enforce the Credit Agreement in Ontario.

(12)
The submission by Thomson and TRCL to the non-exclusive jurisdiction of the courts of New York pursuant to the Credit Agreement would be recognized and given effect by an Ontario court as a valid submission to the jurisdiction of such courts, provided that the provisions of the Credit Agreement respecting service of process on Thomson or TRCL, as the case may be, are duly complied with.

The foregoing opinions are subject to the following qualifications:

(a)
the enforceability of the Credit Agreement is subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application affecting the enforcement of creditors’ rights generally;

(b)
the enforceability of the Credit Agreement may be limited by general principles of law relating to the conduct of the Agents and the Lenders prior to execution of or in the administration or performance of the Credit Agreement, including, without limitation, undue influence, unconscionability, duress, misrepresentation and deceit, estoppel and waiver, laches, and reasonableness and good faith in the exercise of discretionary powers;

(c)
the enforceability of the Credit Agreement is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court;

(d)
we express no opinion as to the legality, validity, binding nature or enforceability of (1) provisions in the Credit Agreement purporting to waive the effect of applicable laws, (2) provisions that provide for the enforceability of the remaining terms and provisions of the Credit Agreement in circumstances in which certain other terms and provisions of Credit Agreement are illegal or unenforceable, (3) provisions that provide that certain rights or obligations are absolute or unconditional, (4) provisions related to waivers of remedies (or the delay or omission of enforcement of remedies), disclaimers, liability limitations or limitations on the obligations of the Lenders in circumstances in which a failure of condition or default by Borrower is not material, (5) provisions related to releases or waivers of legal or equitable rights, discharges or defenses, or reimbursement or indemnification in circumstances in which the person seeking reimbursement or indemnification has breached its duties under the Credit Agreement, or otherwise, or itself has been negligent, or (6) any power-of-

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

attorney given under the Credit Agreement which is intended to bind successors and assigns which have not granted such powers by a power-of-attorney specifically executed by them.

(e)	we express no opinion as to the enforceability, in any particular circumstance, of any provision of the Credit Agreement which:

(i)	provides for the severability of illegal or unenforceable provisions;

(ii)	purports to establish evidentiary standards including those which state that certificates and determinations are to be treated as conclusive;

(iii)	purports to make a receiver or receiver and manager solely the agent of Borrower or to absolve the person appointing such receiver or receiver and manager of responsibility for its acts or omissions;

(iv)	directly or indirectly purports to exclude unwritten variations, amendments, waivers or consents; or

(v)	which provides that interest is payable at a higher rate after than before default;

(f)
the enforceability of any indemnity contained in the Credit Agreement may be limited by applicable law to the extent that it directly or indirectly relates to liabilities imposed on the Agents or the Lenders by law for which it would be contrary to public policy to require an indemnity of the Agents and the Lenders;

(g)	a court may not treat as conclusive those certificates and determinations of the Agents or the Lenders which the Credit Agreement state are to so be treated;

(h)
notwithstanding any provision of the Credit Agreement which provides that the obligations are payable on demand, the persons to which such obligations are payable may be required to provide the debtor thereunder with a reasonable period of time in which to pay before exercising any of the rights and remedies expressed to be exercisable in Credit Agreement;

(i)
we express no opinion as to the enforceability of any provision of the Credit Agreement which requires a party to pay, or to indemnify another party for, the costs and expenses of that other party in connection with judicial proceedings, since those provisions may derogate from a court’s discretion to determine by whom and to what extent these costs should be paid;

(j)
we express no opinion with respect to (1) the availability of specific performance or other equitable remedies for noncompliance with any of the provisions contained in the Credit Agreement, or (2) the enforceability of provisions contained in the Credit Agreement relating to the effect of laws which may be enacted in the future;

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

(k)
With respect to Section 10.09(b) of the Credit Agreement, we express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to any Loan Document where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist. We note that the designation in Section 10.09(b) of the Credit Agreement of the U.S. federal courts sitting in New York City as the venue for actions or proceedings relating to any Loan Document or transactions related thereto is (notwithstanding the waivers in Section 10.09(c) of the Credit Agreement) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding;

(l)
We express no opinion with respect to the enforceability of Article IX of the Credit Agreement to the effect that each Guarantor is liable as a primary rather than secondary obligor. In addition, the waiver of defenses contained in Article IX of the Credit Agreement may be ineffective to the extent that any such defense involves a matter of public policy in New York;

(m)	We express no opinion as to the enforceability of Section 10.15(b) of the Credit Agreement relating to currency indemnity;

(n)
We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree.  There is no corresponding Federal statute and no controlling Federal court decision on this issue.  Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars;

(o)
our review undertaken for the purpose of providing the opinion in paragraph (6)(iv) has been limited to identifying conflicts, breaches, violations and defaults on the face of the Debt Agreements that would be apparent to us as legal professionals and no further steps, such as the making of calculations or the testing of financial or other covenants, have been taken; and

(p)
this opinion speaks only as of the date of this opinion and we undertake no responsibility to advise you of any changes in the law or the facts after the date hereof that would alter the scope or substance of the opinions expressed herein.

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

This opinion may be relied upon only by the addressees, and by the successors and permitted assigns of the Agents and the Lenders, for the purposes of the transaction contemplated by this opinion.  It may not be relied upon by any other person or for any other purpose, nor may it be quoted in whole or in part or otherwise referred to, without our prior written consent, provided that it may be disclosed, without reliance to prospective assignees of the loans permitted under Section 10.04 the Credit Agreement.

Yours truly,

TZ||JBW||NRK/

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

Schedule A

Debt Agreements

(1)	the Amended and Restated Indenture among Thomson Reuters Corporation, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas dated as of December 21, 2010 (the “Indenture”);

(2)	the third supplemental indenture to the Indenture dated as of August 8, 2003;

(3)	the sixth supplemental indenture to the Indenture dated as of November 26, 2004;

(4)	the seventh supplemental indenture to the Indenture dated as of August 9, 2005;

(5)	the ninth supplemental indenture to the Indenture dated as of October 2, 2007;

(6)	the twelfth supplemental indenture to the Indenture dated as of June 20, 2008;

(7)	the thirteenth supplemental indenture to the Indenture dated as of June 25, 2008;

(8)	the fourteenth supplemental indenture to the Indenture dated as of March 31, 2009;

(9)	the sixteenth supplemental indenture to the Indenture dated as of September 29, 2009;

(10)	the eighteenth supplemental indenture to the Indenture dated as of March 30, 2010; and

(11)	the twenty-first supplemental indenture to the Indenture dated as of September 30, 2010.

Form of Opinion of Torys LLP, Counsel for the Canadian Borrowers

EXHIBIT H-2

To:
JPMorgan Chase Bank, N.A., as Gen-
eral Administrative Agent and each
Lender and Issuing Bank being a party
to the Credit Agreement as of the date
hereof (each term as defined below)
16 August 2011
MEK/32995/MRH

Credit Agreement - Thomson Reuters Corporation

Dear Ladies and Gentlemen

We have acted as Swiss legal adviser to Thomson Reuters Holdings AG in connection with the Credit Agreement (as defined below). As such legal adviser, we have been asked to render a legal opinion to you as to certain matters of Swiss law relating to the Credit Agreement (as defined below).

Unless defined otherwise herein or a contrary indication appears, capitalized terms used herein shall have the same meaning as in the Credit Agreement (as defined below). In this legal opinion "Swiss Borrower" means Thomson Reuters Holdings AG, Neuhofstrasse 1, 6341 Baar, Switzerland.

I.	Documents

For the purpose of giving this legal opinion, we have reviewed, and relied on, the following documents:

1.
a scanned copy of the executed credit agreement dated 16 August 2011 relating to the financing of the Thomson Reuters Corporation between, inter alios, the Thomson Reuters Corporation, the other Borrowers named therein, JPMorgan Chase Bank, N.A., as General Administrative Agent, the Royal Bank of Canada as Canadian Administrative Agent, J.P. Morgan Europe

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

Limited as London Agent, Barclays Capital, J.P. Morgan Securities LLC, RBC Capital Markets and RBS Securities INC., as joint lead arrangers and joint bookrunners, Barclays Capital and The Royal Bank of Scotland plc as syndication agents and Bank of America, N.A., Bank of Montreal, Deutsche Bank AG, New York Branch, Morgan Stanley Bank, N.A. and The Toronto-Dominion Bank as documentation agents (the "Credit Agreement");

2.
a copy of a certified extract from the commercial registry of the canton of Zug regarding the Swiss Borrower certified as of 2 August 2011 (the "Extract") and a copy of the certified articles of association of the Swiss Borrower certified as of 2 August 2011 (the "Articles of Association");

3.	a scanned copy of the signed minutes regarding a meeting of the board of directors (Verwaltungsrat) of the Swiss Borrower held on 10 August 2011 (the "Board Resolution");

4.	a scanned copy of the signed minutes of an extraordinary shareholder meeting of the Swiss Borrower held on 10 August 2011 (the "Shareholder's Resolution");

5.	a scanned copy of the signed officer's certificate from the Swiss Borrower dated 16 August 2011 (the "Officer's Certificate").

We have not made any independent investigation of fact other than explicitly stated herein.

II.	Scope and Assumptions

The opinions given in this legal opinion relate only to the laws of Switzerland as in force at the date hereof. We express no opinion on the laws of any other jurisdiction. The opinions given in this legal opinion are strictly limited to the matters stated in section III and do not extend to any other matters.

The opinions given herein are made on the basis of the following assumptions:

1.
All documents referred to under section I above have been duly authorized, signed, executed and delivered by or on behalf of the parties thereto other than the Swiss Borrower and the signatures affixed on the signature pages of the Credit Agreement beneath the name of the Swiss Borrower are the signatures of Peter V. Gormley and Brian Donegan.

2.
The Credit Agreement is valid, binding and enforceable under all applicable laws (other than the laws of Switzerland to which this legal opinion relates) and the choice therein of (i) the foreign law by which it is expressed to be governed and (ii) of the jurisdiction of the foreign courts stated therein are valid under all applicable laws (other than the laws of Switzerland to which this legal opinion relates).

3.
The obligations assumed by the Swiss Borrower under the Credit Agreement constitute legal, valid, binding and enforceable obligations of the Swiss Borrower under all applicable laws (other than the laws of Switzerland to which this legal opinion relates).

4.
All documents supplied to us as conformed copies, scanned copies, photocopies or facsimile transmitted copies or other copies (including e-mail transmissions) conform to the originals and are authentic and complete.

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

5.
All documents submitted to us as originals are authentic and complete and all signatures genuine. Complete copies with original signatures of the Credit Agreement signed in counterparts are available to the parties thereto.

6.
The Credit Agreement which we have reviewed in the form of a draft or execution copy will be or has been, as the case may be, executed in the form of the most recent draft or the execution copy reviewed by us.

7.
The Articles of Association and the Extract are unchanged and correct as of the date hereof and no changes have been made which should have been or should be reflected in the Articles of Association or the Extract.

8.
The Board Resolution, the Shareholder's Resolution and the Officer's Certificate are true, correct, accurate, complete and not misleading and do not omit any fact which would be material and have not been revoked, amended or altered.

9.	Each party to the Credit Agreement has and will comply with any and all of its obligations thereunder.

10.
The Swiss Borrower is, up to the signing and closing of the transactions contemplated by the Credit Agreement, solvent and neither is half of its share capital and the legal reserves not covered by assets (hälftiger Kapitalverlust) nor is it over-indebted (überschuldet, i.e. its liabilities exceeding its assets) within the meaning of art. 725 et seq. of the Swiss Code of Obligations. The interest payments owed by and other financial obligations of the Swiss Borrower are adequate to its financial standing and do not result in the Swiss Borrower being or being likely to (i) become insolvent (zahlungsunfähig) or over-indebted (überschuldet) (ii) be left with unreasonably low liquidity for any business or transaction in which the Swiss Borrower is presently engaged or plans to be engaged or (iii) be unable to pay its debts as such debts mature.

11.
The Credit Agreement has been entered into for bona fide commercial reasons and on arm's length terms by each of the parties thereto. The indemnities and similar undertakings granted by the Swiss Borrower under the Credit Agreement were given for the legitimate purposes of the Swiss Borrower and the giving of such indemnities and similar undertakings may reasonably be regarded as having been in its best interest.

12.
All factual statements made and all representations and warranties given in the Credit Agreement are true, correct, accurate and up-to date save for and insofar as the factual statements, representations and warranties are the object of specific opinions in this legal opinion.

13.	No laws, rules or regulations other than those of Switzerland affect any of the conclusions stated in this legal opinion.

III.	Opinions

Based upon the foregoing, in reliance thereon, and subject to the assumptions and reservations referred to above in section II and the qualifications set out below in section IV, we are of the following opinion, limited in all respect to the Credit Agreement:

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

1.	The Swiss Borrower is a validly existing stock corporation (Aktiengesellschaft) under the laws of Switzerland.

2.
The Swiss Borrower has the power and authority to enter into, deliver and perform its obligations under the Credit Agreement and all necessary corporate actions have been taken to enable it to validly execute and deliver the Credit Agreement.

3.
The Credit Agreement has been validly and properly executed by the Swiss Borrower and subject in particular to the provisos set out in section III.9 and IV.7 below, the obligations expressed to be assumed by the Swiss Borrower in the Credit Agreement are legal and valid obligations binding on the Swiss Borrower.

4.
Neither the execution nor the delivery of the Credit Agreement nor the performance of the Swiss Borrower's obligations under the Credit Agreement conflicts with the Articles of Association or existing Swiss law generally applicable to a stock corporation (Aktiengesellschaft) in relation to financings.

5.
The Swiss Borrower will not be required to make any deduction for Swiss Withholding Tax from any payment under the Credit Agreement to any Lender, other than as those referred to in the Credit Agreement or herein.

6.
No governmental or regulatory authorizations, consents or approvals are required by the laws of Switzerland in order (i) to enable the Swiss Borrower lawfully to enter into, exercise its rights and perform the obligations expressed to be assumed by it under the Credit Agreement, (ii) to ensure that the obligations expressed to be assumed by the Swiss Borrower under the Credit Agreement are legal, valid and binding, and (iii) to make the Credit Agreement admissible in evidence in Switzerland, the absence of which would make the Credit Agreement or parts thereof null and void or subject the Credit Agreement to avoidance or nullification.

7.
It is not necessary that the Credit Agreement be filed, registered, recorded or enrolled with any governmental, judicial or public body or authority in Switzerland nor is it necessary that any Swiss federal registration or similar tax or duty be paid on or in relation to the Credit Agreement to ensure the legality, validity or admissibility in evidence of the Credit Agreement in a Swiss court.

8.
It is not necessary in order to enable the General Administrative Agent, a Lender or an Issuing Bank to enforce its respective rights under the Credit Agreement that it should be resident, licensed, registered, qualified or otherwise entitled to carry on business in Switzerland nor will it solely by reason of the negotiation, execution, delivery, performance or enforcement of the Credit Agreement be deemed to be resident or otherwise become resident for income tax purposes in Switzerland.

9.
In any proceedings taken in Switzerland by the General Administrative Agent, a Lender or an Issuing Bank against the Swiss Borrower in relation to the Credit Agreement, the choice of the foreign law therein would be recognized and applied, subject to the principles of public policy (ordre public) and loi d'application immediate and similar general principles, provided that the content of such law will be proven as a matter of fact upon request.

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

10.
The provisions in the Credit Agreement for the submission by the Swiss Borrower to the jurisdiction of the relevant foreign court are valid and binding on the Swiss Borrower under the laws of Switzerland and not subject to unilateral revocation.

11.
A final and conclusive judgment in respect of the Credit Agreement obtained against the Swiss Borrower in the competent foreign courts as stipulated under the Credit Agreement would be recognized and enforced against the Swiss Borrower by the courts of Switzerland without re-examination of the case pursuant to, and to the extent provided by, art. 25 to 30 of the Private International Law Statute of Switzerland of 18 December 1987.

12.
In any judicial proceedings among the parties to the Credit Agreement brought in the competent court of Switzerland, the Credit Agreement would be admissible in evidence under the applicable procedural rules of evidence.

13.
In case of insolvency proceedings in respect of the Swiss Borrower in Switzerland, the claims of General Administrative Agent, a Lender or an Issuing Bank against the Swiss Borrower under the Credit Agreement rank at least pari passu with the claims of all its other unsecured creditors (with the exception of the claims which are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws affecting creditors generally).

14.
A judgment given by a Swiss court in respect of proceedings commenced before it based on a claim for any currency other than Swiss Francs may be expressed in such currency, if so requested. However, any court judgment in Swiss debt enforcement or bankruptcy proceedings may only be enforced in Swiss Francs and the amount of the foreign currency must accordingly be converted into Swiss Francs at the rate prevailing on the date of institution of enforcement proceedings or the date of the opening of bankruptcy proceedings.

IV.	Qualifications

This legal opinion is subject to the following qualifications:

1.
The opinions set out above are subject to applicable bankruptcy (e.g. avoidance or preference actions pursuant to arts. 285 to 288 (including) of the Swiss Federal Debt Enforcement and Bankruptcy Act), insolvency, reorganization, liquidation, moratorium, civil procedure (and, as the case may be, arbitration rules) and other similar laws and regulations as applicable to creditors, debtors, claimants and defendants generally as well as the principle of good faith (Grundsatz von Treu und Glauben) and the absence of an abuse of rights (Rechtsmissbrauch).

2.
The binding effect or enforceability of an agreement or undertaking may be limited by lapse of time, by the failure to take action and, with respect to indemnification obligations of any kind if a court considers the act of the indemnified person as being willful or grossly negligent. Likewise, the effectiveness of terms exculpating a party from a liability or duty otherwise owed is limited by law. Furthermore, claims may be or become subject to available defenses such as set-off, counterclaim, misrepresentation, error, frustration, overreaching, duress or fraud.

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

3.
Specific performance of the obligations of a party under the Credit Agreement may not necessarily be available, but in such cases damages may be awarded by a Swiss court in lieu of specific performance upon proof of the damage suffered.

4.
In the event of an insolvency and/or bankruptcy proceeding under the Swiss Federal Debt Enforcement and Bankruptcy Act, inter alia, (i) any claim or judgment expressed in a currency other than Swiss Francs must be converted into Swiss Francs for the purpose of enforcement against the insolvent company; (ii) the declaration of bankruptcy has the effect that all obligations of the insolvent company become due and payable and (except to a certain extent for claims secured by a right of pledge) interest stops accruing and non-monetary obligations of the insolvent company are, as a rule, converted into monetary claims; and (iii) any powers of attorney, instructions and similar arrangements given or made by the bankrupt company prior to its bankruptcy authorizing or directing a third party to legally represent the bankrupt company or to dispose of the bankrupt company's assets would expire, and more generally, the bankrupt company would no longer have legal capacity to dispose of any assets owned by it. Similar rules apply to a moratorium (Nachlassstundung; Nachlassverfahren).

5.
The Swiss Federal Debt Enforcement and Bankruptcy Act does not deal with the possibility that creditors' claims may be subordinated to claims of other creditors (not having preferred status otherwise). However, in respect of Swiss stock corporations (Aktiengesellschaft), art. 725 paragraph 2 of the Swiss Code of Obligations provides explicitly for the possibility of a declaration of subordination of a creditor's claim against a debtor for the benefit of all other unsecured creditors of that debtor and, subject to the assumptions, qualifications and other limitations set out herein and in the Credit Agreement, we take, therefore, the view that the subordination of certain of its claims by the Swiss Borrower under the Credit Agreement will be upheld by the courts of Switzerland as between the parties to the Credit Agreement. However, as there is no case law as far as we know, there is no assurance that a bankruptcy officer (Konkursverwalter) or composition commissioner (Sachverwalter) is obliged and/or entitled to uphold the subordination declarations and/or to follow instructions by an Agent and/or the subordinating Swiss Borrower as set out in the Credit Agreement. In addition the provisions of the Credit Agreement may not prevent a bankruptcy officer or composition commissioner to use any statutory right of set-off.

6.
Provisions allowing for a set-off with obligations beneficially (rather than legally) held by an Agent, a Lender or an Issuing Bank is in conflict with the mutuality requirement for a set-off by the Swiss Borrower and may be subject to challenge, in particular in a Swiss bankruptcy against the Swiss Borrower.

7.
Proceedings may be commenced in Switzerland for the enforcement of agreements governed by a foreign law; in such proceedings the court will only apply such foreign law if the relevant provisions of such law are proven as a matter of fact, and failing such proof Swiss law may be applied. In this connection we have assumed that in relation to the Credit Agreement, the applicable foreign law could be proven as a matter of fact.

8.
Notwithstanding a valid choice of law by the parties to an agreement, a Swiss court or other authority will not apply a provision of foreign law if and to the extent that this would, in the court's or authority's view, lead to a result violating Swiss public policy (ordre public). Moreover, a Swiss court or other authority will apply, notwithstanding a valid choice of law by the

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

parties, any provisions of Swiss law (and, subject to further conditions, of another foreign law) which in the court's or authority's view imperatively demand application in view of their specific purpose (lois d'application immédiate).

9.
Documents to be submitted as evidence in a Swiss legal or administrative procedure may need to be translated into the relevant Swiss official language and such translation may need to be certified as being an accurate translation of the foreign language document.

10.
Section 10.09 (d) (Governing Law; Jurisdiction, Consent to Service of Process) of the Credit Agreement may not be valid and enforceable against the Swiss Borrower to the extent it does not effectively receive service of process in a lawful manner, e.g. failure by the process agent to duly notify the Swiss Borrower may invalidate the proceedings concerned. In addition, sections 10.09 (b) and (c) (Governing Law; Jurisdiction, Consent to Service of Process) of the Credit Agreement may not prevent the Swiss Borrower to invoke procedural defenses such as lis pendens and res iudicata.

11.
Any provision of the Credit Agreement providing for the Swiss Borrower holding certain monies or other values in trust for an Agent, Lender or Issuing Bank may not be enforceable in Switzerland as Switzerland is a member of the Den Haag Convention of 1 July 1985 on the law applicable to trust and the recognition of trust since 1 July 2007, but does not generally recognize trusts set-up by contractual arrangements; in particular, it may not be possible in all cases to set aside and separate for the exclusive benefit of an Agent, Lender or Issuing Bank any such monies or other values stipulated to be held in trust by the Swiss Borrower upon the opening of a bankruptcy proceeding or a moratorium proceeding.

12.
On 1 July 2005, Switzerland introduced a new legislation which should not be of concern for any Lender or Issuing Bank unless it is an individual. Such legislation provides for tax retention on interest payments or similar income paid by a Swiss paying agent as defined in Articles 1 and 6 of the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments (the "EC-Agreement") to the beneficial owner who is an individual and resident in the EU unless the interest payments are made on debt-claims issued by debtors who are residents of Switzerland or pertaining to permanent establishments of non-residents located in Switzerland. The tax retention will be withheld at the rate of 35 per cent after 30 June 2011. The paying agent may be explicitly authorized by the beneficial owner of the interest payments to report interest payments to the Swiss Federal Tax Administration. Such report will then replace the tax retention.

13.
In case of a breach of the Swiss Ten Non-Bank Rule, the Swiss Twenty Non-Bank Rule or the Swiss One Hundred Non-Bank Rule, all interest payments made to the Agents, Lenders, Issuing Banks or any other relevant party under the Credit Agreement may become subject to Swiss Withholding Tax (Verrechnungssteuer) (currently at a rate of 35%) and the issuance of the Credit Agreement may become subject to Swiss Stamp Tax (Emissionsabgabe).

14.
An obligation to gross-up any payment to be made by the Swiss Borrower under the Credit Agreement may be void and/or not enforceable under Swiss law if such payments under the Credit Agreement would become subject to Swiss Withholding Tax, in particular (without limitation) (i) because they constitute an up-stream or cross-stream benefit or (ii) pursuant to

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

the Swiss Ten Non-Bank Rule, the Swiss Twenty Non-Bank Rule and/or the Swiss One Hundred Non-Bank Rule or (iii) because of a change of law or practice in Switzerland. Section 2.12 (i) of the Credit Agreement may not be valid and enforceable against the Swiss Borrower if such obligation is qualified as a circumvention of the tax gross-up/tax indemnity prohibition under Swiss law with respect to deductions for Swiss Withholding Tax.

15.	Other than expressly stated herein, we do not opine on any aspects of taxes which may be levied in Switzerland or elsewhere in connection with the transactions contemplated under the Credit Agreement.

16.
Any up-stream or cross-stream guarantee or indemnity granted by the Swiss Borrower as well as any other undertaking contained in the Credit Agreement having the same or a similar effect, such as but not limited to, the waiver of set-off or subrogation rights or the subordination of intra-group liabilities, risk to be void or held invalid or partially invalid under Swiss corporate law or Swiss bankruptcy law (e.g. avoidance or preference actions), may lead to taxes imposed in connection with such indemnity or undertaking and may result in personal liability of the Swiss Borrower's directors and/or managers effecting such payments or granting such security and undertakings. In addition, no person can guarantee its own obligations.

17.
In situations of financial distress, the limitations set out in the Credit Agreement would in effect substantially reduce (as the case may be to zero) the value of any up-stream and cross-stream indemnity or similar undertaking assumed by the Swiss Borrower. According to some views discussed in Swiss legal doctrine, the obligations under such an indemnity or similar undertaking may further be contingent upon the procedural requirements of Swiss corporate law for the payment of dividends, such requirements to be complied with by the respective obligor at the time the indemnity or similar undertaking is drawn or enforced. In consequence, up-stream and cross-stream undertakings of the Swiss Borrower in the Credit Agreement may be frustrated under such circumstances and hence have a very limited or no commercial value.

18.
Indemnities and similar undertakings may be held invalid or reduced to an acceptable level by a court if held by such court to be collectively so burdensome that the Swiss Borrower is regarded to be deprived of its capability to independently pursue its business activities.

19.
A waiver of all benefits to or the right to oppose any exception with respect to indemnities or guaranteed obligations to which the Swiss Borrower would be entitled may not be enforceable against the Swiss Borrower where, for example, the illegality defense of a guarantor with respect to guaranteed obligations would also affect the legality of the guarantee.

20.	The waiver by the Swiss Borrower to consent to any change of whatever significance to a Document, may not be enforceable if the Swiss Borrower's obligations were to be increased by any such change.

21.
Powers of attorney and the appointment of an agent (including, without limitation, an agent for service of process) can be revoked at any time under Swiss law notwithstanding the powers and/or the appointment being stated to be irrevocable. Likewise, the powers conferred to an agent or representative of the Swiss Borrower to agree on behalf of such Swiss Borrower to amendments and/or supplemental agreements, restatements etc. or to grant waivers, consents, etc., may not be binding on the Swiss Borrower to the extent any amendments and/or supple-

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

mental agreements, waivers, consents, restatements etc. made or agreed upon by such agent on behalf of the Swiss Borrower are detrimental to or are going beyond what could be reasonably expected by the Swiss Borrower upon signing or acceding to the Credit Agreement wherein such power was granted.

22.
Under Swiss law, a notice given but not actually received may be considered not to have been properly given and notices required to be in writing may not constitute valid notice if made by telecopier, e-mail or similar telecommunication device.

23.
A certificate, determination or opinion of an Agent, Arranger, Lender and/or Issuing Bank or provisions on deemed conclusive evidence or prima facie evidence might be held by a Swiss court not to be conclusive without further proof of the pertinent facts.

24.
A Swiss court may reduce the amount of penalties or liquidated damages held excessive by it and, in the case of usury (including interest rates exceeding, as a rule, 15% p.a.) obligations may be held invalid and unenforceable.

25.
It should be noted that we have not been responsible for investigating or verifying the accuracy of any facts relating to the financial situation or the financial statements of the Swiss Borrower and express no opinion thereon.

V.	Addressees

1.
This legal opinion is given to you for use in connection with the execution of the Credit Agreement and is for the benefit of, and may be relied on exclusively by the addressees to this legal opinion specified on page 1.

2.
A copy of this legal opinion may be provided for the purpose of information only to financial institutions which become a Lender or an Issuing Bank under the Credit Agreement as a result of acquiring a participation in that Credit Agreement from another Lender or Issuing Bank, your professional advisers, auditors and regulators, but only on the basis that in each case this legal opinion will not be relied upon by any such person and no such person may provide a copy of this legal opinion to any other person.

3.
Except as provided in paragraphs V.1 and V.2 above, this legal opinion is not to be transmitted to anyone nor is it to be relied upon by anyone or for any other purpose or quoted or referred to in any public document or filed with anyone without our written consent. Any responsibility or liability to any person not referred to in paragraph V.1 is excluded.

In this legal opinion, Swiss legal concepts are expressed in English terms and not in their original Swiss language; the concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions; this legal opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law and be subject to the exclusive jurisdiction of the ordinary courts of the Canton of Zurich (ordentliche Gerichte des Kantons Zürich), Switzerland, venue being Zurich 1.

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

This legal opinion is given as of the date hereof. We disclaim any responsibility to notify you of changes of law or facts affecting the opinions expressed herein that occur or come to our attention after the date hereof.

Very truly yours
Niederer Kraft & Frey Ltd.

Markus Kronauer

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Form of Opinion of Niederer Kraft & Frey Ltd, Counsel for the Swiss Borrower

EXHIBIT H-3

Allen & Overy LLP
One Bishops Square
To:	The Lenders, Agents and Issuing Banks	London E1 6AD United Kingdom
(as defined in the Agreement
	(as defined below))	Tel	+44 (0)20 3088 0000
	as parties to the Agreement	Fax	+44 (0)20 3088 0088
on the date of this opinion

Our ref	0014944-0000360 BK:17854706.3

16 August 2011

Dear Sirs,

THOMSON REUTERS CORPORATION - Credit Agreement
dated 16 August 2011 (the Agreement)

We have received instructions from Thomson Reuters Corporation in connection with the Agreement.

Definitions

In this opinion:

English Obligor means Thomson Reuters Treasury Limited, a company incorporated under the laws of England and Wales; and

words defined in the Agreement have the same meaning in this opinion.

Documents and searches

For the purposes of this opinion we have examined the following documents:

(a)	a signed copy of the Agreement;

(b)	a certified copy of the memorandum and articles of association and certificate of incorporation of the English Obligor;

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763.  It is regulated by the Solicitors Regulation Authority of England and Wales.  The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.  A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AD.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

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Form of Opinion of Allen & Overy LLP, Counsel for the UK Borrower

(c)	a certified copy of the minutes of a meeting of the board of directors of the English Obligor held on 11 August, 2011; and

(d)
a certificate of the English Obligor confirming, amongst other things, that the entry into and performance of the Agreement will not contravene any borrowing limit contained in the memorandum or articles of association of the English Obligor.

On 16 August 2011 we carried out a search of the English Obligor at the Companies Registry.  On 16 August 2011 we made a telephone search of the English Obligor at the record of winding-up petitions at the Companies court.

The above are the only documents or records we have examined and the only searches and enquiries we have carried out for the purposes of this opinion.

Assumptions

We assume that:

(a)
the English Obligor is not unable to pay its debts within the meaning of section 123 of the Insolvency Act, 1986 at the time it enters into the Agreement and will not as a result of the Agreement be unable to pay its debts within the meaning of that section;

(b)
no step has been taken to wind up or dissolve the English Obligor, put the English Obligor into administration or appoint a receiver, administrator, administrative receiver, trustee in bankruptcy or similar officer in respect of it or any of its assets although the searches of the Companies Registry referred to above gave no indication that any winding-up, dissolution or administration order or appointment of a receiver, administrator, administrative receiver, trustee in bankruptcy or similar officer has been made;

(c)	all signatures and documents are genuine;

(d)	all documents are and remain up-to-date;

(e)
the correct procedure was carried out at the board meeting referred to above; for example, there was a valid quorum, all relevant interests of directors were declared and the resolutions were duly passed at each meeting;

(f)	the certificate in paragraph (d) under the heading 'Documents and Searches' above is correct;

(g)	any restrictions relating to the borrowing limit of the English Obligor contained in its Articles of Association would not be contravened by the entry into and performance by it of the Agreement;

(h)	the Agreement has been duly entered into on behalf of the English Obligor by the person(s) authorised by the resolutions passed at the meeting referred to above;

(i)
the Agreement is a legally binding, valid and enforceable obligation under the laws of New York of each party to it, other than the English Obligor, and under the laws of New York is the English Obligor's legally binding, valid and enforceable obligation;

(j)	the choice of New York law to govern the Agreement would be upheld as a valid choice of law under the laws of New York; and

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Form of Opinion of Allen & Overy LLP, Counsel for the UK Borrower

(k)	no foreign law affects the conclusions stated below.

Opinion

Subject to the qualifications set out below and to any matters not disclosed to us, it is our opinion that, so far as the present laws of England are concerned:

1.	Status: The English Obligor is a company incorporated with limited liability under the laws of England and is not in liquidation.

2.
Powers and authority: The English Obligor has the corporate power to enter into and perform the Agreement and has taken all necessary corporate action to authorise the entry into, delivery and performance of the Agreement.

3.	Legal validity: The Agreement constitutes the English Obligor's legally binding, valid and enforceable obligation.

4.
Non-conflict: The entry into and performance by the English Obligor of the Agreement will not violate any provision of (i) any existing English law applicable to companies generally, or (ii) its memorandum or articles of association.

5.
Consents: No authorisations of governmental, judicial or public bodies or authorities in England are required by the English Obligor in connection with the performance, validity or enforceability of its payment obligations under the Agreement.

6.	Registration requirements: It is not necessary or advisable to file, register or record the Agreement in any public place or elsewhere in England.

7.	Stamp duties: No stamp, registration or similar tax or charge is payable in England in respect of the execution or delivery of the Agreement.

8.
Jurisdiction:  An English court will generally respect the submission by the English Obligor to the exclusive jurisdiction of the New York courts.  However, an English court may refuse to stay or set aside its own proceedings in relation to the Agreement if it considers that:

(a)	it is a more appropriate forum for the dispute than the New York courts;

(b)	the defendant has taken steps in the proceedings before the English courts;

(c)
it has exclusive jurisdiction by virtue of Council Regulation (EC) 44/2001 of 22 December 2000 (if applicable, as applied by the Agreement made on 19 October 2005 between the European Community and the Kingdom of Denmark on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (OJ No. L299 16.11.2005 at p.62)), the Brussels Convention of 1968 (as enacted by the Civil Jurisdiction and Judgments Act 1982) or the Lugano Convention of 1988 (as enacted by the Civil Jurisdiction and Judgments Act 1991) on jurisdiction and the enforcement of judgments; or

(d)	there is found to be no effective jurisdiction or choice of court agreement between the parties to the Agreement.

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Form of Opinion of Allen & Overy LLP, Counsel for the UK Borrower

9.
Choice of law:  The choice of New York  law as the governing law of the Agreement would be upheld as a valid choice by the courts of England except that where all the other elements relevant to the Agreement at the time of the choice are connected with one country only, the fact that the parties have chosen New York law will not prejudice the application of any mandatory rules under the laws of that other country which cannot be derogated from by contract.

10.
Enforcement: A judgment obtained against the English Obligor by a court in New York could not be enforced by registration in the English courts but the judgment would be treated as constituting a cause of action against the English Obligor and could be sued upon summarily in the English courts.  The English courts should enter judgment against the English Obligor in such proceedings, without re-examination of the merits of the original judgment, provided that:

(a)	the original court was of competent jurisdiction and the original judgment is final and conclusive;

(b)	the original judgment is not for multiple damages (as defined by the Protection of Trading Interests Act 1980);

(c)	the original judgment is for a fixed sum of money and not for a tax, fine or penalty;

(d)	the original judgment was not obtained by fraud, or in proceedings contrary to natural justice and its enforcement is not contrary to English public policy;

(e)	enforcement proceedings are instituted within six years after the date of the judgment; and

(f)	the original judgment is not inconsistent with an English judgment in respect of the same point at issue.

Qualifications

This opinion is subject to the following qualifications:

(a)	This opinion is subject to all insolvency and other laws affecting the rights of creditors generally.

(b)	No opinion is expressed on matters of fact.

(c)	An English court may stay proceedings if concurrent proceedings are being brought elsewhere.

(d)	There is doubt as to the enforceability in England and Wales of US judgments in respect of civil judgments predicted purely on US securities law.

(e)
The termenforceable means that a document is of a type and form enforced by the English courts.  It does not mean that each obligation will be enforced in accordance with its terms.  Certain rights and obligations may be qualified by the non-conclusivity of certificates, doctrines of good faith and fair conduct, the availability of equitable remedies and other matters, but in our view these qualifications would not defeat your legitimate expectations in any material respect.

This opinion is given for the sole benefit of the persons to whom the opinion is addressed.

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Form of Opinion of Allen & Overy LLP, Counsel for the UK Borrower

This opinion may not be disclosed to anyone else, except that it may be disclosed, but only on the express basis that they may not rely on it, to any professional adviser or to any potential assignee or transferee or sub-participant of a facility under the Agreement or as required by law or regulation.

Yours faithfully,

Allen & Overy LLP

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Form of Opinion of Allen & Overy LLP, Counsel for the UK Borrower

EXHIBIT H-4

LINKLATERS

Avocats
Linklaters LLP
35 Avenue John F. Kennedy
P.O. Box 1107
L-1011 Luxembourg
Telephone (+352) 26 08 1
Facsimile (+352) 26 08 88 88
tom.loesch@linklaters.com

August 16, 2011

JPMorgan Chase Bank N.A.,
as General Administrative Agent
1111 Fannin, Floor 10
Houston, Texas 77002

Royal Bank of Canada, as Canadian Administrative Agent
Royal Bank Plaza, 200 Bay Street, 12th Floor, South Tower
Toronto, ON M5J2W7

J.P. Morgan Europe Limited, as London Agent
125 London Wall
London EC2Y 5AJ, England

Each of the Lenders party to the Credit Agreement

Dear Sirs/Mesdames:

Re:	Thomson Reuters Corporation/Thomson Reuters Finance SA
US$2,000,000,000 5 Year Revolving Credit Facility

We have acted as Luxembourg counsel for Thomson Reuters Corporation (“Thomson”) and Thomson Reuters Finance S.A., 40, avenue Monterey, Luxembourg, Grand Duchy of Luxembourg, (“TRFSA” or the “Company”) as borrowers in connection with a credit agreement (the “Credit Agreement”) dated the 16th day of August 2011 between Thomson, each of the other borrowers party thereto (the “Foreign Borrowers”, and together with Thomson and TRFSA the “Borrowers”), the Lenders party thereto from time to time, the General Administrative Agent, Canadian Administrative Agent and London Agent (collectively, the “Agents”) and the other parties thereto, pursuant to which the Lenders have agreed to make available to the Borrowers certain credit facilities in the aggregate principal amount of up to US$ 2,000,000,000 on the terms and conditions contained therein. This opinion is given to you pursuant to Section 4.01 of the Credit Agreement. Capitalized terms used but not otherwise defined in this opinion have the meaning given to such terms in the Credit Agreement.

As such counsel, we have examined an executed copy of the Credit Agreement. We have also made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed, including:

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is regulated by the Law Society of England and Wales. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

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Form of Opinion of Linklaters LLP, Counsel for the Luxembourg Borrower

(a)
the restated articles of association of TRFSA dated 13 April 2010, the articles of association not having been amended since such date based on a search carried out by us on the date hereof in registers open for public inspection (the ”Articles”);

(b)	a copy of the resolutions of the board of directors dated 11 August 2011 of TRFSA authorizing, among other things, the execution, delivery and performance of the Credit Agreement;

(c)	a copy of an extract dated 16 August 2011 concerning TRFSA issued by the Luxembourg Register of Commerce and Companies (the “Excerpt”); and

(d)	a non-bankruptcy certificate dated 16 August 2011 concerning TRFSA delivered by the Luxembourg Register of Commerce and Companies (the “Certificate”).

For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photocopied copies. We have relied exclusively upon the certificates referred to in paragraphs (c) and (d) above with respect to the accuracy of the factual matters contained therein.

We have further assumed: (i) that each party to the Credit Agreement other than TRFSA has been duly incorporated or formed and is validly existing in its jurisdiction of incorporation or formation, (ii) that each party to the Credit Agreement other than TRFSA has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Credit Agreement, (iii) that the Credit Agreement has been duly authorized, executed and delivered by each party to the Credit Agreement other than TRFSA, (iv) that the Credit Agreement constitutes the legal, valid and binding obligations of each party to the Credit Agreement other than TRFSA, (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Credit Agreement, (vii) all material terms and conditions of the relationship among the Borrowers, the Agents and the Lenders are correctly and completely reflected in the Credit Agreement, (viii) the Credit Agreement constitutes the legal, valid and binding obligation of TRFSA under New York law enforceable against TRFSA in accordance with its terms, (ix) that TRFSA has its central administration within the meaning of the law of 10 August 1915 on commercial companies, as amended and the centre of its main interests within the meaning of EC Regulation 1346/2000 of 29 May 2000 on insolvency proceedings, in Luxembourg, and (x) that TRFSA derives a corporate benefit from the Credit Agreement.

Our opinions below are limited to the laws of Luxembourg and no opinion on any other laws is given hereunder or may be derived herefrom.

Based and relying on the foregoing and subject to the qualifications expressed herein, we are of the opinion that:

(1)	TRFSA is duly incorporated and properly existing under the laws of Luxembourg.

(2)	TRFSA has the corporate power and capacity to carry on its business, to own its properties and assets and to enter into and to perform its obligations under the Credit Agreement.

(3)	All necessary corporate action has been taken by TRFSA to authorize the execution, delivery and performance by it of the Credit Agreement in accordance with its terms.

(4)	The Credit Agreement has been duly executed and delivered by TRFSA.

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Form of Opinion of Linklaters LLP, Counsel for the Luxembourg Borrower

(5)
The execution and delivery by TRFSA of the Credit Agreement and the performance by TFSA of its obligations thereunder do not and will not contravene, breach or result in any default under (i) the Articles, (ii) any law of Luxembourg.

(6)
No notarization of any of the Credit Agreement, and no authorization, consent, permit, licence or approval of, or other action by, or registration or filing with or notice to, any governmental agency or authority, regulatory body, court, tribunal or other similar entity having jurisdiction, is required in connection with the execution, delivery or performance by TRFSA of the Credit Agreement.

(7)
In the event that the Credit Agreement is sought to be enforced against TRFSA in any action or proceeding in Luxembourg in accordance with the laws applicable thereto as expressly chosen by the parties, namely the laws of New York:

(i)
the courts of Luxembourg would recognize that choice of laws and such choice of law will be upheld as a valid choice of law if that choice was not made with a view to avoiding the consequences of the laws of any other jurisdiction and that choice is not otherwise contrary to Luxembourg public policy as such term is understood under Luxembourg law (“Public Policy”); and

(ii)
if that choice of laws is valid, the courts of Luxembourg would apply the laws of New York to all issues that are to be determined by those laws under Luxembourg conflict of laws rules in that action or proceeding upon appropriate evidence as to those laws being adduced; however, a Luxembourg court will not apply any laws of New York which are contrary to Luxembourg Public Policy.

In addition, a Luxembourg court has an inherent power to decline to hear an action or proceeding if it is contrary to Public Policy for it to do so, or if that court is not the proper forum to hear that action or proceeding, or if concurrent proceedings are being brought elsewhere.

(8)
The Credit Agreement is in proper form for its enforcement in a Luxembourg court. None of the terms of the Credit Agreement are contrary to Public Policy and it would not be contrary to Public Policy for a Luxembourg court to hear an action or proceeding to enforce the Credit Agreement in Luxembourg.

(9)
The submission by TRFSA to the non-exclusive jurisdiction of the courts of New York pursuant to Section 10.09 of the Credit Agreement would be recognized and given effect by a Luxembourg court as a valid submission to the jurisdiction of such courts, provided that the provisions of the Credit Agreement respecting service of process on TRFSA, as the case may be, are duly complied with.

(10)	The Credit Agreement constitutes to the extent Luxembourg law would apply to the Credit Agreement TRFSA’s legal, valid and binding obligation enforceable against TRFSA in accordance with its terms.

The foregoing opinions are subject to the following qualifications:

(a)
Our opinion that the Company is existing is based on the Company’s Articles, the Certificate and the Excerpt. It should be noted that the Certificate is not capable of revealing conclusively whether or not a winding up or administration petition or order has been presented or made, a receiver appointed, an arrangement with creditors proposed or approved or any other insolvency proceeding commenced in relation with the Company, as the case may be.

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Form of Opinion of Linklaters LLP, Counsel for the Luxembourg Borrower

(b)
This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors.

(c)
We express no opinion as to the accuracy of any warranties and representations given or made by the Company in the Credit Agreement save and insofar as the matters warranted are the subject matter of specific opinions in this letter.

(d)	We express no opinion on any documents referred to in the Credit Agreement, but not specifically examined by us.

(e)	We do not express any opinion as to any taxation matters.

(f)	We do not express any opinion as to accounting matters.

(g)	The enforcement in Luxembourg of the Credit Agreement will be subject to Luxembourg rules of civil procedure.

(h)	In Luxembourg, remedies such as specific performance and injunction may not be available.

(i)
A certificate, determination, notification, opinion or the like might be held by the Luxembourg courts not to be conclusive, final or binding if it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error.

(j)	Claims may become barred under applicable limitation period rules or may be or become subject to defences of set-off or counterclaim.

(k)
Where obligations are to be performed in a jurisdiction outside Luxembourg, they may not be enforceable in Luxembourg to the extent that performance would be illegal under the laws of that other jurisdiction.

(l)	Any term of an agreement may be amended orally with the approval of all parties thereto, despite any contractual provision to the contrary.

(m)
Any obligation to pay a sum of money in a currency other than the euro will be enforceable in Luxembourg in terms of euro only. Monetary judgements may be expressed in a foreign currency or its euro equivalent at the time of judgment or payment.

(n)
The admissibility as evidence of the Credit Agreement before a Luxembourg Court or public authority (“autorité constitute”) may require a complete or partial translation in the French or German language.

(o)
We express no opinion as to the accuracy of any warranties and representations given or made by the Company (expressly or impliedly), save and insofar as the matters warranted are the subject matter of specific opinions in this letter.

(p)	A Luxembourg court will not necessarily award costs and disbursements in litigation in accordance with contractual provisions in this regard.

(q)
Contractual provisions allowing the service of process against the Company could not prevent a Luxembourg court from holding as valid the service of process against the Company in accordance with applicable laws at the registered office of the Company.

(r)	We reserve our opinion as to the extent to which a Luxembourg court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of

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Form of Opinion of Linklaters LLP, Counsel for the Luxembourg Borrower

which such provisions form a part, notwithstanding any express contractual provisions in this regard.

(s)	In Luxembourg, enforcement may be limited by general principles of good faith, notably in case a party exercises its contractual rights in a clearly unreasonable fashion.

(t)
Obligations to make payments that may be regarded as penalties might not be fully enforceable. Punitive and/or exemplary damages may not be enforceable. Liquidated damage clauses might not be fully enforceable, to the extent that they may be reduced in case they materially exceed the damage actually suffered.

(u)	Limitation of liability clauses may be unenforceable in case of gross negligence or wilful misconduct.

(v)
If proceedings were previously commenced between the same parties and on the same grounds (or on related grounds), a plea of pendency might (and, in certain instances, must) be granted by the Luxembourg court and proceedings stayed pending the termination of the proceedings abroad.

(w)	Luxembourg courts may award payment terms in exceptional circumstances.

(y)
the courts of Luxembourg may give effect to the overriding mandatory provisions of the law of the country where the obligations arising out of the Credit Agreement have to be or have been performed, in so far as those overriding mandatory provisions render the performance of the obligations under the Credit Agreement unlawful in accordance with article 9 (3) of Regulation (EC) 593/2008 (the “Rome I Regulation”).

(z)
the effectiveness of provisions of the Credit Agreement relating to the choice of law to govern non-contractual obligations will be subject, where applicable, to EC Regulation 864/2007 of 11 July 2007 on the law applicable to non-contractual obligations (the "Rome II Regulation") whose regulations in this respect entered into force on 11 January 2009. The effectiveness of such provisions in situations where the Rome II Regulation does not apply is uncertain.

This opinion may be relied upon only by the addressees, and by the successors and permitted assigns of the Agents and the Lenders, for the purposes of the transaction contemplated by this opinion. It may not be relied upon by any other person or for any other purpose, nor may it be quoted in whole or in part or otherwise referred to, without our prior written consent provided that it may be disclosed without reliance to prospective assignees of the loans permitted under Section 10.04 the Credit Agreement. You may though deliver a copy of this opinion letter to Cravath, Swaine & Moore LLP, New York, to other advisors of the addressees of this opinion and to the advisors of sub-participants in the Credit Agreement.

Yours sincerely,

Linklaters LLP

by Tom Loesch

partner

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Form of Opinion of Linklaters LLP, Counsel for the Luxembourg Borrower